# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For the month of November, 2009**

**Commission File Number 32297**

# CPFL Energy Incorporated
**(Translation of Registrant's name into English)**

**Rua Gomes de Carvalho, 1510, 14º andar, cj 1402**
**CEP 04547-005 - Vila Olímpia, São Paulo – SP**
**Federative Republic of Brazil**
**(Address of principal executive office)**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

.

**(Free Translation of the original in Portuguese)**
**FEDERAL GOVERNMENT**
**BRAZILIAN SECURITIES COMMISSION (CVM)**
**QUARTERLY INFORMATION – ITR**
**COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

**Brazilian Corporation Law**
**Date: September 30, 2009**

**REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.**

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Federal Tax ID) |
|---|---|---|
| **01866-0** | **CPFL ENERGIA S.A.** | **02.429.144/0001-93** |
| 4 - NIRE (State Registration Number) | | |
| **35300186133** | | |

## 01.02 - HEAD OFFICE

| 1 - ADDRESS | | | 2 - DISTRICT | |
|---|---|---|---|---|
| Rua Gomes de Carvalho, 1510 - 14º– Cj 2 | | | Vila Olímpia | |
| 3 - ZIP CODE | 4 - CITY | | | 5 - STATE |
| 04547-005 | São Paulo | | | SP |
| 6 - AREA CODE | 7 - TELEPHONE | 8 - TELEPHONE | 9 - TELEPHONE | 10 - TELEX |
| 019 | 3756-8018 | - | - | |
| 11 - AREA CODE | 12 - FAX | 13 - FAX | 14 - FAX | |
| 019 | 3756-8392 | - | - | |
| 15 - E-MAIL | | | | |
| ri@cpfl.com.br | | | | |

## 01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

| 1- NAME | | | | |
|---|---|---|---|---|
| José Antonio de Almeida Filippo | | | | |
| 2 – ADDRESS | | | 3 - DISTRICT | |
| Rodovia Campinas Mogi-Mirim, 1755, Km 2,5 | | | Jardim Santana | |
| 4 - ZIP CODE | 5 - CITY | | | 6 - STATE |
| 13088-900 | Campinas | | | SP |
| 7 - AREA CODE | 8 - TELEPHONE | 9 - TELEPHONE | 10 - TELEPHONE | 11 - TELEX |
| 019 | 3756-8704 | - | - | |
| 12 - AREA CODE | 13 - FAX | 14 - FAX | 15 - FAX | |
| 019 | 3756-8777 | - | - | |
| 16 - E-MAIL | | | | |
| jfilippo@cpfl.com.br | | | | |

## 01.04 –REFERENCE AND AUDITOR INFORMATION

| CURRENT YEAR | | CURRENT QUARTER | | | PREVIOUS QUARTER | | |
|---|---|---|---|---|---|---|---|
| 1 - BEGINNING | 2. END | 3 - QUARTER | 4 - BEGINNING | 5 - END | 6 - QUARTER | 7 - BEGINNING | 8 - END |
| 01.01.2009 | 12.31.2009 | 3 | 07.01.2009 | 09.30.2009 | 2 | 04.01.2009 | 06.30.2009 |

| **09 - INDEPENDENT ACCOUNTANT** | **10 - CVM CODE** |
|---|---|
| KPMG Auditores Independentes | 00418-9 |
| **11. PARTNER IN CHARGE** | **12 - CPF (INDIVIDUAL TAX ID)** |
| Jarib Brisola Duarte Fogaça | 012.163.378-02 |

**01.05 - CAPITAL STOCK**

| Number of Shares (in units) | 1 09/30/2009 | 2 06/30/2009 | 3 09/30/2008 |
|---|---|---|---|
| **Paid-in Capital** | | | |
| 1 – Common | 479,910,938 | 479,910,938 | 479,910,938 |
| 2 – Preferred | 0 | 0 | 0 |
| 3 – Total | 479,910,938 | 479,910,938 | 479,910,938 |
| **Treasury Stock** | | | |
| 4 - Common | 0 | 0 | 0 |
| 5 - Preferred | 0 | 0 | 0 |
| 6 – Total | 0 | 0 | 0 |

**01.06 - COMPANY PROFILE**

| |
|---|
| 1 - TYPE OF COMPANY<br>**Commercial, Industrial and Other** |
| 2 - STATUS<br>**Operational** |
| 3 - NATURE OF OWNERSHIP<br>**Private National** |
| 4 - ACTIVITY CODE<br>**3120–Administration and Participation Company - Electric Energy** |
| 5 - MAIN ACTIVITY<br>**Holding** |
| 6 - CONSOLIDATION TYPE<br>**Full** |
| 7 – TYPE OF INDEPENDENT ACCOUNTANTS REPORT |

**01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS**

| 1 – ITEM | 2 - CNPJ (Federal Tax ID) | 3 - COMPANY NAME |
|---|---|---|
| | | |

**01.08 - CASH DIVIDENDS**

| 1 – ITEM | 2 – EVENT | 3 – APPROVAL | 4 – TYPE | 5 - DATE OF PAYMENT | 6 - TYPE OF SHARE | 7 - AMOUNT PER SHARE |
|---|---|---|---|---|---|---|
| 01 | RCA | 08/10/2009 | Dividend | 09/30/2009 | ON | 1.1912013240 |

**01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR**

| 1 - ITEM | 2 - DATE OF CHANGE | 3 - CAPITAL STOCK (IN THOUSANDS OF REAIS) | 4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS) | 5 - NATURE OF CHANGE | 7 - NUMBER OF SHARES ISSUED (IN UNITS) | 8 -SHARE PRICE WHEN ISSUED (IN REAIS) |
|---|---|---|---|---|---|---|
| | | | | | | |

**01.10 - INVESTOR RELATIONS OFFICER**

| 1- DATE | 2 – SIGNATURE |
|---|---|
| | |

3

**02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)**

| 1 – Code | 2 – Description | 3 – 09/30/2009 | 4 – 06/30/2009 |
|---|---|---|---|
| 1 | Total assets | 5,867,048 | 6,185,317 |
| 1.01 | Current assets | 571,385 | 1,189,615 |
| 1.01.01 | Cash and cash equivalents | 46,816 | 6,175 |
| 1.01.02 | Credits | 522,186 | 1,182,080 |
| 1.01.02.01 | Accounts receivable | 0 | 0 |
| 1.01.02.02 | Other receivables | 522,186 | 1,182,080 |
| 1.01.02.02.01 | Dividends and interest on shareholders' equity | 427,062 | 1,073,012 |
| 1.01.02.02.02 | Financial investments | 41,205 | 39,645 |
| 1.01.02.02.03 | Recoverable taxes | 39,094 | 54,687 |
| 1.01.02.02.04 | Deferred taxes | 14,284 | 14,291 |
| 1.01.02.02.05 | Prepaid expenses | 317 | 317 |
| 1.01.02.02.06 | Derivatives | 224 | 128 |
| 1.01.03 | Materials and supplies | 0 | 0 |
| 1.01.04 | Other | 2,383 | 1,360 |
| 1.02 | Noncurrent assets | 5,295,663 | 4,995,702 |
| 1.02.01 | Long-term assets | 198,975 | 191,022 |
| 1.02.01.01 | Other receivables | 179,703 | 185,283 |
| 1.02.01.01.01 | Financial investments | 68,307 | 74,616 |
| 1.02.01.01.02 | Recoverable taxes | 2,787 | 2,787 |
| 1.02.01.01.03 | Deferred taxes | 107,318 | 106,506 |
| 1.02.01.01.04 | Prepaid expenses | 1,281 | 1,364 |
| 1.02.01.01.05 | Escrow deposits | 10 | 10 |
| 1.02.01.02 | Related parties | 19,272 | 5,739 |
| 1.02.01.02.01 | Associated companies | 0 | 0 |
| 1.02.01.02.02 | Subsidiaries | 19,272 | 5,739 |
| 1.02.01.02.03 | Other related parties | 0 | 0 |
| 1.02.01.03 | Other | 0 | 0 |
| 1.02.02 | Permanent assets | 5,096,688 | 4,804,680 |
| 1.02.02.01 | Investments | 5,092,180 | 4,800,179 |
| 1.02.02.01.01 | Associated companies | 0 | 0 |
| 1.02.02.01.02 | Associated companies - goodwill | 0 | 0 |
| 1.02.02.01.03 | Permanent equity interests | 3,559,054 | 3,229,867 |
| 1.02.02.01.04 | Permanent equity interests - goodwill | 1,545,954 | 1,583,140 |
| 1.02.02.01.05 | Other investments | 0 | 0 |
| 1.02.02.01.06 | Permanent equity interests – negative goodwill | (12,828) | (12,828) |
| 1.02.02.02 | Property, plant and equipment | 1 | 1 |
| 1.02.02.03 | Intangible assets | 4,507 | 4,500 |
| 1.02.02.04 | Deferred charges | 0 | 0 |

4

**02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)**

| 1 – Code | 2 - Description | 3 – 09/30/2009 | 4 – 06/30/2009 |
|---|---|---|---|
| 2 | Total liabilities | 5,867,048 | 6,185,317 |
| 2.01 | Current liabilities | 31,868 | 634,361 |
| 2.01.01 | Loans and financing | 0 | 0 |
| 2.01.02 | Debentures | 2,812 | 15,420 |
| 2.01.02.01 | Interest on debentures | 2,812 | 15,420 |
| 2.01.03 | Suppliers | 2,556 | 1,754 |
| 2.01.04 | Taxes and social contributions payable | 101 | 18,677 |
| 2.01.05 | Dividends | 17,162 | 588,977 |
| 2.01.06 | Reserves | 0 | 0 |
| 2.01.07 | Related parties | 0 | 0 |
| 2.01.08 | Other | 9,237 | 9,533 |
| 2.02 | Noncurrent liabilities | 522,345 | 530,315 |
| 2.02.01 | Long-term liabilities | 522,345 | 530,315 |
| 2.02.01.01 | Loans and financing | 0 | 0 |
| 2.02.01.02 | Debentures | 450,000 | 450,000 |
| 2.02.01.03 | Reserves | 71,384 | 79,542 |
| 2.02.01.03.01 | Reserve for contingencies | 71,384 | 79,542 |
| 2.02.01.04 | Related parties | 0 | 0 |
| 2.02.01.05 | Advance for future capital increase | 0 | 0 |
| 2.02.01.06 | Other | 961 | 773 |
| 2.02.01.06.01 | Derivatives | 941 | 752 |
| 2.02.01.06.02 | Other | 20 | 21 |
| 2.03 | Deferred income | 0 | 0 |
| 2.05 | Shareholders' equity | 5,312,835 | 5,020,641 |
| 2.05.01 | Capital | 4,741,175 | 4,741,175 |
| 2.05.02 | Capital reserves | 16 | 16 |
| 2.05.03 | Revaluation reserves | 0 | 0 |
| 2.05.03.01 | Own assets | 0 | 0 |
| 2.05.03.02 | Subsidiary/associated companies | 0 | 0 |
| 2.05.04 | Profit reserves | 277,428 | 277,428 |
| 2.05.04.01 | Legal reserves | 277,428 | 277,428 |
| 2.05.04.02 | Statutory reserves | 0 | 0 |
| 2.05.04.03 | For contingencies | 0 | 0 |
| 2.05.04.04 | Unrealized profits | 0 | 0 |

| 1 – Code | 2 - Description | 3 – 09/30/2009 | 4 – 06/30/2009 |
|---|---|---|---|
| 2.05.04.05 | Profit retention | 0 | 0 |
| 2.05.04.06 | Special reserve for undistributed dividends | 0 | 0 |
| 2.05.04.07 | Other profit reserve | 0 | 0 |
| 2.05.05 | Equity valuation adjustments | 0 | 0 |
| 2.05.05.01 | Adjustments of financial investments | 0 | 0 |
| 2.05.05.02 | Adjustments of cumulative translation | 0 | 0 |
| 2.05.05.03 | Adjustments of business combinations | 0 | 0 |
| 2.05.06 | Accumulated profit or loss | 294,216 | 2,022 |
| 2.05.07 | Advance for future capital increase | 0 | 0 |

**03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)**

| 1 - Code | 2 – Description | 3 - 07/01/2009 to 09/30/2009 | 4 - 01/01/2009 to 09/30/2009 | 5 - 07/01/2008 to 09/30/2008 | 6 - 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 3.01 | Gross operating revenues | 3 | 3 | 0 | 0 |
| 3.02 | Deductions | 0 | 0 | 0 | 0 |
| 3.03 | Net operating revenues | 3 | 3 | 0 | 0 |
| 3.04 | Cost of sales and/or services | 0 | 0 | 0 | 0 |
| 3.05 | Gross operating income | 3 | 3 | 0 | 0 |
| 3.06 | Operating income (expense) | 287,854 | 985,298 | 338,091 | 1,048,137 |
| 3.06.01 | Selling | 0 | 0 | 0 | 0 |
| 3.06.02 | General and administrative | (4,018) | (11,901) | (3,439) | (13,405) |
| 3.06.03 | Financial | 116 | 80,312 | (4,705) | 67,548 |
| 3.06.03.01 | Financial income | 13,176 | 123,148 | 11,847 | 125,418 |
| 3.06.03.01.01 | Interest on shareholders' equity | 0 | 102,134 | 0 | 98,340 |
| 3.06.03.01.02 | Other Financial income | 13,176 | 21,014 | 11,847 | 27,078 |
| 3.06.03.02 | Financial expense | (13,060) | (42,836) | (16,552) | (57,870) |
| 3.06.04 | Other operating income | 0 | 0 | 0 | 0 |
| 3.06.05 | Other operating expense | (37,431) | (112,901) | (40,986) | (106,688) |
| 3.06.05.01 | Other operating expense | (245) | (1,340) | (8,687) | (9,785) |
| 3.06.05.02 | Amortization of intangible asset of concession | (37,186) | (111,561) | (32,299) | (96,903) |
| 3.06.06 | Equity in subsidiaries | 329,187 | 1,029,788 | 387,221 | 1,100,682 |
| 3.07 | Operating income | 287,857 | 985,301 | 338,091 | 1,048,137 |
| 3.08 | Non operating income | 0 | 0 | 0 | 0 |
| 3.08.01 | Income | 0 | 0 | 0 | 0 |
| 3.08.02 | Expense | 0 | 0 | 0 | 0 |

7

| 1 - Code | 2 – Description | 3 - 07/01/2009 to 09/30/2009 | 4 - 01/01/2009 to 09/30/2009 | 5 - 07/01/2008 to 09/30/2008 | 6 - 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 3.09 | Income before taxes on income and minority interest | 287,857 | 985,301 | 338,091 | 1,048,137 |
| 3.10 | Income tax and social contribution | 1,013 | (17,568) | 4,581 | (10,238) |
| 3.10.01 | Social contribution | 652 | (3,046) | 1,590 | (1,223) |
| 3.10.02 | Income tax | 361 | (14,522) | 2,991 | (9,015) |
| 3.11 | Deferred income tax | 804 | (4,254) | 1,215 | (3,751) |
| 3.11.01 | Deferred social contribution | 282 | (1,371) | 393 | (1,170) |
| 3.11.02 | Deferred income tax | 522 | (2,883) | 822 | (2,581) |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on shareholders equity | 0 | (102,134) | 0 | (98,340) |
| 3.15 | Net income | 289,674 | 861,345 | 343,887 | 935,808 |
| | SHARES OUTSTANDING EX-TREASURY STOCK (in units) | 479,910,938 | 479,910,938 | 479,910,938 | 479,910,938 |
| | NET INCOME PER SHARE (Reais) | 0.60360 | 1.79480 | 0.71656 | 1.94996 |
| | LOSS PER SHARE (Reais) | | | | |

8

**04.01 – STATEMENTS OF CASH FLOW – Indirect method (in thousands of Brazilian reais – R$)**

| 1 - Code | 2 - Description | 3 - 07/01/2009 to 09/30/2009 | 4 - 01/01/2009 to 09/30/2009 | 5 - 07/01/2008 to 09/30/2008 | 6 - 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 4.01 | Net cash from operating activities | 614,181 | 1,132,937 | 539,453 | 1,448,826 |
| 4.01.01 | Cash generated from operations | 3,347 | (7,431) | (8,096) | (14,906) |
| 4.01.01.01 | Net income, including income tax and social contribution | 287,857 | 883,167 | 338,091 | 949,797 |
| 4.01.01.02 | Depreciation and amortization | 37,217 | 111,650 | 32,323 | 96,977 |
| 4.01.01.03 | Reserve for contingencies | (160) | (160) | 0 | 9,097 |
| 4.01.01.04 | Interest and monetary restatement | 7,375 | 23,360 | 8,711 | 29,905 |
| 4.01.01.05 | Equity in subsidiaries | (329,187) | (1,029,788) | (387,221) | (1,100,682) |
| 4.01.01.06 | Loss on the noncurrent assets disposal | 245 | 1,340 | 0 | 0 |
| 4.01.02 | Variation on assets and liabilities | 610,834 | 1,140,368 | 547,549 | 1,463,732 |
| 4.01.02.01 | Dividend and interest on shareholders' equity received | 645,950 | 1,197,718 | 579,280 | 1,549,643 |
| 4.01.02.02 | Recoverable taxes | 15,592 | 13,386 | 9,226 | 6,078 |
| 4.01.02.03 | Escrow deposits | 160 | 158 | 0 | 0 |
| 4.01.02.04 | Other operating assets | (939) | (786) | (36) | (36) |
| 4.01.02.05 | Suppliers | 802 | 746 | (2,545) | (12,332) |
| 4.01.02.06 | Income tax and social contribution paid | (18,580) | (18,580) | (14,939) | (14,939) |
| 4.01.02.07 | Other taxes and social contributions | 1,017 | 1,050 | 4,593 | 4,493 |
| 4.01.02.08 | Interest on debts - paid | (23,181) | (52,998) | (27,494) | (69,339) |
| 4.01.02.09 | Other operating liabilities | (9,987) | (326) | (536) | 164 |
| 4.01.03 | Other | 0 | 0 | 0 | 0 |
| 4.02 | Net cash in investing activities | (4,313) | 71,183 | 57,692 | 78,739 |
| 4.02.01 | Acquisition of interest in subsidiaries | 0 | 0 | (1) | (1) |
| 4.02.02 | Capital decrease | 0 | 60,236 | 39,997 | 39,997 |
| 4.02.03 | Acquisition of property, plant and equipment | 0 | 0 | (10) | (17) |

9

| 1 - Code | 2 - Description | 3 - 07/01/2009 to 09/30/2009 | 4 - 01/01/2009 to 09/30/2009 | 5 - 07/01/2008 to 09/30/2008 | 6 - 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 4.02.04 | Financial investments | 9,259 | 29,325 | 9,019 | 27,317 |
| 4.02.05 | Acquisition of intangible assets – other | (39) | (151) | 8,687 | 6,412 |
| 4.02.06 | Advances for future capital increase | (35) | (135) | 0 | 0 |
| 4.02.07 | Other | (13,498) | (18,092) | 0 | 5,031 |
| 4.03 | Net cash in financing activities | (569,227) | (1,173,006) | (599,048) | (1,539,645) |
| 4.03.01 | Loans, financing and debentures obtained | 0 | 0 | 0 | 446,804 |
| 4.03.02 | Payment of loans, financing and debentures, net of derivatives | 69 | (170) | 0 | (671,209) |
| 4.03.03 | Dividend and interest on shareholders' equity paid | (569,296) | (1,172,836) | (599,048) | (1,315,240) |
| 4.04 | Exchange variation on cash and cash equivalents | 0 | 0 | 0 | 0 |
| 4.05 | Increase (decrease) in cash and cash equivalents | 40,641 | 31,114 | (1,903) | (12,080) |
| 4.05.01 | Cash and cash equivalents at beginning of period | 6,175 | 17,803 | 7,626 | 17,803 |
| 4.05.02 | Cash and cash equivalents at end of period | 46,816 | 48,917 | 5,723 | 5,723 |

**05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JULY 01, 2009 TO SEPTEMBER 30, 2009 (in thousands of Brazilian reais – R$)**

| 1 - Code | 2 – Description | 3 - Capital | 4 – Capital Reserves | 5 – Revaluation Reserves | 6 – Profit Reserves | 7 – Retained earnings | 8 – Equity valuation adjustments | 9 – Shareholders' Equity Total |
|---|---|---|---|---|---|---|---|---|
| 5.01 | Opening balance | 4,741,175 | 16 | 0 | 277,428 | 2,022 | 0 | 5,020,641 |
| 5.02 | Prior year adjustments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.03 | Adjusted balance | 4,741,175 | 16 | 0 | 277,428 | 2,022 | 0 | 5,020,641 |
| 5.04 | Net income / Loss for the period | 0 | 0 | 0 | 0 | 289,674 | 0 | 289,674 |
| 5.05 | Distribution | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.05.01 | Dividend | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.05.02 | Interest on shareholders' equity | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.05.03 | Other distributions | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.06 | Realization of profit reserve | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07 | Equity valuation adjustments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.01 | Adjustment of financial Investments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.02 | Adjustment of cumulative translation | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.03 | Adjustment of business combinations | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.08 | Increase/Decrease on capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.09 | Constitution/Realization of capital reserve | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.10 | Treasury shares | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

| 1 - Code | 2 – Description | 3 - Capital | 4 – Capital Reserves | 5 – Revaluation Reserves | 6 – Profit Reserves | 7 – Retained earnings | 8 – Equity valuation adjustments | 9 – Shareholders' Equity Total |
|---|---|---|---|---|---|---|---|---|
| 5.11 | Other transactions of capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.12 | Other | 0 | 0 | 0 | 0 | 2,520 | 0 | 2,520 |
| 5.13 | Final balance | 4,741,175 | 16 | 0 | 277,428 | 294,216 | 0 | 5,312,835 |

**05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2009 TO SEPTEMBER 30, 2009 (in thousands of Brazilian reais – R$)**

| 1 - Code | 2 – Description | 3 - Capital | 4 – Capital Reserves | 5 – Revaluation Reserves | 6 – Profit Reserves | 7 – Retained earnings | 8 – Equity valuation adjustments | 9 – Shareholders' Equity Total |
|---|---|---|---|---|---|---|---|---|
| 5.01 | Opening balance | 4,741,175 | 16 | 0 | 277,428 | 0 | 0 | 5,018,619 |
| 5.02 | Prior year adjustments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.03 | Adjusted balance | 4,741,175 | 16 | 0 | 277,428 | 0 | 0 | 5,018,619 |
| 5.04 | Net income / Loss for the period | 0 | 0 | 0 | 0 | 861,345 | 0 | 861,345 |
| 5.05 | Distribution | 0 | 0 | 0 | 0 | (571,671) | 0 | (571,671) |
| 5.05.01 | Dividend | 0 | 0 | 0 | 0 | (571,671) | 0 | (571,671) |
| 5.05.02 | Interest on shareholders' equity | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.05.03 | Other distributions | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.06 | Realization of profit reserve | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07 | Equity valuation adjustments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.01 | Adjustment of financial Investments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.02 | Adjustment of cumulative translation | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.03 | Adjustment of business combinations | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.08 | Increase/Decrease on capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.09 | Constitution/Realization of capital reserve | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.10 | Treasury shares | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.11 | Other transactions of capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.12 | Other | 0 | 0 | 0 | 0 | 4,542 | 0 | 4,542 |
| 5.13 | Final balance | 4,741,175 | 16 | 0 | 277,428 | 294,216 | 0 | 5,312,835 |

13

**CPFL ENERGIA S.A.**
**NOTES TO THE INTERIM FINANCIAL STATEMENTS**
**AS OF SEPTEMBER 30, 2009 AND JUNE 30, 2009**

## ( 1 ) OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

| Subsidiary | Consolidation Method | September 30, 2009 Equity Interest - % | | June 30, 2009 Equity Interest - % | |
|---|---|---|---|---|---|
| | | Direct | Indirect | Direct | Indirect |
| **Energy Distribution** | | | | | |
| Companhia Paulista de Força e Luz ("CPFL Paulista") | Full | 100.00 | - | 100.00 | - |
| Companhia Piratininga de Força e Luz ("CPFL Piratininga") | Full | 100.00 | - | 100.00 | - |
| Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz") | Full | 99.99 | - | 99.99 | - |
| Rio Grande Energia S.A. ("RGE") | Full | 100.00 | - | 100.00 | - |
| Companhia Paulista de Energia Elétrica ("CPFL Leste Paulista") | Full | 96.56 | - | 96.56 | - |
| Companhia Jaguari de Energia ("CPFL Jaguari") | Full | 90.15 | - | 90.15 | - |
| Companhia Sul Paulista de Energia ("CPFL Sul Paulista") | Full | 87.80 | - | 87.80 | - |
| Companhia Luz e Força de Mococa ("CPFL Mococa) | Full | 89.75 | - | 89.75 | - |
| **Energy Generation** | | | | | |
| CPFL Geração de Energia S.A. ("CPFL Geração") | Full | 100.00 | - | 100.00 | - |
| CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas") | Full | - | 100.00 | - | 100.00 |
| CPFL Bioenergia S.A. ("CPFL Bioenergia") | Full | - | 100.00 | - | 100.00 |
| Paulista Lajeado Energia S.A. ("Paulista Lajeado") | Full | - | 54.03 | - | 54.03 |
| BAESA - Energética Barra Grande S.A. ("BAESA") | Proportionate | - | 25.01 | - | 25.01 |
| Campos Novos Energia S.A. ("ENERCAN") | Proportionate | - | 48.72 | - | 48.72 |
| CERAN - Companhia Energética Rio das Antas ("CERAN") | Proportionate | - | 65.00 | - | 65.00 |
| Foz do Chapecó Energia S.A. ("Foz do Chapecó") | Proportionate | - | 51.00 | - | 51.00 |
| Chapecoense Geração S.A. ("Chapecoense") | Proportionate | - | 51.00 | - | - |
| Centrais Elétricas da Paraíba S.A.- EPASA ("EPASA") | Proportionate | - | 51.00 | - | - |
| **Energy Commercialization and Services** | | | | | |
| CPFL Comercialização Brasil S.A. ("CPFL Brasil") | Full | 100.00 | - | 100.00 | - |
| Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional") | Full | - | 100.00 | - | 100.00 |
| CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul") | Full | - | 100.00 | - | 100.00 |
| Sul Geradora Participações S.A. ("Sul Geradora") | Full | - | 99.95 | - | 99.95 |
| CPFL Planalto Ltda. ("CPFL Planalto") | Full | 100.00 | - | 100.00 | - |
| CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende") | Full | 100.00 | - | 100.00 | - |
| CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços") | Full | 89.81 | - | 89.81 | - |
| **Holding Company** | | | | | |
| Chumpitaz Participações S.A. ("Chumpitaz") | Full | 100.00 | - | 100.00 | - |
| CPFL Jaguariuna S.A. ("CPFL Jaguariuna") | Full | 100.00 | - | 100.00 | - |
| Companhia Jaguari de Geração de Energia ("Jaguari Geração") | Full | 90.15 | - | 90.15 | - |

## ( 2 ) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Parent Company) and consolidated quarterly financial statements are presented in thousands of Brazilian reais, except where otherwise indicated, and were prepared in accordance with (i) generally accepted accounting principles in Brazil, having fully complied with all the concepts introduced by Law nº 11,638/07 and Law nº 11,941/09 (converted from Provisional Measure nº 449/08), (ii) the Accounting Manual of the Public Electric Energy Service, (iii) the regulations laid down by ANEEL, (iv) based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) to December 31, 2008, and (v) consistent with those adopted for preparing the prior year's financial statements and and the quarterly financial statements for March 31 and June 30, 2009, and should be analyzed as a whole.

**2.1 Law nº 11,638/07 and Law nº 11,941/09 (converted fromProvisional Measure nº 449/08)**

Law nº 11,638 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Corporate Law (Law nº 6.404/76), relating to the preparation and disclosure of Financial Statements. On December 3, 2008, Provisional Measure nº 449 amended and added to certain aspects of that law and introduced the transition tax regime, which has been adopted by the Company and its subsidiaries. On May 27, 2009, Law nº 11,941 was created and ratified, converting the provisions of Provisional Measure nº 449/08 into law.

The quarterly financial statements for September 30, 2009 and June 30, 2009 reflect the changes proposed by the abovementioned legislation. Pursuant to "CPC 13 – Initial Adoption of Law nº 11,638/07 and Law nº 11,941/09", the Company and its subsidiaries have modified the quarterly financial statements for the period to September 30, 2008 so as to reflect the changes introduced by the legislation and to improve comparability of the information presented.

Accordingly, the effects of the changes in accounting practices and reclassifications on the income for the quarters ended September 30, 2009 and 2008 are shown below:

| | Net income | | | | Shareholders' equity |
| | 2009 | | 2008 | | |
| | 3rd quarter | Nine months | 3rd quarter | Nine months | September 30, 2009 |
|---|---|---|---|---|---|
| **Position prior to adoption of Law nº 11,638/07** | **289,251** | **858,451** | **338,591** | **940,168** | **5,318,133** |
| Adjustments: | | | | | |
| - Derivative contracts | 2,079 | 55,861 | (5,088) | (23,835) | (18,121) |
| - Financial instruments measured at fair value | (1,394) | (51,380) | 13,112 | 17,250 | 10,245 |
| - Lease | (70) | (174) | (19) | (70) | (310) |
| - Deferred taxes on adjustments above | (192) | (1,413) | (2,709) | 2,295 | 2,888 |
| **Subtotal** | **423** | **2,894** | **5,296** | **(4,360)** | **(5,298)** |
| **Position after adoption of Law nº 11,638/07** | **289,674** | **861,345** | **343,887** | **935,808** | **5,312,835** |
| **Reclassifications:** | | | | | |
| Income - From "financial expenses" to "operating expenses" (Amortization of intangible asset of concession) | (37,404) | (112,217) | (38,476) | (115,429) | |
| Income - From "nonoperating income" to "other operational expenses" | (153) | (11,440) | (13,627) | (19,774) | |

The Company and its subsidiaries have analyzed all the guidelines in force issued by the CPC, currently in effect and approved by the CVM, and are in full compliance with all the concepts established.

All the adjustments that affected the income statement are shown in the above table. Other adjustments foreseen in Law nº 11,638/07 not described above, such as for example, adjusting to present value, had no effect on the Company and its subsidiaries for the periods presented here.

**2.2 Consolidation Principles**

The consolidated quarterly financial statements include the balances and transactions of the Company and its direct subsidiaries (Note 1). To December 31, 2008 the financial statements of Perácio were consolidated by the Company. Since the corporate restructuring (Note 12.1), the Company holds a direct interest in the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços, CPFL Planalto, CPFL Jaguari Geração and CPFL Jaguariúna.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Jaguari Geração and CPFL Brasil are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for each year presented.

All significant intercompany balances and transactions have been eliminated.

The accounting practices of the subsidiaries are consistent with those adopted by the Company, on December 31, 2008, in accordance with initial compliance with Law nº 11,638/07 and Law nº 11,941 (converted from Provisional Measure nº 449/08).

**( 3 ) REGULATORY ASSETS AND LIABILITIES**

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2009 | | | June 30, 2009 | | |
| | Current | Non current | Total | Current | Non current | Total |
| **Assets** | | | | | | |
| **Consumers, Concessionaires and Licensees (note 5)** | | | | | | |
| Free energy | 310 | 56 | 366 | 292 | 51 | 343 |
| Discounts TUSD (*) and Irrigation | 12,753 | 2,369 | 15,122 | 14,285 | 3,384 | 17,669 |
| Other financial components | 528 | 264 | 792 | 3,089 | - | 3,089 |
| | **13,591** | **2,689** | **16,280** | **17,666** | **3,435** | **21,101** |
| **Deferred Costs Variations** | | | | | | |
| Parcel "A" | 29,869 | - | 29,869 | 109,259 | - | 109,259 |
| CVA (**) | 351,365 | 30,774 | 382,139 | 393,301 | 54,197 | 447,498 |
| | **381,234** | **30,774** | **412,008** | **502,560** | **54,197** | **556,757** |
| **Prepaid Expenses (note 9)** | | | | | | |
| Increase in PIS and COFINS | 259 | - | 259 | 259 | - | 259 |
| Overcontracting | 64,602 | 35,061 | 99,663 | 73,324 | 45,688 | 119,012 |
| Low income consumers' subsidy - Losses | 36,115 | 34,743 | 70,858 | 35,948 | 35,642 | 71,590 |
| Other financial components | 12,682 | - | 12,682 | 6,410 | - | 6,410 |
| | **113,658** | **69,804** | **183,462** | **115,941** | **81,330** | **197,271** |
| **Liabilities** | | | | | | |
| **Suppliers (note 17)** | | | | | | |
| Free energy | (29,162) | - | (29,162) | (29,075) | - | (29,075) |
| **Deferred Gains Variations** | | | | | | |
| Parcel "A" | (1,610) | - | (1,610) | (6,475) | - | (6,475) |
| CVA | (147,538) | (81,170) | (228,708) | (86,520) | (65,074) | (151,594) |
| | **(149,148)** | **(81,170)** | **(230,318)** | **(92,995)** | **(65,074)** | **(158,069)** |
| **Other Accounts Payable (note 22)** | | | | | | |
| Tariff review | (127,468) | - | (127,468) | (54,519) | - | (54,519) |
| Discounts TUSD and Irrigation | (1,239) | (68) | (1,307) | (1,897) | (550) | (2,447) |
| Increase in PIS and COFINS | (122,926) | - | (122,926) | (123,375) | - | (123,375) |
| Overcontracting | (18,231) | - | (18,231) | (35,249) | - | (35,249) |
| Low income consumers' subsidy - Gains | (6,663) | - | (6,663) | (6,849) | - | (6,849) |
| Other financial components | (10,435) | (2,818) | (13,253) | (21,131) | (6,391) | (27,522) |
| | **(286,962)** | **(2,886)** | **(289,848)** | **(243,020)** | **(6,941)** | **(249,961)** |
| **Total net** | **43,211** | **19,211** | **62,422** | **271,077** | **66,947** | **338,024** |

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

**a) Rationing ("RTE", "Free Energy" and Parcel "A")**

**a.1) Extraordinary Tariff Adjustment (RTE)**

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". This agreement introduced, as a mechanism to reimburse the energy sector for the losses incurred as a result of this program, an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers.

As the period for recovery of RTE has expired, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 115,863 and R$ 36,227, respectively, in 2007, writing off accounts receivable and the provision for losses on RTE. The deadline for recovery of RTE by CPFL Sul Paulista ended in January 2009, resulting in a total loss of R$ 2,659, with no impact in the first quarter, as a provision had already been recorded previously.

The subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Santa Cruz and CPFL Mococa realized the full amount of RTE in June 2005, December 2004, June 2006 and December 2006, respectively.

**a.2) Electric energy from Independent Suppliers ("Free Energy")**

Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to percentage established to each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program.

As in the case of the RTE, as of September 30, 2009, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 6,772. The subsidiary CPFL Geração also recorded a loss of R$ 5,576 related to a pass-through from distributors whose terms for receipt have already ended. The amounts recorded are net of these provisions.

**a.3) Parcel "A"**

Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The subsidiary CPFL Paulista started to offset Parcel "A" as from January 2008, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of Parcel "A" started to be offset from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel "A" was totally amortized in May 2008, November 2007, September 2005, March 2007 and August 2005, respectively.

17

For the subsidiary CPFL Piratininga, due to the need to bill for the full monthly cycle, collection was in excess of the existing balance, and this amount was submitted to ANEEL in the 2008 Tariff Adjustment process. The process of reimbursement to the consumer through the tariff started after approval by ANEEL, from October 2008, leaving a liability of R$ 611 at the end of the third quarter of 2009.

**b) Tariff Review and Tariff Adjustment**

**b.1) 2$^{nd}$ cycle of Tariff Review**

ANEEL provisionally established the tariff review of 2008 and 2007 for the subsidiaries, as follows:

| | CPFL Santa Cruz | CPFL Jaguari | CPFL Mococa | CPFL Leste Paulista | CPFL Sul Paulista | CPFL Paulista | RGE | CPFL Piratininga |
|---|---|---|---|---|---|---|---|---|
| **Verified Revenue** | **213,312** | **87,989** | **54,148** | **77,145** | **92,390** | **5,175,546** | **1,950,452** | **2,136,914** |
| Sector Charges | 21,504 | 12,294 | 4,687 | 8,072 | 10,594 | 540,872 | 191,388 | 257,170 |
| Purchase of Electric Energy | 85,546 | 46,524 | 21,357 | 26,643 | 37,956 | 2,394,482 | 948,665 | 954,779 |
| Energy Transmission | 17,281 | 9,767 | 4,945 | 8,139 | 10,140 | 378,791 | 184,654 | 211,926 |
| **Parcel A** | **124,331** | **68,585** | **30,989** | **42,854** | **58,690** | **3,314,145** | **1,324,707** | **1,423,875** |
| Gross Interest on Capital | 14,894 | 4,880 | 3,658 | 11,696 | 7,745 | 351,310 | 179,713 | 154,530 |
| Depreciation | 10,594 | 2,492 | 1,816 | 4,322 | 4,230 | 252,111 | 97,139 | 81,098 |
| Reference Company | 42,555 | 11,794 | 13,419 | 16,581 | 19,602 | 542,368 | 241,662 | 244,232 |
| Default | 1,463 | 220 | 126 | 187 | 225 | 34,603 | 14,548 | 12,619 |
| **Parcel B** | **69,506** | **19,386** | **19,019** | **32,786** | **31,802** | **1,180,392** | **533,062** | **492,479** |
| **Income Required (Parc. A + B)** | **193,837** | **87,971** | **50,008** | **75,640** | **90,492** | **4,494,537** | **1,857,769** | **1,916,354** |
| (-) Other Income | (1,291) | (291) | (411) | (569) | (860) | (27,276) | (12,171) | (13,152) |
| **Income Required** | **192,546** | **87,680** | **49,597** | **75,071** | **89,632** | **4,467,261** | **1,845,598** | **1,903,202** |
| **Financial Components** | **5,013** | **(1,079)** | **1,366** | **777** | **(524)** | **3,336** | **187,320** | **15,767** |
| CVA | (174) | (1,201) | 836 | (3,307) | (963) | (74,512) | 32,364 | 3,918 |
| Overcontracting | (16) | - | - | - | - | (27,534) | 2,801 | (3,304) |
| Low Income Subsidy | 2,844 | (176) | 58 | 318 | 304 | 30,534 | 723 | - |
| Discounts on TUSD and Irrigation Subsidy | 5,247 | - | 357 | 996 | 19 | 60,717 | 50,984 | 8,342 |
| Connection and Frontier Charges | 81 | 166 | 104 | 2,357 | - | 9,666 | 56 | 5,744 |
| "Light for All" Program | 1,178 | 9 | (39) | 64 | (13) | 3,401 | (466) | 618 |
| Provision Subsidy for Cooperatives | - | - | - | - | - | - | 104,725 | - |
| Other components | (4,147) | 123 | 50 | 349 | 129 | 1,064 | (3,867) | 449 |
| | - | - | - | - | - | - | - | - |
| Financial Repositioning | -9.73% | -0.35% | -8.40% | -2.69% | -2.98% | -13.69% | -5.37% | -10.94% |
| Financial Components | 2.60% | -1.23% | 2.75% | 1.04% | -0.58% | 0.08% | 10.15% | 0.83% |
| **Total Repositioning** | **-7.13%** | **-1.58%** | **-5.65%** | **-1.65%** | **-3.57%** | **-13.61%** | **4.77%** | **-10.11%** |
| **Xe Factor** | **0.22%** | **2.10%** | **0.24%** | **1.07%** | **1.31%** | **0.83%** | **0.66%** | **0.73%** |
| **Effect perceived by consumers (*)** | **-8.14%** | **-3.56%** | **-8.15%** | **-1.45%** | **-7.11%** | **-17.21%** | **2.52%** | **-15.29%** |
| **Ratification Resolutions - ANEEL** | 610/2008 | 611/2008 | 612/2008 | 607/2008 | 605/2008 | 627/2008 | 636/08 | 553/2007 |
| **Tariff Review date** | 03/02/2008 | 03/02/2008 | 03/02/2008 | 03/02/2008 | 03/02/2008 | 08/04/2008 | 19/04/2008 | 23/10/2007 |

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

In the case of all the companies, the provisional nature of the tariff review is due to the "Reference Company" and the "Xe factor". Additionally, the remuneration basis of the subsidiaries RGE and CPFL Santa Cruz are also on a provisional basis, while the financial component for the subsidiary CPFL Paulista is linked to overcontracting.

However, final approval was given in the subsequent tariff adjustments as shown below.

| | CPFL Santa Cruz | CPFL Jaguari | CPFL Mococa | CPFL Leste Paulista | CPFL Sul Paulista | CPFL Paulista | RGE | CPFL Piratininga |
|---|---|---|---|---|---|---|---|---|
| **Total Repositioning** | -17.05% | -3.79% | -10.41% | -3.22% | -4.73% | -14.07% | -8.11% | -13.50% |
| **Xe Factor** | 0.00% | 1.69% | 0.00% | 0.57% | 0.74% | 0.96% | 0.00% | 0.15% |
| **Ratification Resolution - ANEEL** | 764/2009 | 763/2009 | 766/2009 | 761/2009 | 762/2009 | 786/2009 | 801/2009 | 887/2009 |

Due to the adjustment of the tariff review for the subsidiaries CPFL Paulista and RGE, the amounts of R$ 11,979 and R$ 22,428, respectively, were recorded in the first quarter in relation to the reimbursement to be made to the consumers in the next tariff period.

As a result of the adjustment of the tariff review of the subsidiary CPFL Piratininga, a liability of R$ 90,721 (value pro rata as of September 30, 2009 of the amount of R$ 93,540 for two tariff periods) was recorded in the quarter, to be reimbursed to consumers. The amount was recorded in , " Other Accounts Payable", set against "Income from Electric Energy Operations".

### b.2) Tariff Adjustment

ANEEL established the annual tariff adjustment of 2009 and 2008 for subsidiaries, as follows:

| | CPFL Santa Cruz | CPFL Jaguari | CPFL Mococa | CPFL Leste Paulista | CPFL Sul Paulista | CPFL Paulista | RGE | CPFL Piratininga |
|---|---|---|---|---|---|---|---|---|
| **Verified Revenue** | **192,302** | **77,004** | **47,999** | **73,724** | **87,327** | **4,640,667** | **1,902,839** | **2,267,755** |
| Sector Charges | 23,419 | 13,993 | 5,932 | 9,573 | 13,090 | 690,911 | 222,227 | 341,928 |
| Purchase of Electric Energy | 97,221 | 41,213 | 23,441 | 29,413 | 42,637 | 2,793,363 | 1,089,099 | 1,098,860 |
| Transmission of Energy | 19,238 | 9,647 | 5,594 | 8,727 | 11,092 | 425,052 | 201,789 | 266,754 |
| **Parcel A** | **139,878** | **64,853** | **34,967** | **47,713** | **66,819** | **3,909,326** | **1,513,115** | **1,707,542** |
| **Parcel B** | **72,974** | **20,626** | **18,083** | **33,810** | **30,810** | **1,361,615** | **588,468** | **623,920** |
| **Income Required (Parc. A + B)** | **212,852** | **85,479** | **53,050** | **81,523** | **97,629** | **5,270,941** | **2,101,583** | **2,331,462** |
| | | | | | | | | |
| **Financial Components** | **28,530** | **300** | **351** | **1,924** | **(149)** | **402,812** | **178,722** | **73,878** |
| CVA | 5,310 | 1,735 | 1,305 | (1,709) | 1,306 | 232,828 | 113,340 | 110,116 |
| Overcontracting | 9 | - | - | - | - | 28,125 | (1,949) | 7,865 |
| Advances | 25,375 | 126 | 422 | 1,527 | 399 | 117,093 | 138,013 | 41,809 |
| Low-Income Subsidy | - | - | - | - | - | 33,047 | 1,519 | 1,090 |
| TUSD and Irrigation discount | (771) | - | 22 | 852 | 43 | 6,122 | 1,625 | 3,010 |
| Connection and Fronteir Charges | (81) | (199) | (76) | 2,358 | (119) | 3,932 | (2,073) | 357 |
| Recalculation of 2008 Tariff Review | (3,546) | (1,058) | (1,089) | (780) | (1,694) | (11,979) | (50,899) | (93,540) |
| Subsidy for cooperatives | - | - | - | - | - | - | (16,178) | 4,417 |
| CCEAR exposure | (56) | - | - | - | - | (5,534) | - | (577) |
| Other | 2,290 | (304) | (233) | (324) | (84) | (822) | (4,676) | (669) |
| | | | | | | | | |
| Adjustment Economy Tariff | 10.69% | 11.01% | 10.52% | 10.58% | 11.80% | 13.58% | 10.44% | 2.81% |
| Financial Components | 13.40% | 0.35% | 0.66% | 2.36% | -0.15% | 7.64% | 8.50% | 3.17% |
| **Total tariff adjustment** | **24.09%** | **11.36%** | **11.18%** | **12.94%** | **11.64%** | **21.22%** | **18.95%** | **5.98%** |
| | | | | | | | | |
| **X Factor** | **1.05%** | **2.81%** | **1.14%** | **1.44%** | **1.43%** | **1.19%** | **0.18%** | **-1.36%** |
| | | | | | | | | |
| **Ratification Resolution ANEEL** | **11.85%** | **9.40%** | **5.59%** | **10.61%** | **10.23%** | **21.56%** | **3.43%** | **-2.12%** |
| | | | | | | | | |
| **Ratification Resolution - ANEEL** | 770/2009 | 767/2009 | 768/2009 | 771/2009 | 769/2009 | 795/2009 | 810/2009 | 896/2009 |
| **Tariff Adjustment date** | 03/02/2009 | 03/02/2009 | 03/02/2009 | 03/02/2009 | 03/02/2009 | 08/04/2009 | 19/04/2009 | 10/23/2009 |

(*) The average effect perceived by consumers, as a result of removal from the tariff base of the financial components added in the previous tariff adjustment.

On account of the process of approval of the financial components in the tariff adjustments of the subsidiaries CPFL Paulista and RGE, the following negative adjustments were recorded in the first quarter:

CPFL Paulista: the record of a CVA liability of R$ 24,118 due to recalculation of the K factor (the lower of regulatory and actual losses), reversal of R$ 14,263 in relation to an asset of overcontracting of energy, and the record of other regulatory liabilities of R$ 9,133, mainly in respect of the CCEAR exposure and discounts for TUSD and Irrigation.

RGE: liabilities in relation to the subsidy of R$ 5,156 to cooperatives and TUSD Generation of R$ 5,495.

19

CPFL Piratininga: reversal of the Overcontracting Asset of R$ 52,302 (see item c.5) and increase of R$ 7,963 in the cooperative subsidy asset.

## c) Financial components

### c.1) Tariff review

The differences between the provisional and the final tariff reviews generated liabilities to be reimbursed to consumers, which were treated as financial components in the subsequent tariff adjustments of the respective subsidiaries, as mentioned in item b.1.

### c.2) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

As from the 2008 tariff review, ANEEL established tariff advances in relation to the forecast of these discounts for the next tariff period. The difference between the forecast and the amount actually realized is offset in the next tariff adjustment.

### c.3) CVA

Relates to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

| | Consolidated | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | September 30, 2009 | | | | | June 30, 2009 | | | | | |
| | Ratified | | | Not Ratified | Total | Ratified | | | Not Ratified | | Total |
| | 2009 | 2008 | 2007 | 2009 | | 2009 | 2008 | 2007 | 2009 | 2008 | |
| Itaipu pass-through | (59,280) | 17,408 | 1,092 | (43,950) | (84,730) | (70,279) | 13,811 | 5,658 | (10,044) | (2,340) | (63,194) |
| Electric Energy Costs | 127,321 | (22,974) | (1,350) | (82,516) | 20,481 | 123,795 | (23,516) | (6,997) | (22,377) | 33,726 | 104,631 |
| Proinfa | 28,286 | 532 | (113) | (2,966) | 25,739 | 13,125 | 2,209 | (585) | (1,435) | 12,421 | 25,735 |
| CCC | 38,097 | 2,429 | 759 | (5,366) | 35,919 | 45,551 | 5,406 | 3,934 | (25,177) | 4,168 | 33,882 |
| Transmission from Itaipu | 2,854 | 163 | 10 | 1,906 | 4,933 | 3,039 | 274 | 53 | 1,176 | 499 | 5,041 |
| Basic Network | 22,100 | 1,382 | - | 34,403 | 57,885 | 15,424 | 3,615 | - | 9,410 | 12,431 | 40,880 |
| ESS | 97,020 | 4,588 | 28 | (32,341) | 69,295 | 123,746 | 11,579 | 148 | (11,004) | 3,568 | 128,037 |
| CDE | 14,475 | (80) | (112) | 9,626 | 23,909 | 5,165 | 222 | (583) | 8,183 | 7,905 | 20,892 |
| | 270,873 | 3,448 | 314 | (121,204) | 153,431 | 259,566 | 13,600 | 1,628 | (51,268) | 72,378 | 295,904 |

### c.4) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff.

The amounts approved in 2007 and 2006 were recorded as assets and amortized until April 2008.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account "Other Accounts Payable" (note 22).

### c.5) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement.

In the 2008 Tariff Review process, ANEEL 2008 revised the methodology and the overcontracting amounts of the subsidiary CPFL Paulista, to include the seasonal processes and modulation of energy required. In order to maintain the consistency of the information, the subsidiaries CPFL Paulista and CPFL Piratininga also revised their procedures on overcontracting, including the contracts with the subsidiary CPFL Brasil, in respect of modulation and made the appropriate provisional adjustments to the accounts.

Consequently, in the first quarter of 2008, the subsidiaries CPFL Paulista and CPFL Piratininga recorded increases in "Revenue - Electric Energy Supplied" and "Costs - Cost of Electric Energy" totaling R$ 22,694 and R$ 137,169, respectively.

Additionally, the subsidiary CPFL Brasil recorded a provision for accounts payable of R$ 71,879, set against reversal of revenue from energy supplied of R$ 66,438 and financial expense of R$ 5,441.

For the Tariff Adjustment of the subsidiary CPFL Paulista, in 2009, ANEEL applied the revised methodology for flat-rate modulation to the financial years of 2005 and 2006, resulting in a positive effect on Cost of Electric Energy at CPFL Brasil of R$ 4,688, in line with the procedure adopted in 2008.

As a result of Dispatch nº 1,366, of April 7, 2009, in which ANEEL denied approval of the Request for Reconsideration filed by the subsidiary CPFL Paulista in relation to overcontracting of electric energy in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga regarded the adjustments as final.

In relation to the 2009 Tariff Reviews of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL regarding the transactions relating to the acquisition of electric energy in the CCEE, in 2008, as voluntary exposure, and therefore provisionally approved the amounts of R$ 32,006 and R$ 7,865, respectively for CPFL Paulista and CPFL Piratininga, of the Overcontracting, but did not recognise the amounts of R$ 19,503 and R$ 52,302, originally recorded by the subsidiaries. While not agreeing with the Agency's position, the subsidiaries, conservatively, decided to reverse these amounts, crediting "Prepaid Expenses" setting against "Costs - Cost of Electric Energy" (R$ 18,583 in the first quarter of 2009 and R$ 49,621 in the third quarter of 2009 and "Financial income" (R$ 920 in the 1st quarter of 2009 and R$ 2,681 in the third quarter of 2009). The amounts used in the tariff adjustments were provisionally adopted by ANEEL in order to postpone the final decision on the matter until the future discussion at Public Hearing nº 008/2009, on Mar 11, 2009.

**c.6) Low Income Consumers' Subsidy**

Law nº 10,438, of April 26, 2002 and Decree nº 4.336, of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential subcategory. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

21

Since the subsidies granted to consumers should be identified,as from the second tariff review cycle of the distribution subsidiaries, ANEEL decided that, whenever possible, part of this subsidy would be reimbursed through the tariff in the ambit of the concessionaire itself including the financial component in the tariff. If full reimbursement cannot be made through the tariff, CDE funds will be transferred to supplement this subsidy

ANEEL introduced a new system granting tariff adjustments to cover in full subsidies granted to the consumers. Accordingly, the difference between the subsidy actually made and the advance received will be calculated monthly for purposes of inclusion in the next tariff adjustment.

**c.7) Other financial components**

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and consultancy (measures to be taken and remuneration basis).

Changes in regulatory assets and liabilities during the quarter ended September 30, 2009:

| | | Consolidated | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | June 30, 2009 | Operating reveue (note 24) | | Cost of electric energy (note 25) | | Deductions from operating revenue | | Operating expense | | Cash | Financial income (expense) (note 27) | | September 30, 2009 |
| | | Deferral | Amort. | Deferral | Amort. | Deferral | Amort. | Amort. | Prov.for losses | | Deferral | Remuner. | |
| Free energy | (28,732) | - | - | - | - | - | - | - | 70 | (58) | - | (76) | (28,796) |
| Parcel "A" | 102,784 | - | (847) | - | (61,309) | - | (14,942) | 138 | - | - | - | 2,435 | 28,259 |
| Tariff review | (54,519) | (90,721) | 17,772 | - | - | - | - | - | - | - | - | - | (127,468) |
| Discounts TUSD and Irrigation | 15,222 | 4,567 | (5,948) | - | - | - | - | - | - | - | - | (26) | 13,815 |
| CVA | 295,904 | - | - | (72,290) | (70,383) | 23,504 | (20,108) | - | - | - | (11,288) | 8,092 | 153,431 |
| Increase in PIS and COFINS | (123,116) | - | - | - | - | - | - | - | - | - | - | 449 | (122,667) |
| Overcontracting | 83,763 | - | - | 3,583 | (3,663) | - | - | - | - | - | - | (2,251) | 81,432 |
| Low Income Consumers' Subsidy | 64,741 | 9,974 | (7,740) | - | - | - | - | - | - | (2,759) | - | (21) | 64,195 |
| Other financial components | (18,023) | 51,755 | (36,263) | - | 1,295 | - | 1,256 | 563 | - | (169) | - | (193) | 221 |
| **Total net** | **338,024** | **(24,425)** | **(33,026)** | **(68,707)** | **(134,060)** | **23,504** | **(33,794)** | **701** | **70** | **(2,986)** | **(11,288)** | **8,409** | **62,422** |

## ( 4 )  CASH AND CASH EQUIVALENTS

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | September 30, 2009 | June 30, 2009 | September 30, 2009 | June 30, 2009 |
| Bank deposits | 2,790 | 505 | 48,202 | 384,102 |
| Short-term financial investments | 44,026 | 5,670 | 631,526 | 346,954 |
| **Total** | **46,816** | **6,175** | **679,728** | **731,056** |

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

## ( 5 ) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown as of September 30, 2009 and June 30, 2009:

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | | Past due | | Total | |
| | Balances Coming due | Up to 90 days | More than 90 days | September 30, 2009 | June 30, 2009 |
| **Current** | | | | | |
| **Consumer Classes** | | | | | |
| Residential | 293,696 | 197,247 | 20,976 | 511,919 | 488,322 |
| Industrial | 211,693 | 81,144 | 45,269 | 338,106 | 297,732 |
| Commercial | 114,377 | 54,883 | 21,373 | 190,633 | 177,883 |
| Rural | 27,886 | 6,631 | 1,327 | 35,844 | 31,802 |
| Public Administration | 31,777 | 7,506 | 2,890 | 42,173 | 36,589 |
| Public Lighting | 40,403 | 3,904 | 36,335 | 80,642 | 92,210 |
| Public Service | 30,380 | 7,185 | 996 | 38,561 | 34,765 |
| **Billed** | **750,212** | **358,500** | **129,166** | **1,237,878** | **1,159,303** |
| Unbilled | 388,816 | - | - | 388,816 | 380,869 |
| Financing of Consumers' Debts | 45,479 | 3,616 | 14,567 | 63,662 | 60,363 |
| Regulatory assets (note 3) | 13,591 | - | - | 13,591 | 17,666 |
| CCEE Transactions | 27,026 | - | - | 27,026 | 31,556 |
| Concessionaires and Licensees | 182,697 | - | 4 | 182,701 | 188,893 |
| Collection in process of Classification | (42,227) | - | - | (42,227) | 18,972 |
| Other | 14,479 | - | - | 14,479 | 17,477 |
| **Total** | **1,380,073** | **362,116** | **143,737** | **1,885,926** | **1,875,099** |
| | | | | | |
| **Noncurrent** | | | | | |
| Financing of Consumers' Debts | 131,727 | - | - | 131,727 | 134,810 |
| Regulatory assets (note 3) | 2,689 | - | - | 2,689 | 3,435 |
| CCEE Transactions | 41,301 | - | - | 41,301 | 41,301 |
| Concessionaires and Licensees | 40,130 | - | - | 40,130 | 48,156 |
| **Total** | **215,847** | **-** | **-** | **215,847** | **227,702** |

24

**Collection in process of Classification** - This refers to amounts received that are pending identification, mainly related to accounts receivable from electric energy consumers. The credit balance of R$ 42,227 at September 2009 refers to amounts received where the accounts receivable were not written off due to the implementation of the new billing system, and the June 2009 debit balance of R$ 18,972 refers to amounts not identified at that date and duly reclassified in the various collection banks in the subsequent period.

## ( 6 ) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo ("CESP") (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of September 30, 2009, the current assets balance of the parent company is R$ 41,205 (R$ 39,645 as of June 30, 2009), and the noncurrent assets balance is R$ 68,307 (R$ 74,616 as of June 30, 2009). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

## ( 7 ) RECOVERABLE TAXES

| | Parent Company | | Consolidated | |
| --- | --- | --- | --- | --- |
| | September 30, 2009 | June 30, 2009 | September 30, 2009 | June 30, 2009 |
| **Current** | | | | |
| Social Contribution Prepayments - CSLL | 652 | - | 14,895 | 7,768 |
| Income Tax Prepayments - IRPJ | 1,008 | - | 40,761 | 22,101 |
| Social Contribution and Income Tax | 20,640 | 38,647 | 56,714 | 67,354 |
| Withholding Income Tax - IRRF | 1,040 | 287 | 30,739 | 32,023 |
| ICMS (State VAT) | - | - | 48,763 | 45,769 |
| PIS (Tax on Revenue) | - | - | 4,449 | 3,290 |
| COFINS (Tax on Revenue) | 10 | 9 | 15,015 | 10,998 |
| INSS (Social Security) | 1 | 1 | 578 | 634 |
| Withholding Income Tax on Interest on Net Equity | 15,743 | 15,743 | 15,743 | 15,743 |
| Other | - | - | 7,143 | 6,170 |
| **Total** | **39,094** | **54,687** | **234,800** | **211,850** |
| | | | | |
| **Noncurrent** | | | | |
| Social Contribution Tax - CSLL | - | - | 27,444 | 27,096 |
| Income Tax - IRPJ | - | - | 1,001 | 984 |
| PIS (Tax on Revenue) | 2,787 | 2,787 | 2,787 | 2,787 |
| ICMS (State VAT) | - | - | 66,740 | 65,801 |
| Other | - | - | 5,120 | 4,857 |
| **Total** | **2,787** | **2,787** | **103,092** | **101,525** |

25

## ( 8 )  ALLOWANCE FOR DOUBTFUL ACCOUNTS

|  | Consolidated |
|---|---|
| **Balance as of June 30, 2009** | **(76,920)** |
| Additional Allowance Recorded | (24,376) |
| Recovery of Revenue | 12,254 |
| Write-off of Accounts Receivable | 8,733 |
| **Balance as of September 30, 2009** | **(80,309)** |

## ( 9 )  PREPAID EXPENSES

|  | Consolidated | | | |
|---|---|---|---|---|
|  | Current | | Noncurrent | |
|  | September 30, 2009 | June 30, 2009 | September 30, 2009 | June 30, 2009 |
| Regulatory assets - (note 3) | 113,658 | 115,941 | 69,804 | 81,330 |
| Other | 21,732 | 23,031 | 7,794 | 8,623 |
| **Total** | **135,390** | **138,972** | **77,598** | **89,953** |

## ( 10 )  DEFERRED TAXES

|  | Parent Company | | Consolidated | |
|---|---|---|---|---|
|  | September 30, 2009 | June 30, 2009 | September 30, 2009 | June 30, 2009 |
| **Social Contribution Credit on:** | | | | |
| Tax Loss Carryforwards | 22,817 | 22,538 | 33,664 | 34,519 |
| Tax Benefit on Merged Goodwill | - | - | 196,159 | 200,893 |
| Temporarily Nondeductible Differences | 73 | 70 | 66,002 | 77,638 |
| **Subtotal** | **22,890** | **22,608** | **295,825** | **313,050** |
| **Income Tax Credit on:** | | | | |
| Tax Loss Carryforwards | 78,262 | 78,110 | 79,495 | 80,443 |
| Tax Benefit of Merged Goodwill | - | - | 656,768 | 672,022 |
| Temporarily Nondeductible Differences | 20,450 | 20,079 | 201,821 | 233,735 |
| **Subtotal** | **98,712** | **98,189** | **938,084** | **986,200** |
| **Credits of PIS and COFINS on:** | | | | |
| Temporarily Nondeductible Differences | - | - | 1,102 | 12,480 |
| **Total** | **121,602** | **120,797** | **1,235,011** | **1,311,730** |
| **Current** | 14,284 | 14,291 | 169,928 | 210,164 |
| **Noncurrent** | 107,318 | 106,506 | 1,065,083 | 1,101,566 |
| **Total** | **121,602** | **120,797** | **1,235,011** | **1,311,730** |

The projections of future income, which guide and support the constitution of the deferred tax credits of the Company and its subsidiaries, were approved by the Board of Directors and examined by the Fiscal Council and are annually reviewed. For the quarter ended September 30, 2009, Management does not anticipate significant changes in the projections disclosed in the December 31, 2008 financial statements.

**10.2 - Tax Benefit on Merged Goodwill:**

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

| | Consolidated | | | |
| --- | --- | --- | --- | --- |
| | September 30, 2009 | | June 30, 2009 | |
| | CSLL | IRPJ | CSLL | IRPJ |
| CPFL Paulista | 106,194 | 294,983 | 108,654 | 301,814 |
| CPFL Piratininga | 23,727 | 81,412 | 24,246 | 83,195 |
| RGE | 45,145 | 186,438 | 45,912 | 189,606 |
| CPFL Santa Cruz | 6,178 | 19,427 | 6,494 | 20,420 |
| CPFL Leste Paulista | 3,618 | 10,045 | 3,783 | 10,508 |
| CPFL Sul Paulista | 5,259 | 14,606 | 5,497 | 15,269 |
| CPFL Jaguari | 3,163 | 8,787 | 3,299 | 9,163 |
| CPFL Mococa | 2,066 | 5,737 | 2,165 | 6,014 |
| CPFL Geração | - | 33,987 | - | 34,594 |
| CPFL Serviços | 809 | 1,346 | 843 | 1,439 |
| **Total** | **196,159** | **656,768** | **200,893** | **672,022** |

**10.3 – Accumulated balances on temporary nondeductible differences:**

| | Consolidated | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | September 30, 2009 | | | June 30, 2009 | | |
| | CSLL | IRPJ | PIS/COFINS | CSLL | IRPJ | PIS/COFINS |
| Reserve for Contingencies | 11,307 | 50,195 | - | 11,290 | 49,723 | - |
| Pension Plan Expenses | 4,292 | 12,919 | - | 4,457 | 13,378 | - |
| Allowance for Doubtful Accounts | 6,658 | 18,492 | - | 6,273 | 17,421 | - |
| Research and Development and Energy Efficiency Programs | 16,512 | 45,860 | - | 16,927 | 47,011 | - |
| Profit Sharing | 1,583 | 5,141 | - | 1,214 | 4,118 | - |
| Differences in Depreciation Rates - RGE | 10,111 | 28,086 | - | 10,466 | 29,072 | - |
| Regulatory liability - Increase in PIS and COFINS | 10,833 | 30,092 | - | 10,874 | 30,204 | - |
| Provision for overcontracting (Note 3 c.5) | 990 | 2,749 | 942 | 11,803 | 32,784 | 12,347 |
| Effects of Law nº 11,638/07 (Note 2) | 804 | 2,231 | 160 | 870 | 2,418 | 133 |
| Other | 2,912 | 6,056 | - | 3,464 | 7,606 | - |
| **Total** | **66,002** | **201,821** | **1,102** | **77,638** | **233,735** | **12,480** |

27

**10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and nine-month period ended September 30, 2009 and 2008:**

| | Parent Company | | | |
|---|---|---|---|---|
| | **CSLL** | | | |
| | **2009** | | **2008** | |
| | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Income before taxes** | **287,857** | **985,301** | **338,091** | **1,048,137** |
| **Adjustments to Reflect Effective Rate:** | | | | |
| - Equity on subsidiaries | (329,187) | (1,029,788) | (387,221) | (1,100,682) |
| - Intangible asset (goodwill) amortization | 30,330 | 90,990 | 25,549 | 76,649 |
| - Other Permanent Additions, net | 620 | 2,573 | 1,548 | 2,481 |
| **Calculation base** | **(10,380)** | **49,076** | **(22,033)** | **26,585** |
| Statutory Tax Rate | 9% | 9% | 9% | 9% |
| **Total** | **934** | **(4,417)** | **1,983** | **(2,393)** |

| | Parent Company | | | |
|---|---|---|---|---|
| | **IRPJ** | | | |
| | **2009** | | **2008** | |
| | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Income before taxes** | **287,857** | **985,301** | **338,091** | **1,048,137** |
| **Adjustments to Reflect Effective Rate:** | | | | |
| - Equity on subsidiaries | (329,187) | (1,029,788) | (387,221) | (1,100,682) |
| - Intangible asset (goodwill) amortization | 37,186 | 111,561 | 32,299 | 96,903 |
| - Other Permanent Additions, net | 611 | 2,546 | 1,594 | 2,570 |
| **Calculation base** | **(3,533)** | **69,620** | **(15,237)** | **46,928** |
| Statutory Tax Rate | 25% | 25% | 25% | 25% |
| **Tax Credit Result** | **883** | **(17,405)** | **3,809** | **(11,732)** |
| - Tax Credit Allocated | - | - | 4 | 136 |
| **Total** | **883** | **(17,405)** | **3,813** | **(11,596)** |

|  | Consolidated | | | |
|---|---|---|---|---|
|  | **CSLL** | | | |
|  | **2009** | | **2008** | |
|  | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Income before taxes** | **455,763** | **1,364,539** | **535,748** | **1,464,820** |
| **Adjustments to Reflect Effective Rate:** | | | | |
| - Intangible asset (goodwill) amortization | 30,330 | 90,990 | 27,065 | 81,193 |
| - CMC Realization | 2,172 | 9,251 | 3,765 | 12,227 |
| - Effect of Presumed Profit System | (10,503) | (30,328) | (10,528) | (32,710) |
| - Other Permanent Additions (Exclusions), net | 14,340 | 24,402 | 5,200 | (13,724) |
| **Calculation base** | **492,102** | **1,458,854** | **561,250** | **1,511,806** |
| Statutory Tax Rate | 9% | 9% | 9% | 9% |
| **Tax Debit Result** | **(44,289)** | **(131,297)** | **(50,513)** | **(136,063)** |
| - Tax Credit Allocated / (Not Allocated) | (295) | (1,347) | (383) | (1,155) |
| **Total** | **(44,584)** | **(132,644)** | **(50,896)** | **(137,218)** |

|  | Consolidated | | | |
|---|---|---|---|---|
|  | **IRPJ** | | | |
|  | **2009** | | **2008** | |
|  | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Income before taxes** | **455,763** | **1,364,539** | **535,748** | **1,464,820** |
| **Adjustments to Reflect Effective Rate:** | | | | |
| - Intangible asset (goodwill) amortization | 37,585 | 112,756 | 38,476 | 115,429 |
| - Effect of Presumed Profit System | (12,301) | (34,670) | (13,029) | (39,526) |
| - Other Permanent Additions (Exclusions), net | (11,453) | (4,198) | (6,897) | (2,205) |
| **Calculation base** | **469,594** | **1,438,427** | **554,298** | **1,538,518** |
| Statutory Tax Rate | 25% | 25% | 25% | 25% |
| **Tax Debit Result** | **(117,399)** | **(359,607)** | **(138,575)** | **(384,630)** |
| - Tax Credit Allocated / (Not Allocated) | (596) | (3,057) | (9) | 90 |
| **Total** | **(117,995)** | **(362,664)** | **(138,584)** | **(384,540)** |

### ( 11 ) OTHER CREDITS

|  | Consolidated | | | |
|---|---|---|---|---|
|  | **Current** | | **Noncurrent** | |
|  | **September 30, 2009** | **June 30, 2009** | **September 30, 2009** | **June 30, 2009** |
| Receivables from CESP | 9,111 | 20,010 | - | - |
| Receivables from BAESA's shareholders | 15,156 | 14,840 | 18,945 | 22,260 |
| Advances - Fundação CESP | 7,003 | 6,762 | - | - |
| Pledges, Funds and Tied Deposits | 384 | 872 | 30,420 | 24,902 |
| Fund Tied to Foreign Currency Loans | - | - | 19,553 | 25,072 |
| Orders in Progress | 5,987 | 7,147 | - | 34 |
| Services Rendered to Third Parties | 42,510 | 39,942 | - | - |
| Reimbursement RGR | 6,332 | 6,666 | 765 | 765 |
| Advance Energy Purchase Agreements | 13,027 | 7,459 | 58,169 | 61,438 |
| Other | 30,527 | 15,936 | 24,039 | 24,360 |
| **Total** | **130,037** | **119,634** | **151,891** | **158,831** |

## ( 12 ) INVESTMENTS

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | September 30, 2009 | June 30, 2009 | September 30, 2009 | June 30, 2009 |
| Permanent Equity Interests: | | | | |
| At equity method | 3,559,054 | 3,229,867 | - | - |
| At cost method | - | - | 117,591 | 117,535 |
| Negative goodwill | (12,828) | (12,828) | (12,828) | (12,828) |
| Goodwill | 1,545,954 | 1,583,140 | - | - |
| **Total** | **5,092,180** | **4,800,179** | **104,763** | **104,707** |

### 12.1 - Permanent Equity Interests:

The main information on the investments in direct permanent equity interests is as follows:

| Investment | Number of (thousand) Shares held | Interest - % | September 30, 2009 Capital | September 30, 2009 Shareholders Equity | 3rd quarter 2009 Net Income | Shareholders Equity Interest September 30, 2009 | Shareholders Equity Interest June 30, 2009 | Equity in Subsidiaries 3rd quarter 2009 | Equity in Subsidiaries 3rd quarter 2008 |
|---|---|---|---|---|---|---|---|---|---|
| CPFL Paulista | 72,650 | 100% | 72,650 | 630,778 | 133,390 | 630,778 | 497,388 | 133,390 | 147,781 |
| CPFL Piratininga | 53,031,259 | 100% | 62,735 | 215,758 | (14,780) | 215,758 | 230,538 | (14,780) | 60,127 |
| RGE | 807,168 | 100% | 851,861 | 1,140,745 | 39,151 | 1,140,745 | 1,101,594 | 39,151 | 40,779 |
| CPFL Santa Cruz | 371,772 | 99,99% | 45,330 | 90,754 | 10,617 | 90,745 | 80,128 | 10,617 | 7,598 |
| CPFL Leste Paulista | 895,373 | 96,56% | 12,217 | 44,515 | 4,164 | 43,672 | 39,630 | 4,042 | - |
| CPFL Jaguari | 211,844 | 90,15% | 5,716 | 33,290 | 2,120 | 31,761 | 29,848 | 1,913 | - |
| CPFL Sul Paulista | 445,317 | 87,80% | 10,000 | 46,172 | 3,990 | 43,838 | 40,288 | 3,550 | - |
| CPFL Mococa | 116,989 | 89,75% | 9,850 | 31,335 | 2,442 | 29,223 | 27,031 | 2,192 | - |
| CPFL Geração | 205,487,716 | 100% | 1,039,618 | 1,225,491 | 85,417 | 1,225,491 | 1,140,074 | 85,417 | 56,230 |
| CPFL Brasil | 2,999 | 100% | 2,999 | 65,114 | 61,516 | 65,114 | 3,598 | 61,516 | 64,941 |
| CPFL Atende (*) | 1 | 100% | 1 | (1,916) | 6 | (1,916) | (1,922) | 6 | (28) |
| CPFL Planalto (*) | 630 | 100% | 630 | 2,233 | 1,603 | 2,233 | 630 | 1,603 | - |
| CPFL Serviços | 1,443,141 | 89,81% | 588 | (245) | (2,174) | 36 | 1,986 | (1,950) | - |
| CPFL Jaguariuna | 189,620 | 100% | 2,481 | 2,195 | 7 | 2,195 | 2,189 | 6 | - |
| CPFL Jaguari Geração | 40,072 | 90,15% | 40,108 | 43,688 | 2,789 | 39,381 | 36,867 | 2,514 | - |
| Perácio | - | - | - | - | - | - | - | - | 9,793 |
| **Total** | | | | | | **3,559,054** | **3,229,867** | **329,187** | **387,221** |

The changes in the balance of shareholders' interests refer to equity adjustments accounting, in accordance with the above table.

**a) Corporate Restructuring: Perácio, CPFL Jaguariúna and subsidiaries**

On December 30, 2008, in Authorization Resolution nº 1,737, ANEEL approved a corporate restructuring involving Perácio, CPFL Jaguariúna and its subsidiaries. The operation was put into effect in the first quarter of 2009, and consisted of:

• **Increase in the capital of Perácio:**

An Extraordinary General Meeting (EGM) held on January 29, 2009 approved an increase of R$ 413,543 in the capital of Perácio by the Company, by capitalization of AFAC amounting to R$ 409,310 and other accounts receivable of R$ 4,233.

• **Merger of Perácio by CPFL Jaguariúna:**

An EGM held on February 18, 2009 approved the merger of Perácio by CPFL Jaguariúna. The merged company was consequently terminated and CPFL Jaguariúna succeeded to all its assets, rights and obligations.

• **Partial spin-off of CPFL Jaguariúna:**

An EGM held on March 25, 2009 approved the partial spin-off and reduction of capital of CPFL Jaguariúna.

In the spin-off, the goodwill, the related provision and the tax benefit on the merged goodwill (Perácio), recorded according to the CVM Instruction nº 319/99 e nº 349/01, amounting net to R$ 40,824, were merged into the CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Serviços. Additionally, the capital of CPFL Jaguariúna was reduced by R$ 290,248, consisting of transfer to CPFL Energia of the investment in the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, CPFL Planalto, CPFL Serviços and CPFL Jaguari Geração, totaling R$ 201,339; of dividend receivable of R$ 66,776; cash of R$ 2,000; liabilities of R$ 23,917; and net goodwill balance of R$ 44,050 (reassessed goodwill of R$ 41,614 and R$ 2,436 related to the goodwill on acquisition of non-controlling shareholders).

The goodwill on acquisition of minority interests, after having being merged and applying CVM n° 319/99 and n° 349/01, generated a tax credit of R$ 808 in the subsidiaries and adjusted goodwill of R$ 1,628 for the Company.

After completion of the corporate restructuring, the Company holds direct control of these subsidiaries.

**b) Capital Reduction:**

The EGM of March 25, 2009 also approved a reduction of capital of the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari. The objective of this reduction, which resulted in a financial reimbursement of R$ 58,236 to the Company, was to adjust the capital structure. This operation did not result in cancellation of shares.

**c) Restructuring of Foz do Chapecó**

On May 12, 2009, in Authorization Resolution nº 1913, ANEEL approved the corporate restructuring of the indirect subsidiary Foz do Chapecó, which consists of the transfer of all the shares in Foz do Chapecó currently held by the subsidiary CPFL Geração and by Companhia Estadual de Energia Elétrica ("CEEE-GT") to Chapecoense Geração S.A. ("Chapecoense").

On August 20, 2009, the companies Foz do Chapecó and Chapecoense held Extraordinary General Meetings to ratify the restructuring. The partners of Chapecoense are now CPFL Geração, holding 51%, CEEE-GT with 9% and Furnas with 40%. Accordingly, Chapecoense will now hold 100% of the capital of Foz do Chapecó. This restructuring did not change the participations previously held by the partners in the venture.

**d) Acquisition of Shareholders' Interest in EPASA through CPFL Geração**

On September 15, 2009 the subsidiary CPFL Geração signed a contract to acquire 51% of the capital of Centrais Elétricas da Paraíba S.A. ("EPASA). EPASA is a private corporation set up for the specific purpose of developing, implementing, operating and exploiting 2 (two) thermoelectric plants, "UTE Termoparaíba" and "UTE Termonordeste", both powered by fuel oil and planned installed power of 170.80 MW each.

Authorization was received for these plants to be operated for 35 years under an independent electric energy production regime through MME Administrative Rulings nº 340, of December 6, 2007 and nº 347 of December 11, 2007, for UTE Termoparaíba and UTE Termonordeste.

**12.2 – Interest on Shareholders' Equity and Dividends:**

| | Parent Company | | | | | |
|---|---|---|---|---|---|---|
| | Dividend | | Interest on net equity | | Total | |
| | September 30, | | September 30, | | September 30, | |
| Subsidiaries | 2009 | June 30, 2009 | 2009 | June 30, 2009 | 2009 | June 30, 2009 |
| CPFL Paulista | 205,291 | 276,080 | - | 13,211 | 205,291 | 289,291 |
| CPFL Piratininga | 132,706 | 162,706 | 6,123 | 6,123 | 138,829 | 168,829 |
| RGE | 41,001 | 41,001 | 20,000 | 31,294 | 61,001 | 72,295 |
| CPFL Santa Cruz | 6,999 | 8,051 | - | 2,128 | 6,999 | 10,179 |
| CPFL Geração | - | 276,087 | - | 90,235 | - | 366,322 |
| CPFL Brasil | - | 130,943 | - | - | - | 130,943 |
| CPFL Leste Paulista | 3,582 | 6,582 | 1,375 | 1,375 | 4,957 | 7,957 |
| CPFL Sul Paulista | 4,801 | 9,802 | 1,036 | 1,036 | 5,837 | 10,838 |
| CPFL Jaguari | - | 1,681 | - | 785 | - | 2,466 |
| CPFL Mococa | 500 | 2,658 | - | 580 | 500 | 3,238 |
| CPFL Serviços | 3,648 | 3,648 | - | - | 3,648 | 3,648 |
| CPFL Planalto | - | 3,379 | - | - | - | 3,379 |
| CPFL Jaguari Geração | - | 3,627 | - | - | - | 3,627 |
| **Total** | **398,528** | **926,245** | **28,534** | **146,767** | **427,062** | **1,073,012** |

In the third quarter of 2009, the Company received R$ 645,950 in relation to dividends declared in prior periods.

**12.3 – Investment at cost**

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.'s 5.91% participation in the total capital of Investco S/A, comprising 25,829 common shares and 16,931 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) which assign the right to 10% of net income before profit sharing, these effects, totaling R$ 74,759, were registered in the liabilities of the consolidated financial statements under Non-Controlling Shareholders Interest.

**12.4 – Goodwill**

With regard to the type of goodwill recorded in the parent company, see Note 14.

**( 13 ) PROPERTY, PLANT AND EQUIPMENT**

| | Consolidated | | | June 30, 2009 |
| | September 30, 2009 | | | |
| | Historical Cost | Accumulated Depreciation | Net Value | Net Value |
|---|---|---|---|---|
| **In Service** | | | | |
| - Distribution | 8,242,634 | (4,228,887) | 4,013,747 | 3,952,125 |
| - Generation | 2,128,604 | (233,490) | 1,895,114 | 1,907,800 |
| - Commercialization | 187,153 | (81,855) | 105,298 | 107,222 |
| - Administration | 146,538 | (88,118) | 58,420 | 54,919 |
| - Leased assets | 943,351 | (258,381) | 684,970 | 688,841 |
| | **11,648,280** | **(4,890,731)** | **6,757,549** | **6,710,907** |
| **In Progress** | | | | |
| - Distribution | 330,213 | - | 330,213 | 280,199 |
| - Generation | 1,086,027 | - | 1,086,027 | 931,604 |
| - Commercialization | 30,571 | - | 30,571 | 24,834 |
| - Administration | 18,653 | - | 18,653 | 20,608 |
| | **1,465,464** | **-** | **1,465,464** | **1,257,245** |
| **Subtotal** | **13,113,744** | **(4,890,731)** | **8,223,013** | **7,968,152** |
| Special Obligations linked to the Concession | | | (1,042,845) | (1,025,312) |
| **Total** | | | **7,180,168** | **6,942,840** |

The average depreciation rate of the assets, considering the estimated useful life of assets as defined by the regulatory agency, is 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

In compliance with IBRACON Technical Communication nº 02/09 of February 20, 2009 and in accordance with the provisions of Law nº 8,987 of February 13, 1995 and Decree nº 2,003 of September 10, 1996, the Management of the indirect subsidiaries BAESA and CERAN, together with their legal advisors, understand that, under the terms of the legislation in force and the concession contract, all the assets and installations tied to the hydroelectric power plants that have not yet been amortized will be indemnified at the end of said contract. In addition, aiming to eliminate any doubts about this, the indirect subsidiary BAESA sent a letter to ANEEL on May 28, 2009 requesting the regulatory agency's official position on the matter.

The legal advisors of the indirect subsidiary ENERCAN also analyzed its concession contract under the terms of the legislation and considered that there is a risk that ANEEL could understand that only the residual values of the non-amortized assets relating to investments made after the last generator unit came into operation are to be indemnified, although the same advisors also presented consistent arguments for the possibility of the indirect subsidiary ENERCAN obtaining this indemnification. Aiming to resolve these doubts, from a regulatory standpoint, the indirect subsidiary ENERCAN sent a letter to ANEEL on 01 June, 2009 requesting its position on the matter.

## ( 14 ) INTANGIBLE ASSETS

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | September 30, 2009 | June 30, 2009 | September 30, 2009 | June 30, 2009 |
| Intangible concession asset | - | - | 2,201,107 | 2,247,274 |
| Other intangible assets | 4,507 | 4,500 | 341,425 | 330,487 |
| **Total** | **4,507** | **4,500** | **2,542,532** | **2,577,761** |

The Other Intangible Assets balance comprises mainly software with a defined useful life, amortized at 20% p.a., and easement rights, with an indefinite useful life, recovery of which is analysed in accordance with CPC 01 "Impairment of Assets".

**Breakdown of the Intangible Concession Asset**

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | September 30, 2009 | | | June 30, 2009 | 2009 |
| | Historical Cost | Accumulated Amortization | Net Value | Net Value | Annual amortization rate |
| **INTANGIBLE ASSET OF CONCESSION** | | | | | |
| **Intangible asset acquired, not merged** | | | | | |
| **Parent company** | | | | | |
| CPFL Paulista | 304,861 | (75,576) | 229,285 | 234,630 | 6.38% |
| CPFL Piratininga | 39,065 | (9,395) | 29,670 | 30,319 | 6.65% |
| CPFL Geração | 54,555 | (13,844) | 40,711 | 41,525 | 5.99% |
| RGE | 3,150 | (336) | 2,814 | 2,862 | 6.14% |
| | 401,631 | (99,151) | 302,480 | 309,336 | |
| **Subsidiaries** | | | | | |
| ENERCAN | 10,233 | (1,434) | 8,799 | 8,973 | 5.78% |
| Barra Grande | 3,081 | (784) | 2,297 | 2,342 | 5.85% |
| Foz do Chapecó | 7,376 | - | 7,376 | 7,319 | - |
| | 499 | - | 499 | - | - |
| Other | 14,478 | (10,327) | 4,151 | 4,331 | 6.06% |
| | 35,667 | (12,545) | 23,122 | 22,965 | |
| **Subtotal** | **437,298** | **(111,696)** | **325,602** | **332,301** | |
| **Intangible asset acquired and merged – Deductible** | | | | | |
| **Subsidiaries** | | | | | |
| RGE | 1,120,266 | (715,521) | 404,745 | 409,824 | 4.03% |
| CPFL Geração | 426,450 | (199,164) | 227,286 | 231,345 | 6.03% |
| **Subtotal** | **1,546,716** | **(914,685)** | **632,031** | **641,169** | |
| **Intangible asset acquired and merged – Reassessed** | | | | | |
| **Parent company** | | | | | |
| CPFL Paulista | 1,074,026 | (334,697) | 739,329 | 756,449 | 6.38% |
| CPFL Piratininga | 115,762 | (27,842) | 87,920 | 89,846 | 6.25% |
| RGE | 310,128 | (42,690) | 267,438 | 272,037 | 5.96% |
| CPFL Santa Cruz | 61,685 | (18,643) | 43,042 | 45,242 | 14.26% |
| CPFL Leste Paulista | 27,034 | (3,256) | 23,778 | 24,863 | 15,08% and 16,91% |
| CPFL Sul Paulista | 38,168 | (4,558) | 33,610 | 35,129 | 15,08% and 16,34% |
| CPFL Jaguari | 23,600 | (2,686) | 20,914 | 21,809 | 15,26% and 16,0% |
| CPFL Mococa | 15,124 | (1,902) | 13,222 | 13,856 | 15,42% and 17,43% |
| CPFL Jaguari Geração | 15,275 | (1,054) | 14,221 | 14,573 | 9.19% |
| | 1,680,802 | (437,328) | 1,243,474 | 1,273,804 | |
| **Total** | **3,664,816** | **(1,463,709)** | **2,201,107** | **2,247,274** | |

Until December 31, 2007, goodwill on the acquisition or increase in equity interest was recorded under Investments ("Goodwill") and Property, plant and equipment ("Other assets not tied to the concession"). Since the enactment of Law nº 11,638/07 and the publication of CPC 04 "Intangible Assets", in 2008, these amounts are defined and classified as intangible assets.

• **Intangible assets – Concession**

The difference between the amount paid and the equity of acquired companies on the acquisition dates. Correspond to the parent company's future benefit of the right to exploit the concession and are classified as intangible assets with a fixed useful life, amortized in proportion to the concessionaires' projected net income curves for the remaining term of the concession contract. The intangible concession assets are as follows:

**- Intangible assets acquired, not merged**

In the parent company, refer mainly to goodwill on the acquisition of the remaining shares held by the minority shareholders of CPFL Geração in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007.

**- Intangible assets acquired and merged – Deductible**

Relates to the goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions 319/99 and 349/01, that is, without segregation of the amount corresponding to the tax benefit.

**- Intangible asset acquired and merged – Reassessed**

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 on the acquisition goodwill. A reserve was therefore recorded to adjust the goodwill, set against the equity reserves of the subsidiaries, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, non-deductible goodwill was recorded for tax purposes.

The changes in the balance of corporate interests in the quarter are as follows:

| | Consolidated | | | |
| --- | --- | --- | --- | --- |
| | June 30, 2009 | Addition | Amortization | September 30, 2009 |
| **Intangible asset acquired, not merged** | | | | |
| Historical cost | 436,742 | 556 | - | 437,298 |
| Accumulated Amortization | (104,441) | - | (7,255) | (111,696) |
| | 332,301 | 556 | (7,255) | 325,602 |
| **Intangible asset acquired and merged – Deductible** | | | | |
| Historical cost | 1,546,716 | - | - | 1,546,716 |
| Accumulated Amortization | (905,547) | - | (9,138) | (914,685) |
| | 641,169 | - | (9,138) | 632,031 |
| **Intangible asset acquired and merged – Reassessed** | | | | |
| Historical cost | 1,680,802 | - | - | 1,680,802 |
| Accumulated Amortization | (406,998) | - | (30,330) | (437,328) |
| | 1,273,804 | - | (30,330) | 1,243,474 |
| | - | - | - | - |
| **Subtotal** | **2,247,274** | **556** | **(46,723)** | **2,201,107** |
| **Other intangible assets** | 330,487 | 20,307 | (9,369) | 341,425 |
| **Total** | **2,577,761** | **20,863** | **(56,092)** | **2,542,532** |

35

## ( 15 ) INTEREST, LOANS AND FINANCING

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **September 30, 2009** | | | | **June 30, 2009** | | | |
| | | **Principal** | | | | **Principal** | | |
| | **Interest Current and Noncurrent** | **Current** | **Noncurrent** | **Total** | **Interest Current and Noncurrent** | **Current** | **Noncurrent** | **Total** |
| **At cost** | | | | | | | | |
| **LOCAL CURRENCY** | | | | | | | | |
| BNDES - Power Increases (PCH's) | 90 | 8,257 | 15,116 | 23,463 | 100 | 9,007 | 16,896 | 26,003 |
| BNDES - Investment | 9,466 | 306,252 | 2,222,108 | 2,537,826 | 9,397 | 280,959 | 2,155,785 | 2,446,141 |
| BNDES - Purchase of assets | 47 | 436 | 5,926 | 6,409 | 48 | 346 | 5,993 | 6,387 |
| Furnas Centrais Elétricas S.A. | - | 61,438 | - | 61,438 | - | 84,798 | - | 84,798 |
| Financial Institutions | 6,678 | 37,653 | 167,924 | 212,255 | 17,670 | 528,313 | 177,662 | 723,645 |
| Other | 548 | 21,212 | 32,468 | 54,228 | 541 | 25,857 | 34,629 | 61,027 |
| **Subtotal** | **16,829** | **435,248** | **2,443,542** | **2,895,619** | **27,756** | **929,280** | **2,390,965** | **3,348,001** |
| | | | | | | | | |
| **FOREIGN CURRENCY** | | | | | | | | |
| IDB | 275 | 3,651 | 53,430 | 57,356 | 356 | 3,922 | 59,677 | 63,955 |
| Financial Institutions | 1,543 | 4,003 | 49,490 | 55,036 | 769 | 4,393 | 54,319 | 59,481 |
| **Subtotal** | **1,818** | **7,654** | **102,920** | **112,392** | **1,125** | **8,315** | **113,996** | **123,436** |
| | | | | | | | | |
| **Total at cost** | **18,647** | **442,902** | **2,546,462** | **3,008,011** | **28,881** | **937,595** | **2,504,961** | **3,471,437** |
| | | | | | | | | |
| **At Fair Value** | | | | | | | | |
| **FOREIGN CURRENCY** | | | | | | | | |
| Financial Institutions | 59,817 | 92,059 | 986,266 | 1,138,142 | 66,471 | 128,209 | 1,007,877 | 1,202,557 |
| **Total** | **59,817** | **92,059** | **986,266** | **1,138,142** | **66,471** | **128,209** | **1,007,877** | **1,202,557** |
| | | | | | | | | |
| **Total** | **78,464** | **534,961** | **3,532,728** | **4,146,153** | **95,352** | **1,065,804** | **3,512,838** | **4,673,994** |

36

| | Consolidated | | | | |
|---|---|---|---|---|---|
| **At cost** | **September 30, 2009** | **June 30, 2009** | **Remuneration** | **Amortization** | **Collateral** |
| **Local currency** | | | | | |
| **BNDES - Power Increases** | | | | | |
| CPFL Geração | 23,298 | 25,755 | TJLP + 3.1% to 4.3% p.a. | 36 to 84 monthly installments from February 2003 to December 2008 | Guarantee of CPFL Energia and Paulista |
| CPFL Geração | 165 | 248 | UMBND + 3.5% to 4.0% p.a. | 72 e 84 monthly installments from February 2003 e September 2004 | Guarantee of CPFL Energia and Paulista |
| **BNDES - Investment** | | | | | |
| CPFL Paulista - FINEM II | 79,544 | 95,453 | TJLP + 5.4% p.a. | 48 monthly installments from January 2007 | Guarantee of CPFL Energia and receivables |
| CPFL Paulista - FINEM III | 114,312 | 121,035 | TJLP + 3.3% p.a. | 72 monthly installments from January 2008 | Guarantee of CPFL Energia and receivables |
| CPFL Paulista - FINEM IV | 198,102 | 166,985 | TJLP + 3.28% to 3.4% p.a. | 60 monthly installments from January 2010 | Guarantee of CPFL Energia and receivables |
| RGE - FINEM III | 72,871 | 78,476 | TJLP + 5.0% p.a. | 60 monthly installments from December 2008 | Revenue collection / Reserve account |
| RGE - FINEM IV | 147,970 | 147,921 | TJLP + 3.28 to 3.40% p.a. | 60 monthly installments from January 2010 | Receivables / Guarantee of CPFL Energia |
| CPFL Piratininga - FINEM I | 29,618 | 35,542 | TJLP + 5.4% p.a. | 48 monthly installments from January 2007 | Guarantee of CPFL Energia and receivables |
| CPFL Piratininga - FINEM II | 67,905 | 71,899 | TJLP + 3.3% p.a. | 72 monthly installments from January 2008 | Guarantee of CPFL Energia and receivables |
| CPFL Piratininga - FINEM III | 90,448 | 78,101 | TJLP + 3.28% to 3.4% p.a. | 60 monthly installments from January 2010 | Guarantee of CPFL Energia and receivables |
| CPFL Santa Cruz | 2,254 | 2,254 | TJLP + 2.0% to 2.9% p.a. | 54 monthly installments from December 2010 | Guarantee of CPFL Energia |
| BAESA | 139,934 | 143,856 | TJLP + 3.125% to 4.125% p.a. | 144 monthly installments from September 2006 | Pledge of shares, credit rights and revenue |
| BAESA | 29,716 | 32,978 | UMBND + 3.125% p.a. (1) | 144 monthly installments from November 2006 | Pledge of shares, credit rights and revenue |
| ENERCAN | 315,422 | 323,721 | TJLP + 4% p.a. | 144 monthly installments from April 2007 | Letters of Credit |
| ENERCAN | 19,483 | 21,871 | UMBND + 4% p.a. | 144 monthly installments from April 2007 | Letters of Credit |
| CERAN | 276,896 | 282,533 | TJLP + 5% p.a. | 168 monthly installments from December 2005 | Guarantee of CPFL Energia |
| CERAN | 41,688 | 46,084 | UMBND + 5% p.a. (1) | 168 monthly installments from February 2006 | Guarantee of CPFL Energia |
| CERAN | 125,368 | 127,734 | TJLP + 3.69% p.a. (Average of percentage) | 168 monthly installments from November 2008 | Guarantee of CPFL Energia |
| Foz do Chapecó | 775,601 | 658,806 | TJLP + 2.49% to 2.95% p.a. | 192 monthly installments from October 2011 | Pledge of shares, credit rights, revenue and guarantee of CPFL Energia |
| CPFL Mococa | 3,018 | 3,018 | TJLP + 2.9% p.a. | 54 monthly installments from January 2011 | Guarantee of CPFL Energia and receivables |
| CPFL Jaguari | 2,458 | 2,499 | TJLP + 2.9% p.a. | 54 monthly installments from December 2010 | Guarantee of CPFL Energia and receivables |
| CPFL Leste Paulista | 1,929 | 2,025 | TJLP + 2.9% p.a. | 54 monthly installments from June 2011 | Guarantee of CPFL Energia and receivables |
| CPFL Sul Paulista | 3,289 | 3,350 | TJLP + 2.9% p.a. | 54 monthly installments from June 2011 | Guarantee of CPFL Energia and receivables |
| **BNDES - Purchase of assets** | | | | | |
| CPFL Brasil | 6,409 | 6,387 | TJLP + from 1.94% to 2.84% p.a. | 36 monthly installments from May 2009 | Linked to the asset acquired |
| **Furnas Centrais Elétricas S.A.** | | | | | |
| CPFL Geração | 61,438 | 84,798 | IGP-M + 10% p.a. (2) | 24 monthly installments from June 2008 | Energy produced by plant |
| **Financial Institutions** | | | | | |
| **CPFL Paulista** | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Banco do Brasil - Law 8727 | 41,268 | 43,302 | IGPM + 7.42% p.a. | 240 monthly installments from May 1994 | Receivables |
| Banco do Bradesco | - | 176,802 | 118.0% of CDI (Effective rate: 118.0% of CDI + 1% p.a.) | 1 installment in April 2010 | Guarantee of CPFL Energia |
| **RGE** | | | | | |
| HSBC Corretora | - | 187,099 | 118.0% of CDI | 1 installment in April 2010 | Guarantee of CPFL Energia |
| **CPFL Geração** | | | | | |
| Banco Itaú | 100,001 | 103,271 | 106.0% of CDI | 1 installment in March 2011 | Guarantee of CPFL Energia |
| Banco Bradesco | - | 85,730 | 118.0% of CDI (Effective rate: 118.0% of CDI + 1.07% p.a.) | 1 installment in April 2010 | Guarantee of CPFL Energia |
| **Santa Cruz** | | | | | |
| HSBC | 39,804 | 38,844 | CDI + 1.10% p.a. | 1 installment in June 2011 | Guarantee of CPFL Energia |
| **CERAN** | | | | | |
| Banco Bradesco | 31,182 | 38,234 | CDI + 2% p.a. | 24 monthly installments from November 2008 | No guarantee |
| **CPFL Sul Paulista** | | | | | |
| Banco Bradesco | - | 16,117 | 118.0% of CDI (Effective rate: 118.0% of CDI + 2.14% p.a.) | 1 installment in October 2009 | Guarantee of CPFL Energia |
| **CPFL Leste Paulista** | | | | | |
| Banco Bradesco | - | 24,177 | 118.0% of CDI (Effective rate: 118.0% of CDI + 2.08% p.a.) | 1 installment in October 2009 | Guarantee of CPFL Energia |
| **CPFL Jaguari** | | | | | |
| Banco Bradesco | - | 10,069 | 118.0% of CDI (Effective rate: 118.0% of CDI + 2.23% p.a.) | 1 installment in October 2009 | Guarantee of CPFL Energia |
| **Other** | | | | | |
| Eletrobrás | | | | | |
| CPFL Paulista | 9,741 | 8,406 | RGR + 6.0% to 9.0% p.a. | Monthly installments until July 2016 | Receivables/Promissory notes |
| CPFL Piratininga | 1,537 | 1,659 | RGR + 6% p.a. | Monthly installments until July 2016 | Receivables/Promissory notes |
| RGE | 12,268 | 12,441 | RGR + 6% p.a. | Monthly installments until June 2020 | Receivables/Promissory notes |
| CPFL Santa Cruz | 4,852 | 5,072 | RGR + 6% p.a. | Monthly installments until April 2018 | Receivables/Promissory notes |
| CPFL Leste Paulista | 1,042 | 1,073 | RGR + 6% p.a. | Monthly installments until January 2018 | Receivables/Promissory notes |
| CPFL Sul Paulista | 1,546 | 1,595 | RGR + 6% p.a. | Monthly installments until July 2018 | Receivables/Promissory notes |
| CPFL Jaguari | 32 | 33 | RGR + 6% p.a. | Monthly installments until May 2017 | Receivables/Promissory notes |
| CPFL Mococa | 294 | 303 | RGR + 6% p.a. | Monthly installments until January 2018 | Receivables/Promissory notes |
| Outros | 22,916 | 30,445 | | | - |
| **Local Currency - At cost** | **2,895,619** | **3,348,001** | | | |
| **Foreign currency** | - | - | | | |
| **BID - Enercan** | 57,356 | 63,955 | US$ + Libor + 3.5% p.a. | 49 quarterly installments from June 2007 | Guarantee of CPFL Energia |
| **Financial Institutions** | | | | | |
| **CPFL Paulista (7)** | | | | | |
| Debt Conversion Bond | 6,507 | 7,044 | US$ + 6-month Libor+ 0.875% p.a. | 17 semiannual installments from April 2004 | Revenue/Government SP guaranteed |
| New Money Bond | 9,795 | 10,538 | US$ + 8% p.a. | 21 semiannual installments from April 2004 | Revenue/Government SP guaranteed |
| FLIRB | | | | | |
| C-Bond | | | | | |
| Discount Bond | 15,892 | 17,206 | US$ + 6-month Libor+ 0.8125% p.a. | 1 installment in April 2024 | Escrow deposits and revenue/ Gov.SP guarantee |
| PAR-Bond | 22,842 | 24,693 | US$ + 6% p.a. | 1 installment in April 2024 | Escrow deposits and revenue/ Gov.SP guarantee |
| **Foreign currency - At cost** | **112,392** | **123,436** | | | |
| **Total at cost** | **3,008,011** | **3,471,437** | | | |
| **Foreign currency** | | | | | |
| **At fair Value** | | | | | |
| **Financial institution** | | | | | |
| **CPFL Paulista** | | | | | |
| Banco do Brasil | 105,163 | 106,072 | Yen + 5,7778% p.a. (3) | 1 installment in January 2011 | No guarantee |
| Banco ABN AMRO Real | 400,224 | 419,370 | Yen +1,4824% p.a.(4) | 1 installment in January 2012 | No guarantee |
| **RGE** | | | | | |
| Banco do Brasil | - | 37,725 | Yen + 5,7778% p.a. (5) | 1 installment in September 2009 | No guarantee |
| **CPFL Geração** | | | | | |
| Banco do Brasil | 632,755 | 639,390 | Yen + 2,5% to 5,8% p.a. (6) | Installments from April 2010 to January 2011 | Guarantee of CPFL Energia |
| **Foreign currency - Fair value** | **1,138,142** | **1,202,557** | | | |
| **Total - Consolidated** | **4,146,153** | **4,673,994** | | | |

The subsidiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to:

| | | |
|---|---|---|
| (1) 171.29% to 178% of the CDI | (3) 104.5% of the CDI | (5) 103.5% of the CDI |
| (2) 106.5% and 107.0% of the CDI | (4) 104.98% of the CDI | (6) 104.2% and 104.5% of the CDI |

(7) As certain assets are dollar-indexed (Note 11), a partial swap of R$ 23,211 was contracted, converting the currency variation to 107.88% of the CDI.

As shown in the breakdown in the figures above, the Company and its subsidiaries, in compliance with CPC 14 Financial Instruments, classified their debts as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to compare the effects of recognition of income and expenses derived from marking to market the derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

| | September 30, 2009 | | | | |
|---|---|---|---|---|---|
| | At cost | | | | |
| | | Principal | | | |
| Foreign Currency | Charges - Current and Noncurrent | Current | Noncurrent | Total | Fair value (book value) |
| **At fair value** | | | | | |
| **CPFL Paulista** | | | | | |
| Banco do Brasil | 8,846 | - | 96,868 | 105,714 | 105,163 |
| Banco ABN AMRO Real | 808 | - | 406,843 | 407,651 | 400,224 |
| **CPFL Geração** | | | | | |
| Banco do Brasil | 50,163 | 92,375 | 492,484 | 635,022 | 632,755 |
| **Total Foreign Currency - Consolidated** | **59,817** | **92,375** | **996,195** | **1,148,387** | **1,138,142** |

The changes in the fair values of these debts are recorded in the financial income (expense) of the Company and its subsidiaries. The gains obtained by marking these debts to market (R$ 10,245) are offset by the effects of R$ 18,561 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 28), generating a net loss of R$ 8,316.

**Main funding in the period:**

**Local currency**

**BNDES –FINEM IV Investment (CPFL Paulista)** - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 31,000 was received in the quarter and the remaining estimated balance of R$ 148,881 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

**BNDES – Investment FINEM III (CPFL Piratininga) –** The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 12,300 was received in the quarter, and the remaining estimated balance of R$ 65,196 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly until December 31, 2009, and will be amortized monthly from January 15, 2010.

**BNDES – Investimento (Foz do Chapecó)** – in 2007, the subsidiary obtained approval from the BNDES for financing of R$ 1,633,155 (R$ 832,909 in proportion to the participation of the subsidiary CPFL Geração), for investment in the construction on the Foz do Chapecó Hydropower Plant. The subsidiary received the amount of R$ 201,111 in the quarter, (R$ 102,567 in proportion to the participation of CPFL Geração), and the estimated remaining balance of R$ 250,000 (R$ 127,500 in proportion to the participation of CPFL Geração) is scheduled for release by the first semester of 2010. The interest and principal will be paid monthly from October 2011.

## RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2008. The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with.

In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

## ( 16 ) DEBENTURES

| | | | | | | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | September 30, 2009 | | | | June 30, 2009 | | | |
| | Issued | Remuneration | Effective rate | Amortization Conditions | Collateral | Interest | Current | Noncurrent | Total | Interest | Current | Noncurrent | Total |
| **Parent Company**<br>**3rd Issue** | | | | | | | | | | | | | |
| Unique series | 45,000 | CDI + 0.45% p.a. (1) | 100% CDI + 0.53% p.a. | 3 annual installments from September 2012 | Unsecured | 2,812 | - | 450,000 | 452,812 | 15,420 | - | 450,000 | 465,420 |
| **CPFL Paulista**<br>**2nd Issue** | | | | | | | | | | | | | |
| 1st series | 11,968 | 109% of CDI p.a. | 109% CDI + 0.24% p.a. | July 1, 2009 | Unsecured | - | - | - | - | 6,922 | 119,680 | - | 126,602 |
| 2nd series | 13,032 | IGP-M + 9.8% p.a. | IGP-M + 10.04% p.a. | July 1, 2009 | Unsecured | - | - | - | - | 16,512 | 168,488 | - | 185,000 |
| **3rd Issue** | | | | | | | | | | | | | |
| 1st series | 64,000 | 104.4% of CDI p.a. | 104.4% CDI + 0.05% p.a. | 3 annual installments from December 2011 | CPFL Energia guarantee | 19,502 | - | 640,000 | 659,502 | 4,792 | - | 640,000 | 644,792 |
| **4rd Issue** | | | | | | | | | | | | | |
| 1st series | 175,000 | 110.3% of CDI p.a. | 110.3% CDI p.a. + 0.79% | 2 annual installmentsfrom July 2010 | CPFL Energia guarantee | 4,153 | 64,302 | 109,428 | 177,883 | - | - | - | - |
| | | | | | | **23,655** | **64,302** | **749,428** | **837,385** | **28,226** | **288,168** | **640,000** | **956,394** |
| **CPFL Piratininga**<br>**1st Issue** | | | | | | | | | | | | | |
| 1st series | 40,000 | 104.0% of CDI p.a. | 104.0% CDI + 0.16% p.a. | 2 annual installments from January 2010 | CPFL Energia guarantee | 8,945 | 200,000 | 200,000 | 408,945 | 22,046 | 200,000 | 200,000 | 422,046 |
| **2nd Issue** | | | | | | | | | | | | | |
| Unique series | 1 | 106.45% of CDI p.a. | 106.45% CDI + 0.3% p.a. | May 2, 2011 | Unsecured | 11,923 | - | 100,000 | 111,923 | 9,379 | - | 100,000 | 109,379 |
| | | | | | | **20,868** | **200,000** | **300,000** | **520,868** | **31,425** | **200,000** | **300,000** | **531,425** |
| **RGE**<br>**2nd Issue** | | | | | | | | | | | | | |
| 1st series | 2,620 | IGP-M + 9.6% p.a. | IGP-M + 9.73% p.a. | April 1st, 2011 | Unsecured | 1,021 | - | 26,200 | 27,221 | 492 | - | 26,200 | 26,692 |
| **3rd Issue** | | | | | | | | | | | | | |
| 1st series | 1 | CDI + 0.60% p.a. (2) | CDI + 0.71% p.a. | 3 annual installments from December 2011 | CPFL Energia guarantee | 3,125 | - | 100,000 | 103,125 | 765 | - | 100,000 | 100,765 |
| 2nd series | 1 | CDI + 0.60% p.a. (3) | CDI + 0.71% p.a. | 3 annual installments from December 2011 | CPFL Energia guarantee | 3,226 | - | 140,000 | 143,226 | 7,835 | - | 140,000 | 147,835 |
| 3rd series | 1 | CDI + 0.60% p.a. (4) | CDI + 0.71% p.a. | 3 annual installments from December 2011 | CPFL Energia guarantee | 581 | - | 40,000 | 40,581 | 1,782 | - | 40,000 | 41,782 |
| 4th series | 1 | CDI + 0.60% p.a. (5) | CDI + 0.84% p.a. | 3 annual installments from December 2011 | CPFL Energia guarantee | 2,442 | - | 50,000 | 52,442 | 1,242 | - | 50,000 | 51,242 |
| 5th series | 1 | CDI + 0.60% p.a. (5) | CDI + 0.84% p.a. | 3 annual installments from December 2011 | CPFL Energia guarantee | 2,442 | - | 50,000 | 52,442 | 1,242 | - | 50,000 | 51,242 |
| **4rd Issue** | | | | | | | | | | | | | |
| 1st series | 185,000 | 110.30% of CDI p.a. | 110.3% CDI p.a. + 0.82% | July 1st, 2011 | Unsecured | 4,390 | - | 183,615 | 188,005 | - | - | - | - |
| | | | | | | **17,227** | **-** | **589,815** | **607,042** | **13,358** | **-** | **406,200** | **419,558** |
| **CPFL Leste Paulista**<br>**1st Issue** | | | | | | | | | | | | | |
| Unique series | 2,400 | 111.90% of CDI p.a. | 111.9% CDI p.a. + 0.65% | July 1st, 2011 | CPFL Energia guarantee | 578 | - | 23,868 | 24,446 | - | - | - | - |
| **CPFL Sul Paulista**<br>**1st Issue** | | | | | | | | | | | | | |
| Unique series | 1,600 | 111.00% of CDI p.a. | 111% CDI p.a. + 0.6% | July 1st, 2011 | CPFL Energia guarantee | 382 | - | 15,920 | 16,302 | - | - | - | - |
| **CPFL Jaguari**<br>**1st Issue** | | | | | | | | | | | | | |
| Unique series | 1,000 | 111.90% of CDI p.a. | 111.9% CDI p.a. + 0.79% | July 1st, 2011 | CPFL Energia guarantee | 241 | - | 9,936 | 10,177 | - | - | - | - |
| **CPFL Brasil**<br>**1st Issue** | | | | | | | | | | | | | |
| Unique series | 16,500 | 111% of CDI p.a. | 111% CDI p.a. + 0.57% | July 1st, 2011 | CPFL Energia guarantee | 3,941 | - | 164,143 | 168,084 | - | - | - | - |
| **CPFL Geração** | | | | | | | | | | | | | |
| 2nd Issue | 425,250 | 109.8% of CDI p.a. | 109.8% CDI p.a. + 0.58% | July 1st, 2011 | Unsecured | 10,046 | - | 422,983 | 433,029 | - | - | - | - |
| **BAESA** | | | | | | | | | | | | | |
| 1st Serie | 9,000 | CDI + 0.3% p.a. | CDI + 0.43% p.a. | Quarterly with settlement in August 2016 | Letters of Guarantee | 318 | 3,164 | 18,985 | 22,467 | 361 | 3,164 | 19,777 | 23,302 |
| 2nd Serie | 9,000 | CDI + 0.4% p.a. | 106% CDI + 0.12% p.a. | Annually with settlement in August 2016 | Letters of Guarantee | 136 | 3,085 | 6,069 | 9,290 | 1,077 | - | 9,331 | 10,408 |
| | | | | | | **454** | **6,249** | **25,054** | **31,757** | **1,438** | **3,164** | **29,108** | **33,710** |
| | | | | | | **80,204** | **270,551** | **2,751,147** | **3,101,902** | **89,867** | **491,332** | **1,825,308** | **2,406,507** |

### *CPFL Paulista*

On July 1, 2009, 175,000 registered, book-entry, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 1, raising a total amount of R$ 175,000 (R$ 173,614 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue were used to extend short-term debts.

*RGE*

On July 1, 2009, 185,000 registered, book-entry, single series, unsecured debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 1, raising a total amount of R$ 185,000 (R$ 183,489 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue were used to extend short-term debts.

*CPFL Geração*

On July 1, 2009, 425,250 registered, book-entry, single series, unsecured debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 1, raising a total amount of R$ 425,250 (R$ 422,776 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue were used to extend short-term debts.

*CPFL Brasil*

On July 1, 2009, 16,500 registered, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 10, raising a total amount of R$ 165,000 (R$ 164,065 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue are intended to cover working capital requirements.

*CPFL Jaguari*

On July 1, 2009, 1,000 registered, book-entry, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 10, raising a total amount of R$ 10,000 (R$ 9,933 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue are intended to cover working capital requirements.

*CPFL Leste Paulista*

On July 1, 2009, 2,400 registered, book-entry, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 10, raising a total amount of R$ 24,000 (R$ 23,870 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue are intended to cover working capital requirements.

*CPFL Sul Paulista*

On July 1, 2009, 1,600 registered, book-entry, single series, subordinate debentures, not convertible into shares, were subscribed and fully paid-up. The unit par value at the issue date was R$ 10, raising a total amount of R$ 16,000 (R$ 15,918 net of the issue costs). Interest will be paid half-yearly from January 2010. The funds raised with the debenture issue are intended to cover working capital requirements.

**RESTRICTIVE COVENANTS**

The debentures issued in the quarter by the subsidiaries CPFL Paulista, RGE, CPFL Geração, CPFL Brasil, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista are subject to certain restrictive covenants and include clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

**CPFL Paulista**

- Net indebtedness divided by EBITDA of 3.0 or less;
- EBITDA divided by Financial Income (Expense) of 2.25 or more;

**RGE**

- Net indebtedness divided by EBITDA of 3.0 or less;
- EBITDA divided by Financial Income (Expense) of 2.0 or more;

**CPFL Geração**

- Net indebtedness divided by EBITDA of 3.5 or less;
- EBITDA divided by Financial Income (Expense) of 2.0 or more;

**CPFL Brasil**

- Net indebtedness divided by EBITDA of 3.0 or less;
- EBITDA divided by Financial Income (Expense) of 2.25 or more;

**CPFL Jaguari**

- Net indebtedness divided by EBITDA, of 3.0 or less;
- EBITDA divided by Financial Income (Expense) of 2.25 or more;

**CPFL Leste Paulista**

- Net indebtedness divided by EBITDA, of 3.0 or less;
- EBITDA divided by Financial Income (Expense) of 2.0 or more;

**CPFL Sul Paulista**

- Net indebtedness divided by EBITDA, of 3.0 or less;
- EBITDA divided by Financial Income (Expense) of 2.25 or more;

The other debentures are subject to certain restrictive covenants and include clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. The details of these restrictive covenants are set forth in the December 31, 2008 financial statements.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

## ( 17 ) SUPPLIERS

| | Consolidated | |
|---|---|---|
| **Current** | **September 30, 2009** | **June 30, 2009** |
| System Service Charges | 27,672 | 31,654 |
| Energy Purchased | 641,916 | 687,017 |
| Electricity Network Usage Charges | 151,974 | 135,665 |
| Materials and Services | 102,718 | 96,771 |
| Regulatory Liability (note 3) | 29,162 | 29,075 |
| Other | 1,152 | 1,757 |
| **Total** | **954,594** | **981,939** |
| **Noncurrent** | | |
| Electricity Network Usage Charges | 53,319 | 63,982 |

## ( 18 ) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

| | Consolidated | | | |
|---|---|---|---|---|
| | Current | | Noncurrent | |
| | **September 30, 2009** | **June 30, 2009** | **September 30, 2009** | **June 30, 2009** |
| ICMS (State VAT) | 291,391 | 260,336 | - | - |
| PIS (Tax on Revenue) | 8,192 | 10,382 | - | - |
| COFINS (Tax on Revenue) | 36,889 | 48,869 | 1,904 | 2,051 |
| IRPJ (Corporate Income Tax) | 49,328 | 64,607 | - | - |
| CSLL (Social Contribution Tax) | 14,250 | 15,566 | - | - |
| IRRF on interest on net equity | - | 15,382 | - | - |
| Other | 24,480 | 23,879 | 287 | 345 |
| **Total** | **424,530** | **439,021** | **2,191** | **2,396** |

## ( 19 ) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

### I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista are a "Proportional Paid-Up Supplementary Benefit Plan" and a "Mixed Benefit Plan". On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. In accordance with the contract, the liability is adjusted annually in accordance with the deficit/ surplus determined in an actuarial report, performed in accordance with the Secretaria de Previdência Complementar ("SPE") rules, which differ from the accounting criteria adopted by the subsidiary in accordance with CVM Decision nº 371/00. The balance of the liability as of September 30, 2009 is R$ 672,454 (R$ 682,424 as of June 30, 2009).

43

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

**II – CPFL Piratininga**

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary's predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan are currently in effect for CPFL Piratininga's employees.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. In accordance with the contract, the liability is adjusted annually in accordance with the deficit/ surplus determined in an actuarial report, performed in accordance with the SPE rules, which differ from the accounting criteria adopted by the subsidiary in accordance with CVM Decision nº 371/00. The balance of the liability as of September 30, 2009 is R$ 175,082 (R$ 177,848 as of June 30, 2009).

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

**III – RGE**

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

**IV – CPFL Santa Cruz**

Since November 1, 2007, management of the benefits plan of the subsidiary CPFL Santa Cruz, originally performed by FUNSEJEM, has passed to BB Previdência Fundo de Pensão do Banco do Brasil. The subsidiary CPFL Santa Cruz plan is a defined contribution plan.

**V – CPFL Geração**

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPE, which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision nº 371/00. The balance of the obligation, as of September 30, 2009, is R$ 13,624 (R$ 13,826 as of June 30, 2009).

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

**VI – CPFL Jaguariúna**

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured through the defined contribution type.

**VII – Changes in the defined benefit plans**

| | September 30, 2009 | | | | |
|---|---|---|---|---|---|
| | CPFL Paulista | CPFL Piratininga | RGE | CPFL Geração | Consolidated |
| Net actuarial liability at the beginning of the period | 380,602 | 109,600 | (7,461) | 6,145 | 488,886 |
| (Income)/Expense recognized in income statement | 19 | 902 | (75) | 72 | 918 |
| Sponsor's Contributions during the period | (14,449) | (3,796) | - | (311) | (18,556) |
| **Net actuarial liability at the end of the period** | **366,172** | **106,706** | **(7,536)** | **5,906** | **471,248** |
| Other contributions | 13,742 | (342) | 15,162 | 240 | 28,802 |
| **Total** | **379,914** | **106,364** | **7,626** | **6,146** | **500,050** |
| | | | | | |
| Current | 37,210 | 10,490 | 3,587 | 925 | 52,212 |
| Noncurrent | 342,704 | 95,874 | 4,039 | 5,221 | 447,838 |
| **Total** | **379,914** | **106,364** | **7,626** | **6,146** | **500,050** |

The expense and income are recorded as follows:

| | 3rd quarter 2009 | | | | |
|---|---|---|---|---|---|
| | CPFL Paulista | CPFL Piratininga | RGE | CPFL Geração | Consolidated |
| Cost of service | 361 | 1,367 | 314 | 40 | 2,082 |
| Interest on actuarial liabilities | 75,755 | 19,245 | 4,407 | 1,633 | 101,040 |
| Expected return on assets | (76,088) | (19,389) | (4,597) | (1,617) | (101,691) |
| Unrecognized cost of past service | - | 3 | - | - | 3 |
| Amortization of unrecognized actuarial gains | - | - | - | 16 | 16 |
| **Subtotal** | **28** | **1,226** | **124** | **72** | **1,450** |
| Expected contributions from participants | (9) | (324) | (274) | - | (607) |
| **Subtotal** | **19** | **902** | **(150)** | **72** | **843** |
| Decrease of 50% on Prepaid Pension Expense (*) | - | - | 75 | - | 75 |
| **Total (Income) Expense** | **19** | **902** | **(75)** | **72** | **918** |

(*) As the sponsor, RGE matches the participants' contributions to this plan, only 50% was recorded.

45

| | 3rd quarter 2008 | | | | |
|---|---|---|---|---|---|
| | CPFL Paulista | CPFL Piratininga | RGE | CPFL Geração | Consolidated |
| Cost of service | 271 | 1,143 | 308 | 27 | 1,749 |
| Interest on actuarial liabilities | 67,046 | 16,618 | 4,003 | 1,426 | 89,093 |
| Expected return on assets | (83,888) | (20,505) | (5,843) | (1,865) | (112,101) |
| Unrecognized cost of past service | - | 3 | - | - | 3 |
| Amortization of unrecognized actuarial gains | - | - | (310) | - | (310) |
| **Subtotal** | **(16,571)** | **(2,741)** | **(1,842)** | **(412)** | **(21,566)** |
| Expected contributions from participants | (8) | (350) | - | (35) | (393) |
| **Subtotal** | **(16,579)** | **(3,091)** | **(1,842)** | **(447)** | **(21,959)** |
| Decrease of 50% on Prepaid Pension Expense (*) | - | - | 921 | - | 921 |
| **Total income** | **(16,579)** | **(3,091)** | **(921)** | **(447)** | **(21,038)** |

(*) As the sponsor, RGE matches the participants' contributions to this plan, only 50% was recorded.

The expense and income were recorded in the income statement under "Operating Cost". The total expense amounts to R$ 918 (income of R$ 21,038 in the same period of 2008).

## ( 20 ) REGULATORY CHARGES

| | Consolidated | |
|---|---|---|
| | September 30, 2009 | June 30, 2009 |
| Fee for the Use of Water Resources | 4,150 | 1,026 |
| Global Reverse Fund - RGR | 9,321 | 8,870 |
| ANEEL Inspection Fee | 1,921 | 1,950 |
| Fuel Consumption Account - CCC | 39,842 | 22,015 |
| Energy Development Account - CDE | 38,259 | 38,261 |
| **Total** | **93,493** | **72,122** |

## ( 21 ) RESERVE FOR CONTINGENCIES

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | September 30, 2009 | | | | June 30, 2009 | | | |
| | Reserve for contingencies - Gross | Escrow Deposits related to Contingencies (1) | Reserve for Contingencies, net | Other escrow deposits (2) | Reserve for contingencies - Gross | Escrow Deposits related to Contingencies (1) | Reserve for Contingencies, net | Other deposits, Judicial (2) |
| **Labor** | | | | | | | | |
| Various | 44,753 | 43,016 | 1,737 | 81,463 | 46,199 | 43,627 | 2,572 | 71,128 |
| **Civil** | | | | | | | | |
| General Damages | 9,993 | 9,514 | 479 | 57,359 | 8,545 | 8,384 | 161 | 54,597 |
| Tariff Increase | 12,022 | 2,709 | 9,313 | 6,298 | 11,410 | 2,986 | 8,424 | 7,041 |
| Other | 9,633 | 7,721 | 1,912 | 3,717 | 11,370 | 10,380 | 990 | 10,650 |
| | 31,648 | 19,944 | 11,704 | 67,374 | 31,325 | 21,750 | 9,575 | 72,288 |
| **Tax** | | | | | | | | |
| FINSOCIAL | 18,597 | 18,597 | - | 34,390 | 18,572 | 18,572 | - | 34,345 |
| Increase on basis - PIS and COFINS | 1,335 | 706 | - | 301 | 625 | 625 | - | 301 |
| Interest on Shareholders' Equity - PIS and COFINS | 84,642 | 9,607 | 75,035 | - | 83,115 | - | 83,115 | - |
| Income Tax | 62,434 | 42,841 | 19,593 | 448,154 | 63,930 | 44,219 | 19,711 | 436,716 |
| Other | 8,354 | 5,565 | 3,418 | 14,205 | 8,917 | 5,445 | 3,472 | 14,112 |
| | 175,362 | 77,316 | 98,046 | 497,050 | 175,159 | 68,861 | 106,298 | 485,474 |
| **Total** | **251,763** | **140,276** | **111,487** | **645,887** | **252,683** | **134,238** | **118,445** | **628,890** |

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

46

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | June 30, 2009 | Addition | Reversal | Payment | Monetary Restatement | September 30, 2009 |
| Labor | 46,199 | 1,118 | (584) | (1,980) | - | 44,753 |
| Civil | 31,325 | 2,300 | (836) | (1,141) | - | 31,648 |
| Tax | 175,159 | (1,367) | (235) | - | 1,805 | 175,362 |
| **Reserve for Contingencies - Gross** | **252,683** | **2,051** | **(1,655)** | **(3,121)** | **1,805** | **251,763** |

| Escrow Deposits (1) + (2) | 763,128 | 25,657 | (1,576) | (11,819) | 10,773 | 786,163 |
|---|---|---|---|---|---|---|

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries. Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2008.

**Possible Losses -** The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of September 30, 2009, the claims relating to possible losses were as follows: (i) R$ 291,698 for labor suits (R$ 252,753 as of June 30, 2009); (ii) R$ 461,563 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 455,835 as of June 30, 2009); and (iii) R$ 522,321 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 523,106 as of June 30, 2009).

**PIS e COFINS – Interest on shareholders' equity ("JCP")** - The Company received an unfavorable first-instance decision to its suit disputing PIS and COFINS being charged on interest on shareholders' equity received, overturning the injunction that suspended the demandability of the charges. As such, given that this is not a final ruling, the Company opted to deposit in court the amounts of PIS and COFINS supposedly due on the interest on shareholders' equity received recorded in June 2009.

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

## ( 22 ) OTHER ACCOUNTS PAYABLE

| | Consolidated | | | |
|---|---|---|---|---|
| | Current | | Noncurrent | |
| | September 30, 2009 | June 30, 2009 | September 30, 2009 | June 30, 2009 |
| Consumers and Concessionaires | 51,722 | 46,684 | - | - |
| Regulatory Liability (note 3 ) | 286,962 | 243,020 | 2,886 | 6,941 |
| Energy Efficiency Program - PEE | 39,023 | 41,425 | 75,596 | 74,660 |
| Research & Development - P&D | 47,182 | 44,490 | 63,945 | 63,494 |
| National Scientific and Technological Development Fund - FNDCT | 4,399 | 4,550 | - | - |
| Energy Research Company - EPE | 1,852 | 1,929 | - | - |
| Fund for Reversal | - | - | 17,752 | 17,752 |
| Advances | 7,934 | 6,480 | 60,137 | 25,409 |
| Interest on Compulsory Loan | 2,783 | 2,846 | - | - |
| Provision for Environmental Expenses | 2,485 | 2,519 | 326 | 328 |
| Payroll | 5,383 | 3,662 | - | - |
| Profit sharing | 25,266 | 23,900 | - | - |
| Penalty ANEEL - TAC (DEC and FEC) | 15,979 | 20,866 | - | - |
| Other | 44,809 | 63,762 | 10,322 | 10,523 |
| **Total** | **535,779** | **506,133** | **230,964** | **199,107** |

**Advances**: in the consolidated financial statements, the balance refers mainly to the contributions of R$ 4,908 (R$ 15,218 as of June 30, 2009) made exclusively by the shareholder of the indirectly-controlled subsidiary Chapecoense, and R$ 44,441 made by EPASA. The subsidiary CPFL Geração will contribute funds in the future in relation to its participation.

## ( 23 ) SHAREHOLDERS' EQUITY

The shareholders' participations the in the Company's equity as of September 30, 2009 and June 30, 2009 are distributed as follows:

| | Amount of shares | | | |
|---|---|---|---|---|
| | September 30, 2009 | | June 30, 2009 | |
| **Shareholders** | **Common Shares** | **Interest %** | **Common Shares** | **Interest %** |
| VBC Energia S.A. | 122,948,720 | 25.62 | 122,948,720 | 25.62 |
| 521 Participações S.A. | 110,834,225 | 23.09 | 149,233,727 | 31.10 |
| BB Carteira Livre I FIA | 38,399,502 | 8.00 | - | - |
| Bonaire Participações S.A. | 60,713,511 | 12.65 | 60,713,511 | 12.65 |
| BNDES Participações S.A. | 40,526,739 | 8.44 | 40,526,739 | 8.44 |
| Board Members | 112 | - | 3,112 | - |
| Executive Officers | 13,102 | - | 30,802 | 0.01 |
| Other Shareholders | 106,475,027 | 22.20 | 106,454,327 | 22.18 |
| **Total** | **479,910,938** | **100.00** | **479,910,938** | **100.00** |

### 23.1 – Capital Reserves

Refers to profits on the sale of treasury shares, resulting from shareholders exercising their right to withdraw their participations, at the time of the incorporation of the shares of minority shareholders of CPFL Piratininga by CPFL Paulista, and of CPFL Geração and CPFL Paulista by CPFL Energia in November 2005.

**23.2 - Interest on Shareholders' Equity and Dividend**

| | Parent Company | |
|---|---|---|
| | Septemberp 30, 2009 | June 30, 2009 |
| **Dividends payable** | | |
| VBC Energia S.A. | - | 146,457 |
| 521 Participações S.A. | - | 177,767 |
| Bonaire Participações S.A. | - | 72,322 |
| BNDES Participações S.A. | - | 48,276 |
| Brumado Holdings S.A. | - | 20,549 |
| Other Shareholders | 17,162 | 123,606 |
| **Total** | **17,162** | **588,977** |

In this quarter, the Company paid out R$ 569,296 in dividends that had been duly declared and a provision made for on the base date of December 31, 2008. In this quarter, the undistributed dividends and interest on shareholders' equity of R$ 2,518 relating to 2006, were reverted to Retained Earnings, and will be distributed to the shareholders at the end of the year.

**23.3 – Restructuring of the shareholder 521 Participações S.A.**

On September 3, 2009, as decided by the shareholders of 521 Participações S.A. in an Extraordinary general meeting held on August 20, 2009, 38,399,502 shares issued by the Company were transferred to the parent company of 521 Participações S.A., the Fundo BB Carteira Livre I – Fundo de Investimento em Ações ("Fundo"). As a result of this transfer, the Fund now directly holds 8% of the capital of CPFL Energia.

Also in an Extraordinary General Meeting held on August 28, 2009, the shareholders of 521 Participações S.A. resolved to transfer 110,834,225 Company shares to its parent company, the Fundo BB Carteira Livre I – Fundo de Investimento em Ações.

On October 28, 2009, 521 Participações S.A ., through an advice to the shareholders, communicated that the 60-day period established pursuant to Law 6.404 had ended, without opposition from creditors. Accordingly, the Fund now directly holds 31.10% of the capital of CPFL Energia, namely, all the shares previously held by 521 Participações S.A.

**( 24 ) GROSS SALES AND SERVICES INCOME**

| | Consolidated | | | |
|---|---|---|---|---|
| | **2009** | | **2008** | |
| **Revenue from Eletric Energy Operations** | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Consumer class** | | | | |
| Residential | 1,304,572 | 3,759,712 | 1,080,093 | 3,363,073 |
| Industrial | 1,102,098 | 3,017,161 | 1,033,331 | 3,062,751 |
| Commercial | 660,906 | 1,964,124 | 555,984 | 1,789,087 |
| Rural | 112,640 | 323,553 | 107,794 | 327,470 |
| Public Administration | 95,507 | 273,309 | 81,651 | 251,798 |
| Public Lighting | 76,612 | 217,732 | 64,348 | 200,484 |
| Public Services | 122,610 | 342,247 | 101,969 | 315,841 |
| Billed | 3,474,945 | 9,897,838 | 3,025,170 | 9,310,504 |
| Unbilled (Net) | 9,677 | 54,152 | 5,375 | (40,221) |
| Emergency Charges - ECE/EAEE | (4) | (11) | 4 | 14 |
| Regulatory assets and liabilities (note 3) | (59,685) | (114,832) | (10,065) | (57,402) |
| **Electricity sales to final consumers** | **3,424,933** | **9,837,147** | **3,020,484** | **9,212,895** |
| | | | | |
| Furnas Centrais Elétricas S.A. | 89,115 | 264,479 | 81,161 | 241,754 |
| Other Concessionaires, Licensees and Authorized | 195,971 | 562,214 | 141,485 | 396,051 |
| Current Electric Energy | 22,164 | 75,192 | 18,533 | 25,470 |
| **Electricity sales to wholesaler** | **307,250** | **901,885** | **241,179** | **663,275** |
| Revenue due to Network Usage Charge - TUSD | 207,047 | 583,937 | 190,802 | 568,301 |
| Regulatory assets anda liabilities (note 3) - Low Income Consumer´s Subsidy | 2,234 | 22,279 | 17,735 | 44,036 |
| Income from Third-parties – Tax Substitution | 83,862 | 83,862 | - | - |
| Other Revenue and Income | 58,215 | 168,960 | 50,880 | 153,369 |
| **Other operating revenues** | **351,358** | **859,038** | **259,417** | **765,706** |
| **Total** | **4,083,541** | **11,598,070** | **3,521,080** | **10,641,876** |

| | Consolidated | | | |
|---|---|---|---|---|
| | **2009** | | **2008** | |
| **Eletric Energy Operations - GWh (*)** | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Consumer class** | | | | |
| Residential | 3,041 | 9,180 | 2,918 | 8,653 |
| Industrial | 3,866 | 10,961 | 4,129 | 12,026 |
| Commercial | 1,692 | 5,350 | 1,654 | 5,096 |
| Rural | 559 | 1,698 | 612 | 1,819 |
| Public Administration | 259 | 785 | 256 | 754 |
| Public Lighting | 354 | 1,053 | 340 | 1,010 |
| Public Services | 416 | 1,246 | 408 | 1,217 |
| Billed | 10,187 | 30,273 | 10,317 | 30,575 |
| Own Consumption | 7 | 25 | 8 | 24 |
| **Electricity sales to final consumers** | **10,194** | **30,298** | **10,325** | **30,599** |
| | | | | |
| Furnas Centrais Elétricas S.A. | 763 | 2,263 | 763 | 2,272 |
| Other Concessionaires, Licensees and Authorized | 1,810 | 5,178 | 1,340 | 3,632 |
| Current Electric Energy | 1,092 | 2,154 | 203 | 546 |
| **Electricity sales to wholesaler** | **3,665** | **9,595** | **2,306** | **6,450** |

(*) Information not examined by the independent accountants.

**Income from Third-parties – Tax Substitution:** Refers to collection of ICMS from free consumers from July 2009, pursuant to Administrative Ruling CAT 97/2009. This entry does not affect the income of the subsidiaries, as the same amount was recorded in Deductions from Operating Income, in the ICMS, PIS and COFINS accounts.

| | Consolidated | |
|---|---|---|
| **N° of consumers - (*)** | **September 30, 2009** | **September 30, 2008** |
| **Consumer class** | | |
| Residential | 5,656,836 | 5,531,805 |
| Industrial | 77,275 | 77,111 |
| Commercial | 496,220 | 492,259 |
| Rural | 239,133 | 229,820 |
| Public Administration | 43,531 | 41,636 |
| Public Lighting | 7,566 | 5,944 |
| Public Services | 6,802 | 6,412 |

**Total**         6,527,363     6,384,987

(*) Information not examined by the independent accountants.

## ( 25 ) COST OF ELECTRIC ENERGY

| | Consolidated | | | |
|---|---|---|---|---|
| | **2009** | | **2008** | |
| **Electricity Purchased for Resale** | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Energy Purchased in Restricted Framework - ACR** | | | | |
| Itaipu Binacional | 270,145 | 903,426 | 227,433 | 675,349 |
| Furnas Centrais Elétricas S.A. | 36,416 | 111,408 | 24,473 | 72,597 |
| CESP - Cia Energética de São Paulo | 42,535 | 129,046 | 32,633 | 100,947 |
| Duke Energy Inter. Ger. Paranapanema S.A. | 1,633 | 5,154 | 4,026 | 11,371 |
| Tractebel Energia S.A. | 249,014 | 760,620 | 243,280 | 695,101 |
| Petróleo Brasileiro S.A. Petrobrás | 53,563 | 147,942 | 51,586 | 137,760 |
| CHESF - Cia Hidro Elétrica do São Francisco | 27,714 | 85,703 | 24,701 | 73,488 |
| CEMIG - Cia Energética de Minas Gerais | 58,421 | 163,320 | 18,485 | 56,920 |
| TermoRio S.A. | 9,545 | 34,850 | 18,376 | 56,459 |
| Enguia Gen | 1,593 | 4,519 | 2,368 | 38,561 |
| AES Uruguaiana Ltda. | 31,406 | 43,148 | 44,098 | 125,153 |
| Câmara de Comercialização de Energia Elétrica - CCEE | (10,109) | 55,156 | 38,408 | 231,113 |
| Copel Geração e Transmissão S.A. | 16,726 | 51,554 | 6,655 | 19,274 |
| COOMEX Empresa Operadora do Mercado Energético Ltda. | 6,897 | 39,063 | - | - |
| Companhia Energética Santa Clara - CESC | 4,399 | 13,867 | 3,686 | 11,802 |
| Queiroz Galvão Energética S.A. | 8,812 | 29,809 | 7,463 | 25,588 |
| PROINFA | 52,245 | 156,736 | 30,502 | 85,521 |
| Other | 131,341 | 344,204 | 51,876 | 186,099 |
| | **992,296** | **3,079,525** | **830,049** | **2,603,103** |
| **Energy Purchased in the Free Market - ACL** | 407,718 | 1,079,308 | 390,355 | 1,074,891 |
| | **1,400,014** | **4,158,833** | **1,220,404** | **3,677,994** |
| Regulatory assets and liabilities (note 3) | 149,890 | 192,172 | 43,181 | 258,760 |
| Credit of PIS and COFINS | (138,554) | (390,926) | (112,417) | (341,357) |
| Other | (856) | 105 | 903 | 2,718 |
| **Subtotal** | **1,410,494** | **3,960,184** | **1,152,071** | **3,598,115** |
| **Electricity Network Usage Charge** | | | | |
| Basic Network Charges | 243,709 | 688,480 | 203,995 | 556,268 |
| Transmission from Itaipu | 20,517 | 59,674 | 19,574 | 54,381 |
| Connection Charges | 11,786 | 36,026 | 14,819 | 38,954 |
| Charges of Use of the Distribution System | 2,293 | 6,562 | 2,280 | 6,984 |
| System Service Charges - ESS | 17,708 | 73,554 | 38,085 | 129,905 |
| Charges related to Reserve Energy | - | 3,219 | - | - |
| | **296,013** | **867,515** | **278,753** | **786,492** |
| Regulatory assets anda liabilities (note 3) | 52,877 | 83,357 | (62,108) | (134,080) |
| Credit of PIS and COFINS | (32,691) | (88,475) | (18,345) | (54,450) |
| **Subtotal** | **316,199** | **862,397** | **198,300** | **597,962** |
| **Total** | **1,726,693** | **4,822,581** | **1,350,371** | **4,196,077** |

51

| | Consolidated | | | |
|---|---|---|---|---|
| | **2009** | | **2008** | |
| **Electricity Purchased for Resale - in Gwh (*)** | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Energy Purchased in Restricted Framework - ACR** | | | | |
| Itaipu Binacional | 2,812 | 8,288 | 2,794 | 8,298 |
| Furnas Centrais Elétricas S.A. | 403 | 1,252 | 312 | 939 |
| CESP - Cia Energética de São Paulo | 444 | 1,364 | 435 | 1,281 |
| Duke Energy Inter. Ger. Paranapanema S.A. | 20 | 62 | 55 | 157 |
| Tractebel Energia S.A. | 1,718 | 5,356 | 1,796 | 5,299 |
| Petróleo Brasileiro S.A. Petrobrás | 425 | 1,220 | 462 | 1,225 |
| CHESF - Cia Hidro Elétrica do São Francisco | 320 | 1,003 | 311 | 935 |
| CEMIG - Cia Energética de Minas Gerais | 539 | 1,301 | 158 | 526 |
| TermoRio S.A. | 43 | 145 | 80 | 285 |
| Enguia Gen | - | - | - | 83 |
| AES Uruguaiana Ltda. | 40 | 110 | 327 | 916 |
| Câmara de Comercialização de Energia Elétrica - CCEE | 560 | 2,891 | 680 | 2,012 |
| Copel Geração e Transmissão S.A. | 171 | 535 | 85 | 250 |
| COOMEX Empresa Operadora do Mercado Energético Ltda. | 47 | 269 | - | - |
| Companhia Energética Santa Clara - CESC | 32 | 101 | 30 | 96 |

| | | | | |
|---|---|---|---|---|
| Queiroz Galvão Energética S.A. | 62 | 211 | 60 | 204 |
| PROINFA | 259 | 647 | 181 | 408 |
| Other | 933 | 2,688 | 469 | 1,467 |
| | **8,828** | **27,443** | **8,235** | **24,381** |
| **Energy Purchased in the Free Market - ACL** | 4,394 | 11,825 | 4,268 | 11,816 |
| **Total** | **13,222** | **39,268** | **12,503** | **36,197** |

(*) Information not reviewed by the independent accountants.

## ( 26 ) OPERATING EXPENSES

| | Parent Company | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | 3rd quarter | Nine months | 3rd quarter | Nine months |
| **General and Administrative Expenses** | | | | |
| Personnel | 549 | 1,789 | 727 | 2,071 |
| Materials | 8 | 20 | 22 | 45 |
| Outside Services | 1,210 | 4,919 | (47) | 6,260 |
| Leases and rentals | 30 | 99 | 44 | 114 |
| Depreciation and Amortization | 30 | 89 | 24 | 74 |
| Publicity and Advertising | 192 | 285 | 226 | 603 |
| Legal, Judicial and Indemnities | 8 | 413 | 6 | 402 |
| Donations, Contributions and Subsidies | 28 | 28 | - | 138 |
| Other | 1,963 | 4,259 | 2,437 | 3,698 |
| **Total** | **4,018** | **11,901** | **3,439** | **13,405** |
| **Other Operating Expenses** | | | | |
| Loss on the write-off of noncurrent assets | 245 | 1,340 | 8,687 | 9,785 |
| **Total** | **245** | **1,340** | **8,687** | **9,785** |
| Intangible of concession amortization | 37,186 | 111,561 | 32,299 | 96,903 |
| **Total Operating Expense** | **41,449** | **124,802** | **44,425** | **120,093** |

|                                                  | Consolidated |  |  |  |
|--------------------------------------------------|---|---|---|---|
|                                                  | **2009** | | **2008** | |
|                                                  | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Sales Expenses**                               |  |  |  |  |
| Personnel                                        | 17,161 | 51,696 | 14,697 | 49,232 |
| Materials                                        | 713 | 3,486 | 752 | 2,101 |
| Outside Services                                 | 19,552 | 53,880 | 25,241 | 48,334 |
| Allowance for Doubtful Accounts                  | 12,122 | 20,934 | 8,081 | 30,266 |
| Depreciation and Amortization                    | 2,711 | 8,231 | 2,772 | 8,438 |
| Collection Tariffs and Services                  | 11,989 | 36,436 | 12,226 | 35,911 |
| Other                                            | 2,795 | 8,187 | 2,682 | 6,732 |
| **Total**                                        | **67,043** | **182,850** | **66,451** | **181,014** |
|                                                  |  |  |  |  |
| **General and Administrative Expenses**          |  |  |  |  |
| Personnel                                        | 38,074 | 110,041 | 32,303 | 99,593 |
| Materials                                        | 1,951 | 5,250 | 1,719 | 4,759 |
| Outside Services                                 | 32,872 | 105,458 | 35,993 | 105,790 |
| Leases and Rentals                               | 1,434 | 3,830 | 1,587 | 3,540 |
| Depreciation and Amortization                    | 5,843 | 17,795 | 2,229 | 16,198 |
| Publicity and Advertising                        | 1,630 | 2,793 | 2,020 | 3,633 |
| Legal, Judicial and Indemnities                  | 7,330 | 17,669 | 2,933 | 14,615 |
| Donations, Contributions and Subsidies           | 1,248 | 3,659 | 1,747 | 5,121 |
| Other                                            | 4,167 | 15,892 | 3,063 | 13,627 |
| **Total**                                        | **94,549** | **282,387** | **83,594** | **266,876** |
| **Other Operating Expenses**                     |  |  |  |  |
| Inspection Fee                                   | 5,504 | 17,185 | 6,785 | 18,784 |
| Loss/(Gain) on the write-off of noncurrent assets | 153 | 11,440 | 13,627 | 19,774 |
| Other                                            | 520 | 3,170 | (810) | 660 |
| **Total**                                        | **6,177** | **31,795** | **19,602** | **39,218** |
| Intangible of concession amortization            | 46,723 | 140,174 | 48,006 | 144,020 |
|                                                  |  |  |  |  |
| **Total Operating Expense**                      | **214,492** | **637,206** | **217,653** | **631,128** |

## ( 27 ) FINANCIAL INCOME AND EXPENSES

| | Parent Company | | | |
|---|---|---|---|---|
| | **2009** | | **2008** | |
| | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Financial Income** | | | | |
| Income from Financial Investments | 8,014 | 17,890 | 8,420 | 26,550 |
| Interest on Prepaid Income and Social Contribution Taxes | 574 | 2,570 | 669 | 2,354 |
| Restatement of Escrow Deposits | 160 | 160 | - | - |
| Monetary and Exchange Variations | - | - | - | 2,597 |
| PIS e COFINS sobre Juros sobre o Capital Próprio | - | (9,447) | - | (9,097) |
| Other | 4,428 | 9,841 | 2,758 | 4,674 |
| **Subtotal** | 13,176 | 21,014 | 11,847 | 27,078 |
| Interest on net equity | - | 102,134 | - | 98,340 |
| **Total** | **13,176** | **123,148** | **11,847** | **125,418** |
| **Financial Expense** | | | | |
| Interest on Debts | (10,686) | (36,108) | (15,370) | (45,628) |
| Banking Expenses | | | | |
| Monetary and Exchange Variations | (12) | (326) | 507 | (7,364) |
| Other | (2,362) | (6,402) | (1,689) | (4,878) |
| **Total** | **(13,060)** | **(42,836)** | **(16,552)** | **(57,870)** |
| **Net financial income** | **116** | **80,312** | **(4,705)** | **67,548** |

| | Consolidated | | | |
|---|---|---|---|---|
| | **2009** | | **2008** | |
| | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **Financial Income** | | | | |
| Income from Financial Investments | 20,356 | 61,068 | 42,777 | 104,578 |
| Arrears of interest and fines | 31,727 | 93,980 | 29,097 | 87,477 |
| Interest on Prepaid Income and Social Contribution Taxes | 806 | 3,251 | 1,719 | 5,489 |
| Restatement of Escrow Deposits | 10,773 | 35,193 | 13,127 | 35,789 |
| Monetary and Exchange Variations | (5,445) | 13,669 | 20,959 | 30,121 |
| Interest - CVA and Parcel "A" (Note 3) | 10,527 | 39,719 | 8,039 | 30,594 |
| Discount on purchase of ICMS credit | 2,555 | 5,321 | 1,845 | 7,811 |
| PIS and COFINS on interest on net equity | - | (9,447) | - | (9,097) |
| Other | 11,309 | 32,982 | 12,913 | 32,210 |
| **Total** | **82,608** | **275,736** | **130,476** | **324,972** |
| **Financial Expense** | | | | |
| Interest on Debts | (119,119) | (391,286) | (158,429) | (418,545) |
| Banking Expenses | (362) | (899) | (911) | (3,131) |
| Monetary and Exchange Variations | (24,427) | (67,770) | (54,131) | (167,957) |
| Other | (11,371) | (44,838) | (8,796) | (23,633) |
| **Subtotal** | **(155,279)** | **(504,793)** | **(222,267)** | **(613,266)** |
| Interest on net equity | - | (409) | - | - |
| **Total** | **(155,279)** | **(505,202)** | **(222,267)** | **(613,266)** |
| **Net financial income** | **(72,671)** | **(229,466)** | **(91,791)** | **(288,294)** |

54

## ( 28 ) FINANCIAL INSTRUMENTS AND OPERATING RISKS

**Classification of the financial instruments**

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

i. Loans and receivables
These are financial assets with fixed or calculable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital (Note 12.2) and (iii) other credits (Note 11).

ii. Calculated at fair value through profit or loss
These are financial assets that are (i) maintained for short-term trading, (ii) designated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the income statement.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives (Note 15).

iii. Held-to-maturity investments
These are non derivative financial assets with fixed or calculable payments and defined maturities, which the Company intends to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company and its subsidiaries classified the following financial assets in this category: (i) security receivable from CESP (Note 6) and, (ii) credits receivable by the subsidiary CPFL Paulista from CESP (Note 11).

iv. Available for sale
Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the equity.

The Company and its subsidiaries have no financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

i. Calculated at fair value through profit or loss

These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the income statement.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 15) and, (ii) derivatives.

ii. Not calculated at fair value through profit or loss
These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 17), (ii) loans and financing (Note 15), (iii) debt charges (Note 15); (iv) debenture charges (Note 16); (v) debentures (Note 16) and (vi) other accounts payable (Note 22).

**Risk Considerations:**

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

**Exchange rate risk:** This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI.

The Company's subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

**Interest Rate Risk:** This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The Company and its subsidiaries set certain loans taken out in local currency against regulatory assets restated in accordance with the variation in the SELIC rate. Swap operations have been contracted for a portion of the debentures issued as a hedge against changes in interest rates. The subsidiaries have also tried to increase the portion of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

**Credit Risk:** This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

**Risk of Energy Shortages:** The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants' reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001.

56

According to the Annual Energy Operation Plan – PEN 2009, drawn up by the National Electricity System Operator, the risk of any energy deficit for 2010 is very low, which eliminates any possibility of another energy rationing program.

**Risk of Acceleration of Debts:** The Company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

**Management of Risks on Financial instruments**

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and the subsidiaries supported by these tools have produced adequate risk mitigation results. We stress that the Company and its subsidiaries contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

**Valuation of Financial Instruments**

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the emergency electric energy rationing program, regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of September 30, 2009 and June 30, 2009, applying the above methodology, are shown below:

|  | Parent Company | | | |
| --- | --- | --- | --- | --- |
|  | September 30, 2009 | | June 30, 2009 | |
|  | Accounting balance | Fair value | Accounting balance | Fair value |
| Debentures (note 16) | (452,812) | (459,401) | (465,420) | (472,401) |

|  | Consolidated | | | |
| --- | --- | --- | --- | --- |
|  | September 30, 2009 | | June 30, 2009 | |
|  | Accounting balance | Fair value | Accounting balance | Fair value |
| Loans and financing (note 15) | (3,008,011) | (2,810,459) | (3,471,437) | (3,297,507) |
| Debentures (note 16) | (3,101,902) | (3,145,089) | (2,406,507) | (2,432,265) |
| **Total** | **(6,109,913)** | **(5,955,548)** | **(5,877,944)** | **(5,729,772)** |

**Derivatives**

As previously mentioned the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of September 30, 2009, the Company and its subsidiaries had the following swap operations:

58

| Company / strategy | Market values (book values) | | | Values at cost, net | Gain (Loss) on marking to market | Currency / index | Maturity range | Notional | Negotiation market | Counterparts |
|---|---|---|---|---|---|---|---|---|---|---|
| | Asset | (Liability) | Market values, net | | | | | | | |
| **Derivatives for protection of debts designated at fair value** | | | | | | | | | | |
| CPFL Paulista | | | | | | | | | | |
| Exchange variation hedge | 23,723 | - | 23,723 | 37,086 | (13,363) | yen | Jan/2011 to Jan/2012 | 456,449 | Over the counter | ABN, Banco do Brasil |
| CPFL Geração | | | | | | | | | | |
| Exchange variation hedge | 38,524 | - | 38,524 | 43,722 | (5,198) | yen | Apr/2010 to Jan/2011 | 486,760 | Over the counter | Banco do Brasil |
| **Subtotal** | **62,247** | **-** | **62,247** | **80,808** | **(18,561)** | | | | | |

| Company / strategy | Market values (book values) | | | Values at cost, net | Gain (Loss) on marking to market | Currency / index | Maturity range | Notional | Negotiation market | Counterparts |
|---|---|---|---|---|---|---|---|---|---|---|
| | Asset | (Liability) | Market values, net | | | | | | | |
| **Derivatives for protection of debts not designated at fair value** | | | | | | | | | | |
| CPFL Energia (Parent Company) | | | | | | | | | | |
| Hedge interest rate variation (1) | 224 | (941) | (717) | 28 | (745) | CDI + spread | Mar/2010 to Sep/2014 | 450,000 | Over the counter | Citibank |
| CPFL Paulista | | | | | | | | | | |
| Exchange variation hedge | - | (3,173) | (3,173) | (3,176) | 3 | dollar | Oct/2009 to Nov/2009 | 51,296 | Over the counter | Bradesco, Itau BBA |
| CPFL Geração | | | | | | | | | | |
| Hedge interest rate variation (2) | 537 | - | 537 | (115) | 652 | IGP-M | Jun/2010 | 77,104 | Over the counter | Unibanco, Santander, HSBC |
| Exchange variation hedge | - | (574) | (574) | (588) | 14 | dollar | Oct/2009 to Nov/2009 | 71,742 | Over the counter | Bradesco, Itau BBA |
| | 537 | (574) | (37) | (703) | 666 | | | | | |
| RGE | | | | | | | | | | |
| Hedge interest rate variation (1) | 787 | (55) | 732 | 216 | 516 | CDI + spread | Dec/2009 to Dec/2013 | 380,000 | Over the counter | Santander, Citibank |
| **Subtotal** | **1,548** | **(4,743)** | **(3,195)** | **(3,635)** | **440** | | | | | |
| **Total** | **63,795** | **(4,743)** | **59,052** | **77,173** | **(18,121)** | | | | | |
| Current | 1,023 | (3,747) | | | | | | | | |
| Noncurrent | 62,772 | (996) | | | | | | | | |
| **Total** | **63,795** | **(4,743)** | | | | | | | | |

\* For further details of terms and information a bout debts and debentures, see Notes 15 and 16
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments. We show below the effects of marking the debts to market, offsetting the losses determined only for the respective tied derivatives:

| Subsidiary | Derivative (*) | Debt | Net |
|---|---|---|---|
| CPFL Paulista | (13,363) | 7,978 | (5,385) |
| CPFL Geração | (5,198) | 2,267 | (2,931) |
| | **(18,561)** | **10,245** | **(8,316)** |

(\*) Refer only to debt derivatives designated at fair values.

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarters and nine-month ended in September 30, 2009 and 2008, the derivatives resulted in the following impacts on the consolidated result:

| Company | Hedged risk / Operation | Account | Gain (loss) | | | |
|---|---|---|---|---|---|---|
| | | | 2009 | | 2008 | |
| | | | 3rd quarter | Nine months | 3rd quarter | Nine months |
| CPFL Energia | Exchange variation | Financial expense - Swap transactions | - | - | - | 1,055 |
| CPFL Energia | Interest rate variation | Financial expense - Swap transactions | 97 | 37 | (100) | (281) |
| CPFL Energia | Marking to market | Financial expense - Adjustment to fair value | (109) | 415 | 607 | 1,554 |
| CPFL Paulista | Exchange variation | Financial expense - Swap transactions | (23,902) | (195,372) | 66,044 | 22,135 |
| CPFL Paulista | Marking to market | Financial expense - Adjustment to fair value | 1,223 | 44,450 | (8,361) | (23,097) |
| CPFL Piratininga | Exchange variation | Financial expense - Swap transactions | - | (218) | 7,170 | 3,603 |
| CPFL Piratininga | Marking to market | Financial expense - Adjustment to fair value | - | (126) | (326) | (512) |
| CPFL Geração | Exchange variation | Financial expense - Swap transactions | (28,700) | (233,624) | 88,416 | 34,823 |
| CPFL | Interest rate | | | | | |

| | | | | | | |
|---|---|---|---|---:|---:|---:|---:|
| Geração CPFL | variation | Financial expense - Swap transactions | (132) | (1,339) | - | - |
| Geração | Marking to market | Financial expense - Adjustment to fair value | 1,120 | 10,700 | (2,669) | (6,213) |
| RGE | Exchange variation | Financial expense - Other financial expense | (969) | (11,743) | 4,958 | 2,346 |
| RGE | Interest rate variation | Financial expense - Other financial expense | 188 | 321 | 7 | 326 |
| RGE | Marking to market | Financial expense - Derivatives adjust fair value | (155) | 422 | 5,661 | 4,433 |
| | | | **(51,339)** | **(386,077)** | **161,407** | **40,172** |

**Other exchange exposure**

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 157,705 (R$ 76,839 in proportion to the participation of the subsidiary CPFL Geração) to the BID and BNDES since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a gain of R$ 15,352 (R$ 7,480 in proportion to the participation of CPFL Geração) in the third quarter of 2009 and a loss of R$ 30,084 (R$ 14,658 in proportion to the participation of CPFL Geração) in the third quarter of 2008. These amounts will only be offset after adjustment of the respective tariffs in accordance with the conditions of each contract.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 560,423. As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 505,387. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 48,843 and also has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency loans – Note 11) to offset any exchange impact.

**Sensitivity Analysis**

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

**Exchange variation**

If the level of exchange exposure at September 30, 2009 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

| | | | Consolidated | | |
|---|---|---|---|---|---|
| Instruments | Exposure | Risk | Exchange depreciation of 6%* | Exchange depreciation of 25%** | Exchange depreciation of 50%** |
| Financial asset instruments | 28,664 | apprec. dollar | 1,859 | 7,166 | 14,332 |
| Financial liability instruments | (203,443) | apprec. dollar | (13,192) | (50,859) | (101,722) |
| Derivatives - Plain Vanilla Swap | 120,741 | apprec. dollar | 7,829 | 30,184 | 60,371 |
| | **(54,038)** | | **(3,504)** | **(13,509)** | **(27,019)** |
| Financial liability instruments | (1,138,142) | apprec. yen | (73,803) | (284,527) | (569,072) |
| Derivatives - Plain Vanilla Swap | 1,138,142 | apprec. yen | 73,803 | 284,527 | 569,072 |
| | **(54,038)** | | **(3,504)** | **(13,509)** | **(27,019)** |

\* In accordance with exchange graphs contained in information provided by the BM&F
\*\*In compliance with CVM Instruction 475/08

**Variation in interest rates**

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of September 30, 2009 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI – 11.22% p.a.; IGP-M – (0.4%) p.a.; TJLP – 6.19% p.a.), the effects on the consolidated financial statements for the next 12 months would be a net financial expense of R$ 541,964. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

| | | | Consolidated | | |
|---|---|---|---|---|---|
| Instruments | Exposure | Risk | Scenario I* | Raising index by 25%** | Raising index by 50%** |
| Financial asset instruments | 1,173,619 | CDI variation | (18,778) | 32,938 | 65,839 |
| Financial liability instruments | (3,482,466) | CDI variation | 55,720 | (97,732) | (195,366) |
| Derivatives - Plain Vanilla Swap | (1,235,380) | CDI variation | 19,765 | (34,678) | (69,304) |
| | **(3,544,227)** | | **56,707** | **(99,472)** | **(198,831)** |
| Financial liability instruments | (145,069) | IGP-M variation | (8,763) | (1,305) | (1,451) |
| Derivatives - Plain Vanilla Swap | 35,549 | IGP-M variation | 2,147 | 320 | 355 |
| | **(109,520)** | | **(6,616)** | **(985)** | **(1,096)** |
| Financial liability instruments | (2,478,104) | TJLP variation | 4,708 | (38,358) | (76,718) |
| **Total decrease (increase)** | **(6,131,851)** | | **54,799** | **(138,815)** | **(276,645)** |

* The CDI, IGP-M and TJLP indexes considered of 9.62%, 5.64% and 6.00%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

## ( 29 ) RELEVANT FACT

On September 28, 2009, the subsidiary CPFL Geração signed a quota purchase agreement, with the objective of acquiring all the capital shares of the companies Santa Clara I Energias Renováveis Ltda., Santa Clara II Energias Renováveis Ltda., Santa Clara III Energias Renováveis Ltda., Santa Clara IV Energias Renováveis Ltda., Santa Clara V Energias Renováveis Ltda., Santa Clara VI Energias Renováveis Ltda. and Eurus VI Energias Renováveis Ltda (jointly, the "SPEs"), for the price of R$ 31,618. Completion of purchase of the quotas is subject to compliance with certain conditions laid down in the Purchase and Sale agreement.

The SPEs were set up for the specific purpose of developing and operating certain wind generation plants, on sites located in the State of Rio Grande do Norte, classifiable as "new ventures" for electricity sector regulation purposes. The plants were registered with the Natural Electric Energy Agency (ANEEL). For these purposes, the SPEs must also fulfill all the requirements to qualify for the public tender procedure, in the auction modality, for contracting of spare electric energy, the specific procedure for contracting of wind-sourced energy.

The objective of acquisition of these SPEs is to develop and operate ventures for electric energy commercialization purposes and, if applicable, for certified emission reductions. The subsidiary CPFL Geração estimates that the installed capacity of the ventures will be approximately 180 megawatts.

## ( 30 ) SUBSEQUENT EVENT

### Merger of shares issued by subsidiaries

In accordance with a relevant fact published on October 28, 2009, the Boards of Directors of the Companies approved the merger of the minority shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari Geração, CPFL Serviços and CPFL Santa Cruz. The management of the Companies approved the signature of the Protocol and other documents relating to the Share Merger and decided to call the shareholders of the Companies to debate the proposal to merge the shares.

This reorganization will involve the transfer of all the common and preferred shares of the direct non-controlling shareholders of the above-mentioned subsidiaries to CPFL Energia, resulting in an increase of R$ 52,250 in the capital of CPFL Energia, with the issuing of 1,226,223 common shares.

The current shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari Geração, CPFL Serviços and CPFL Santa Cruz will receive 1 (one) common share in CPFL Energia for each batch of 363.811021363, 156.899374200, 270.949310545, 67.291078028, 16.167363711, 4,488.723577562 and 75.124911984, respectively, of the subsidiaries' common and preferred shares. The exchange ratios established above were based on economic value reports, using the discounted cash flow method, prepared by appraisal experts.

## 07.01 – COMMENTS ON PERFORMANCE IN THE QUARTER

**Analysis of Results – CPFL Energia (parent company)**

Net income amounted to R$ 289,674 in the quarter, down 15.8% (R$ 54,213) on the same quarter of the previous year, mainly due to equity in subsidiaries, as shown below:

|  | 3rd quarter 09 | 3rd quarter 08 |
|---|---|---|
| CPFL Paulista | 133,390 | 147,781 |
| CPFL Piratininga | (14,780) | 60,127 |
| RGE | 39,151 | 40,779 |
| CPFL Santa Cruz | 10,617 | 7,598 |
| CPFL Leste Paulista | 4,042 | - |
| CPFL Jaguari | 1,913 | - |
| CPFL Sul Paulista | 3,550 | - |
| CPFL Mococa | 2,192 | - |
| CPFL Geração | 85,417 | 56,230 |
| CPFL Brasil | 61,516 | 64,941 |
| CPFL Atende | 6 | (28) |
| CPFL Planalto | 1,603 | - |
| CPFL Serviços | (1,950) | - |
| CPFL Jaguariuna | 6 | - |
| CPFL Jaguari Geração | 2,514 | - |
| Perácio | - | 9,793 |
| **Total** | **329,187** | **387,221** |

The variation for CPFL Piratininga refers largely to the effects of adjustment of the tariff review, as mentioned in Note 3.

**08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)**

| 1 - Code | 2 – Description | 3 - 09/30/2009 | 4 - 06/30/2009 |
|---|---|---|---|
| 1 | Total assets | 15,881,544 | 15,971,068 |
| 1.01 | Current assets | 3,596,190 | 3,776,194 |
| 1.01.01 | Cash and cash equivalents | 679,728 | 731,056 |
| 1.01.02 | Credits | 2,769,200 | 2,909,930 |
| 1.01.02.01 | Accounts receivable | 1,805,617 | 1,798,179 |
| 1.01.02.01.01 | Consumers, concessionaires and licensees | 1,885,926 | 1,875,099 |
| 1.01.02.01.02 | (-) Allowance for doubtful accounts | (80,309) | (76,920) |
| 1.01.02.02 | Other credits | 963,583 | 1,111,751 |
| 1.01.02.02.01 | Financial investments | 41,208 | 39,648 |
| 1.01.02.02.02 | Recoverable taxes | 234,800 | 211,850 |
| 1.01.02.02.03 | Deferred taxes | 169,928 | 210,164 |
| 1.01.02.02.04 | Deferred tariff cost variations | 381,234 | 502,560 |
| 1.01.02.02.05 | Prepaid expenses | 135,390 | 138,972 |
| 1.01.02.02.06 | Derivatives | 1,023 | 8,557 |
| 1.01.03 | Materials and supplies | 17,225 | 15,574 |
| 1.01.04 | Other | 130,037 | 119,634 |
| 1.02 | Noncurrent assets | 12,285,354 | 12,194,874 |
| 1.02.01 | Long-term assets | 2,441,824 | 2,552,517 |
| 1.02.01.01 | Other credits | 2,289,933 | 2,393,686 |
| 1.02.01.01.01 | Consumers, concessionaires and licensees | 215,847 | 227,702 |
| 1.02.01.01.02 | Financial investments | 88,880 | 96,744 |
| 1.02.01.01.03 | Recoverable taxes | 103,092 | 101,525 |
| 1.02.01.01.04 | Deferred taxes | 1,065,083 | 1,101,566 |
| 1.02.01.01.05 | Deferred tariff cost variations | 30,774 | 54,197 |
| 1.02.01.01.06 | Prepaid expenses | 77,598 | 89,953 |
| 1.02.01.01.07 | Escrow deposits | 645,887 | 628,890 |
| 1.02.01.01.08 | Derivatives | 62,772 | 93,109 |
| 1.02.01.02 | Related parties | 0 | 0 |
| 1.02.01.02.01 | Associated companies | 0 | 0 |
| 1.02.01.02.02 | Subsidiaries | 0 | 0 |
| 1.02.01.02.03 | Other related parties | 0 | 0 |
| 1.02.01.03 | Other | 151,891 | 158,831 |
| 1.02.02 | Permanent assets | 9,843,530 | 9,642,357 |
| 1.02.02.01 | Investments | 104,763 | 104,707 |
| 1.02.02.01.01 | Associated companies | 0 | 0 |
| 1.02.02.01.02 | Interest in subsidiaries | 0 | 0 |
| 1.02.02.01.03 | Other investments | 117,591 | 117,535 |
| 1.02.02.01.06 | Permanent equity interests – negative goodwill | (12,828) | (12,828) |
| 1.02.02.02 | Property, plant and equipment | 7,180,168 | 6,942,840 |
| 1.02.02.03 | Intangible assets | 2,542,532 | 2,577,761 |
| 1.02.02.04 | Deferred charges | 16,067 | 17,049 |

64

**08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDRES' EQUITY (in thousands of Brazilian reais – R$)**

| 1 - Code | 2 – Description | 3 - 09/30/2009 | 4 - 06/30/2009 |
|---|---|---|---|
| 2 | Total liabilities | 15,881,544 | 15,971,068 |
| 2.01 | Current liabilities | 3,213,164 | 4,564,759 |
| 2.01.01 | Loans and financing | 558,581 | 1,114,793 |
| 2.01.01.01 | Accrued interest on debts | 23,620 | 48,989 |
| 2.01.01.02 | Loans and financing | 534,961 | 1,065,804 |
| 2.01.02 | Debentures | 350,755 | 581,199 |
| 2.01.02.01 | Accrued interest on debentures | 80,204 | 89,867 |
| 2.01.02.02 | Debentures | 270,551 | 491,332 |
| 2.01.03 | Suppliers | 954,594 | 981,939 |
| 2.01.04 | Taxes and social contributions payable | 424,530 | 439,021 |
| 2.01.05 | Dividends | 20,634 | 598,844 |
| 2.01.06 | Reserves | 0 | 0 |
| 2.01.07 | Related parties | 0 | 0 |
| 2.01.08 | Other | 904,070 | 848,963 |
| 2.01.08.01 | Employee pension plans | 52,212 | 52,632 |
| 2.01.08.02 | Regulatory charges | 93,493 | 72,122 |
| 2.01.08.03 | Accrued liabilities | 64,182 | 58,526 |
| 2.01.08.04 | Deferred tariff gains variations | 149,148 | 92,995 |
| 2.01.08.05 | Deferred tax debits | 5,509 | 7,263 |
| 2.01.08.06 | Derivatives | 3,747 | 59,292 |
| 2.01.08.07 | Other | 535,779 | 506,133 |
| 2.02 | Noncurrent liabilities | 7,269,933 | 6,303,057 |
| 2.02.01 | Long-Term liabilities | 7,269,933 | 6,303,057 |
| 2.02.01.01 | Loans and financing | 3,587,572 | 3,559,201 |
| 2.02.01.01.01 | Accrued Interest on debts | 54,844 | 46,363 |
| 2.02.01.01.02 | Loans and financing | 3,532,728 | 3,512,838 |
| 2.02.01.02 | Debentures | 2,751,147 | 1,825,308 |
| 2.02.01.03 | Reserves | 111,487 | 118,445 |
| 2.02.01.03.01 | Reserve for contingencies | 111,487 | 118,445 |
| 2.02.01.04 | Related parties | 0 | 0 |
| 2.02.01.05 | Advance for future capital increase | 0 | 0 |
| 2.02.01.06 | Other | 819,727 | 800,103 |
| 2.02.01.06.01 | Suppliers | 53,319 | 63,982 |
| 2.02.01.06.02 | Employee pension plans | 447,838 | 465,978 |
| 2.02.01.06.03 | Taxes and social contributions payable | 2,191 | 2,396 |
| 2.02.01.06.04 | Deferred tax debits | 3,249 | 2,749 |
| 2.02.01.06.05 | Deferred tariff gains variations | 81,170 | 65,074 |
| 2.02.01.06.06 | Derivatives | 996 | 817 |
| 2.02.01.06.07 | Other | 230,964 | 199,107 |
| 2.03 | Deferred revenue | 0 | 0 |
| 2.04 | Non-controlling shareholders' interest | 85,612 | 82,611 |

| 1 - Code | 2 – Description | 3 - 09/30/2009 | 4 - 06/30/2009 |
|---|---|---|---|
| 2.05 | Shareholders' equity | 5,312,835 | 5,020,641 |
| 2.05.01 | Capital | 4,741,175 | 4,741,175 |
| 2.05.02 | Capital reserves | 16 | 16 |
| 2.05.03 | Revaluation reserves | 0 | 0 |
| 2.05.03.01 | Own assets | 0 | 0 |
| 2.05.03.02 | Subsidiary/associated companies | 0 | 0 |
| 2.05.04 | Profit reserves | 277,428 | 277,428 |
| 2.05.04.01 | Legal reserves | 277,428 | 277,428 |
| 2.05.04.02 | Statutory reserves | 0 | 0 |
| 2.05.04.03 | Contingencies reserves | 0 | 0 |
| 2.05.04.04 | Unrealized profits | 0 | 0 |
| 2.05.04.05 | Profit retention | 0 | 0 |
| 2.05.04.06 | Special reserve for undistributed dividends | 0 | 0 |
| 2.05.04.07 | Other revenue reserves | 0 | 0 |
| 2.05.05 | Equity valuation adjustments | 0 | 0 |
| 2.05.05.01 | Adjustment of financial investments | 0 | 0 |
| 2.05.05.02 | Adjustment of cumulative translation | 0 | 0 |

| 2.05.05.03 | Adjustment of business combinations | 0 | 0 |
|---|---|---|---|
| 2.05.06 | Accumulated profit or loss | 294,216 | 2,022 |
| 2.05.07 | Advance for future capital increase | 0 | 0 |

**09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)**

| 1 – Code | 2 - Description | 3 - 07/01/2009 to 09/30/2009 | 4 - 01/01/2009 to 09/30/2009 | 5 - 07/01/2008 to 09/30/2008 | 6 - 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 3.01 | Operating revenues | 4,083,541 | 11,598,070 | 3,521,080 | 10,641,876 |
| 3.02 | Deductions from operating revenues | (1,379,432) | (3,844,973) | (1,132,211) | (3,458,459) |
| 3.02.01 | ICMS (State VAT) | (740,573) | (2,001,534) | (590,612) | (1,815,464) |
| 3.02.02 | PIS (Tax on Revenue) | (65,141) | (184,806) | (55,673) | (170,968) |
| 3.02.03 | COFINS (Tax on Revenue) | (301,462) | (852,658) | (256,673) | (787,305) |
| 3.02.04 | ISS (Tax on Service Revenue) | (936) | (2,712) | (664) | (2,059) |
| 3.02.05 | Global reversal reserve | (13,469) | (39,302) | (12,162) | (35,603) |
| 3.02.06 | Fuel consumption account - CCC | (120,296) | (369,001) | (90,857) | (274,584) |
| 3.02.07 | Energy development account - CDE | (112,249) | (321,834) | (102,751) | (303,948) |
| 3.02.08 | Research and Development and Energy Efficiency Programs | (25,310) | (73,137) | (22,815) | (68,514) |
| 3.02.09 | Emergency Capacity Charge ("ECE")and Emergency Energy Purchase Charge ("EAEE") | 4 | 11 | (4) | (14) |
| 3.03 | Net operating revenues | 2,704,109 | 7,753,097 | 2,388,869 | 7,183,417 |
| 3.04 | Cost of electric energy services | (1,961,183) | (5,521,886) | (1,543,677) | (4,799,175) |
| 3.04.01 | Electric energy purchased for resale | (1,410,494) | (3,960,184) | (1,152,071) | (3,598,115) |
| 3.04.02 | Electric energy network usage charges | (316,199) | (862,397) | (198,300) | (597,962) |
| 3.04.03 | Personnel | (78,003) | (241,094) | (75,335) | (227,185) |
| 3.04.04 | Employee pension plans | (918) | (2,758) | 21,038 | 63,116 |
| 3.04.05 | Material | (14,088) | (39,364) | (12,461) | (36,399) |
| 3.04.06 | Outsourced services | (38,150) | (112,450) | (24,943) | (101,590) |
| 3.04.07 | Depreciation and amortization | (88,446) | (263,964) | (87,461) | (256,247) |
| 3.04.08 | Other | (13,516) | (35,724) | (12,463) | (38,850) |
| 3.04.09 | Cost of services rendered to third parties | (1,369) | (3,951) | (1,681) | (5,943) |
| 3.05 | Gross operating income | 742,926 | 2,231,211 | 845,192 | 2,384,242 |
| 3.06 | Operating income (expense) | (287,163) | (866,672) | (309,444) | (919,422) |

67

| 1 – Code | 2 - Description | 3 - 07/01/2009 to 09/30/2009 | 4 - 01/01/2009 to 09/30/2009 | 5 - 07/01/2008 to 09/30/2008 | 6 - 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 3.06.01 | Sales and marketing | (67,043) | (182,850) | (66,451) | (181,014) |
| 3.06.02 | General and administrative | (94,549) | (282,387) | (83,594) | (266,876) |
| 3.06.03 | Financial income (expense) | (72,671) | (229,466) | (91,791) | (288,294) |
| 3.06.03.01 | Financial income | 82,608 | 275,736 | 130,476 | 324,972 |
| 3.06.03.02 | Financial expenses | (155,279) | (505,202) | (222,267) | (613,266) |
| 3.06.03.02.01 | Interest on shareholders' equity | 0 | (409) | 0 | 0 |
| 3.06.03.02.02 | Other operating expenses | (155,279) | (504,793) | (222,267) | (613,266) |
| 3.06.04 | Other operating income | 0 | 0 | 0 | 0 |
| 3.06.05 | Other operating expenses | (52,900) | (171,969) | (67,608) | (183,238) |
| 3.06.05.01 | Amortization of intangible asset of concession | (46,723) | (140,174) | (48,006) | (144,020) |
| 3.06.05.02 | Other operating expense | (6,177) | (31,795) | (19,602) | (39,218) |
| 3.06.06 | Equity in subsidiaries | 0 | 0 | 0 | 0 |
| 3.07 | Operating income | 455,763 | 1,364,539 | 535,748 | 1,464,820 |
| 3.08 | Nonoperating income (expense) | 0 | 0 | 0 | 0 |
| 3.08.01 | Nonoperating income | 0 | 0 | 0 | 0 |
| 3.08.02 | Nonoperating expense | 0 | 0 | 0 | 0 |
| 3.09 | Income before taxes on income and minority interest | 455,763 | 1,364,539 | 535,748 | 1,464,820 |
| 3.10 | Income tax and social contribution | (98,536) | (352,856) | (164,716) | (530,958) |
| 3.10.01 | Social contribution | (27,663) | (95,494) | (43,830) | (141,784) |
| 3.10.02 | Income tax | (70,873) | (257,362) | (120,886) | (389,174) |
| 3.11 | Deferred income tax and social contribution | (64,043) | (142,452) | (24,764) | 9,200 |
| 3.11.01 | Social contribution | (16,921) | (37,150) | (7,066) | 4,566 |
| 3.11.02 | Income tax | (47,122) | (105,302) | (17,698) | 4,634 |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |

| 1 – Code | 2 - Description | 3 - 07/01/2009 to 09/30/2009 | 4 - 01/01/2009 to 09/30/2009 | 5 - 07/01/2008 to 09/30/2008 | 6 - 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 3.13 | Reversal of interest on shareholders' equity | 0 | 409 | 0 | 0 |
| 3.14 | Non-controlling shareholders' interest | (3,510) | (8,295) | (2,381) | (7,254) |
| 3.15 | Net income | 289,674 | 861,345 | 343,887 | 935,808 |
| | SHARES OUTSTANDING EX- TREASURY STOCK (units) | 479,910,938 | 479,910,938 | 479,910,938 | 479,910,938 |
| | NET INCOME PER SHARE (Reais) | 0.60360 | 1.79480 | 0.71656 | 1.94996 |
| | LOSS PER SHARE (Reais) | | | | |

**10.01 – CONSOLIDATED STATEMENTS OF CASH FLOW – Indirect method (in thousands of Brazilian reais – R$)**

| 1 - Code | 2 - Description | 3 – 07/01/2009 to 09/30/2009 | 4 – 01/01/2009 to 09/30/2009 | 5 – 07/01/2008 to 09/30/2008 | 6 – 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 4.01 | Net cash from operating activities | 672,094 | 1,584,038 | 609,626 | 1,570,647 |
| 4.01.01 | Cash generated from operations | 744,076 | 2,243,102 | 780,419 | 2,249,866 |
| 4.01.01.01 | Net income, including income tax and social contribution | 452,253 | 1,356,653 | 533,367 | 1,457,566 |
| 4.01.01.02 | Interest of non-controlling shareholders | 3,510 | 8,295 | 2,381 | 7,254 |
| 4.01.01.03 | Depreciation and amortization – other | 143,887 | 430,654 | 140,679 | 425,458 |
| 4.01.01.04 | Reserve for contingencies | (8,763) | (2,092) | (6,984) | (10,465) |
| 4.01.01.05 | Interest and monetary restatement | 140,714 | 422,401 | 127,406 | 432,563 |
| 4.01.01.06 | Gain / (loss) on pension plan | 918 | 2,758 | (21,038) | (63,116) |
| 4.01.01.07 | Losses on disposal of noncurrent assets | 153 | 11,440 | 2,956 | 14,372 |
| 4.01.01.08 | Deferred taxes - PIS and COFINS | 11,404 | 12,993 | (1,117) | (16,322) |
| 4.01.01.09 | Other | 0 | 0 | 2,769 | 2,556 |
| 4.01.02 | Variation on assets and liabilities | (71,982) | (659,064) | (170,793) | (679,219) |
| 4.01.02.01 | Consumers, Concessionaires and Licensees | 4,417 | (96,754) | 61,577 | 168,104 |
| 4.01.02.02 | Recoverable Taxes | (39,817) | (40,506) | 820 | 30,027 |
| 4.01.02.03 | Deferred Tariff Costs Variations | 144,749 | 383,656 | 16,097 | (23,687) |
| 4.01.02.04 | Escrow deposits | (6,381) | (10,882) | (13,462) | (35,419) |
| 4.01.02.05 | Other assets – Overcontracting | 19,349 | (350) | (105,584) | 4,109 |
| 4.01.02.06 | Other operating assets | (5,675) | 4,393 | (9,265) | 4,694 |
| 4.01.02.07 | Suppliers | (38,772) | (60,506) | 40,180 | 14,458 |
| 4.01.02.08 | Taxes and social contributions paid | (99,847) | (404,661) | (150,959) | (579,513) |
| 4.01.02.09 | Other taxes and social contributions | 7,572 | 16,160 | (11,498) | (52,473) |
| 4.01.02.10 | Deferred Tariff Gains Variations | 72,249 | 23,668 | (28,223) | 29,086 |
| 4.01.02.11 | Employee Pension Plans | (19,478) | (54,990) | (18,378) | (66,053) |
| 4.01.02.12 | Interest paid on debt | (159,565) | (419,659) | (34,237) | (317,937) |
| 4.01.02.13 | Regulatory Charges | 21,371 | (561) | 19,502 | 22,990 |
| 4.01.02.14 | Other liabilities – Overcontracting | (17,018) | (40,867) | 4,540 | 59,687 |

70

| 1 - Code | 2 - Description | 3 – 07/01/2009 to 09/30/2009 | 4 – 01/01/2009 to 09/30/2009 | 5 – 07/01/2008 to 09/30/2008 | 6 – 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 4.01.02.15 | Other operating liabilities | 44,864 | 42,795 | 58,097 | 62,708 |
| 4.01.03 | Other | 0 | 0 | 0 | 0 |
| 4.02 | Net cash in investing activities | (296,393) | (795,793) | (297,344) | (675,790) |
| 4.02.01 | Acquisition of Interest in subsidiaries | (81) | (214) | (75) | (111) |
| 4.02.02 | Addition to property, plant and equipment | (299,086) | (826,510) | (314,006) | (770,379) |
| 4.02.03 | Financial investments | 8,042 | 49,981 | 8,131 | 57,334 |
| 4.02.04 | Increase of special obligations | 18,512 | 42,898 | 22,563 | 57,240 |
| 4.02.05 | Acquisition of intangible assets – other | (20,307) | (52,153) | (10,150) | (41,668) |
| 4.02.06 | Sale of noncurrent assets | 10,800 | 18,254 | 4,594 | 22,714 |
| 4.02.07 | Other | (14,273) | (28,049) | (8,401) | (920) |
| 4.03 | Net cash in financing activities | (427,029) | (846,364) | (420,932) | (1,240,204) |
| 4.03.01 | Loans, financing and debentures obtained | 1,144,330 | 2,048,660 | 260,379 | 1,786,083 |
| 4.03.02 | Payments of Loans, financing and debentures , net of derivatives | (994,630) | (1,710,616) | (82,226) | (1,705,622) |
| 4.03.03 | Dividend and interest on shareholders' equity paid | (576,729) | (1,184,408) | (599,086) | (1,320,666) |
| 4.03.04 | Equity merged on consolidation after acquisition | 0 | 0 | 1 | 1 |
| 4.04 | Exchange variation on cash and cash equivalents | 0 | 0 | 0 | 0 |
| 4.05 | Increase (decrease) in cash and cash equivalents | (51,328) | (58,119) | (108,650) | (345,347) |
| 4.05.01 | Cash and cash equivalents at beginning of period | 731,056 | 737,847 | 869,611 | 1,106,308 |
| 4.05.02 | Cash and cash equivalents at end of period | 679,728 | 679,728 | 760,961 | 760,961 |

71

**11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JULY 01, 2009 TO SEPTEMBER 30, 2009 (in thousands of Brazilian reais – R$)**

| 1 - Code | 2 – Description | 3 - Capital | 4 – Capital Reserves | 5 – Revaluation Reserves | 6 – Profit Reserves | 7 – Retained earnings | 8 – Equity valuation adjustments | 9 – Shareholders' Equity Total |
|---|---|---|---|---|---|---|---|---|
| 5.01 | Opening balance | 4,741,175 | 16 | 0 | 277,428 | 2,022 | 0 | 5,020,641 |
| 5.02 | Prior year adjustments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.03 | Adjusted balance | 4,741,175 | 16 | 0 | 277,428 | 2,022 | 0 | 5,020,641 |
| 5.04 | Net income / Loss for the period | 0 | 0 | 0 | 0 | 289,674 | 0 | 289,674 |
| 5.05 | Distribution | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.05.01 | Dividend | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.05.02 | Interest on shareholders' equity | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.05.03 | Other distributions | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.06 | Realization of profit reserve | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07 | Equity valuation adjustments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.01 | Adjustment of financial Investments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.02 | Adjustment of cumulative translation | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.03 | Adjustment of business combinations | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.08 | Increase/Decrease on capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.09 | Constitution/Realization of capital reserve | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.10 | Treasury shares | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.11 | Other transactions of capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.12 | Other | 0 | 0 | 0 | 0 | 2,520 | 0 | 2,520 |
| 5.13 | Final balance | 4,741,175 | 16 | 0 | 277,428 | 294,216 | 0 | 5,312,835 |

72

**11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2009 TO SEPTEMBER 30, 2009 (in thousands of Brazilian reais – R$)**

| 1 - Code | 2 – Description | 3 - Capital | 4 – Capital Reserves | 5 – Revaluation Reserves | 6 – Profit Reserves | 7 – Retained earnings | 8 – Equity valuation adjustments | 9 – Shareholders' Equity Total |
|---|---|---|---|---|---|---|---|---|
| 5.01 | Opening balance | 4,741,175 | 16 | 0 | 277,428 | 0 | 0 | 5,018,619 |
| 5.02 | Prior year adjustments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.03 | Adjusted balance | 4,741,175 | 16 | 0 | 277,428 | 0 | 0 | 5,018,619 |
| 5.04 | Net income / Loss for the period | 0 | 0 | 0 | 0 | 861,345 | 0 | 861,345 |
| 5.05 | Distribution | 0 | 0 | 0 | 0 | (571,671) | 0 | (571,671) |
| 5.05.01 | Dividend | 0 | 0 | 0 | 0 | (571,671) | 0 | (571,671) |
| 5.05.02 | Interest on shareholders' equity | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.05.03 | Other distributions | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.06 | Realization of profit reserve | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07 | Equity valuation adjustments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.01 | Adjustment of financial Investments | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.02 | Adjustment of cumulative translation | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.07.03 | Adjustment of business combinations | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.08 | Increase/Decrease on capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.09 | Constitution/Realization of capital reserve | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.10 | Treasury shares | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.11 | Other transactions of capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.12 | Other | 0 | 0 | 0 | 0 | 4,542 | 0 | 4,542 |
| 5.13 | Final balance | 4,741,175 | 16 | 0 | 277,428 | 294,216 | 0 | 5,312,835 |

73

**12.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER**

**Analysis of Results – CPFL Energia Consolidated**

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

| Information | Consolidated | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 3nd quarter | | | Nine Months | | |
| | 2009 | 2008 | Variation | 2009 | 2008 | Variation |
| **GROSS REVENUE** | **4,083,541** | **3,521,080** | **16.0%** | **11,598,070** | **10,641,876** | **9.0%** |
| Electricity sales to final consumers | 3,424,933 | 3,020,484 | 13.4% | 9,837,147 | 9,212,895 | 6.8% |
| Electricity sales to wholesaler | 307,250 | 241,179 | 27.4% | 901,885 | 663,275 | 36.0% |
| Other operating revenues | 351,358 | 259,417 | 35.4% | 859,038 | 765,706 | 12.2% |
| DEDUCTION FROM OPERATING REVENUE | (1,379,432) | (1,132,211) | 21.8% | (3,844,973) | (3,458,459) | 11.2% |
| **NET OPERATING REVENUE** | **2,704,109** | **2,388,869** | **13.2%** | **7,753,097** | **7,183,417** | **7.9%** |
| **ENERGY COST** | **(1,726,693)** | **(1,350,371)** | **27.9%** | **(4,822,581)** | **(4,196,077)** | **14.9%** |
| Electricity purchased for resale | (1,410,494) | (1,152,071) | 22.4% | (3,960,184) | (3,598,115) | 10.1% |
| Electricity network usage charges | (316,199) | (198,300) | 59.5% | (862,397) | (597,962) | 44.2% |
| **OPERATING COST/EXPENSE** | **(448,982)** | **(410,959)** | **9.3%** | **(1,336,511)** | **(1,234,226)** | **8.3%** |
| Personnel | (132,589) | (122,597) | 8.2% | (400,888) | (376,694) | 6.4% |
| Employee pension plan | (918) | 21,038 | -104.4% | (2,758) | 63,116 | -104.4% |
| Material | (17,056) | (15,313) | 11.4% | (48,920) | (44,988) | 8.7% |
| Outsourced Services | (91,269) | (86,184) | 5.9% | (273,881) | (258,420) | 6.0% |
| Depreciation and Amortization | (97,164) | (92,673) | 4.8% | (290,480) | (281,432) | 3.2% |
| Merged Goodwill Amortization | (46,723) | (48,006) | -2.7% | (140,174) | (144,020) | -2.7% |
| Other | (63,263) | (67,224) | -5.9% | (179,410) | (191,788) | -6.5% |
| **INCOME FROM ELECTRIC UTILITY SERVICES** | **528,434** | **627,539** | **-15.8%** | **1,594,005** | **1,753,114** | **-9.1%** |
| **FINANCIAL INCOME (EXPENSE)** | **(72,671)** | **(91,791)** | **-20.8%** | **(229,466)** | **(288,294)** | **-20.4%** |
| Income | 82,608 | 130,476 | -36.7% | 275,736 | 324,972 | -15.2% |
| Expense | (155,279) | (222,267) | -30.1% | (504,793) | (613,266) | -17.7% |
| Interest on Shareholders' Equity | - | - | 0.0% | (409) | - | 0.0% |
| **OPERATING INCOME** | **455,763** | **535,748** | **-14.9%** | **1,364,539** | **1,464,820** | **-6.8%** |
| **INCOME BEFORE TAX** | **455,763** | **535,748** | **-14.9%** | **1,364,539** | **1,464,820** | **-6.8%** |
| Social Contribution | (44,584) | (50,896) | -12.4% | (132,644) | (137,218) | -3.3% |
| Income Tax | (117,995) | (138,584) | -14.9% | (362,664) | (384,540) | -5.7% |
| **INCOME BEFORE INTERESTS** | **293,184** | **346,268** | **-15.3%** | **869,231** | **943,062** | **-7.8%** |
| Minority interest | (3,510) | (2,381) | 47.4% | (8,295) | (7,254) | 14.4% |
| Reversal of Interest on Shareholders' Equity | - | - | 0.0% | 409 | - | 0.0% |
| **NET INCOME FOR THE PERIOD** | **289,674** | **343,887** | **-15.8%** | **861,345** | **935,808** | **-8.0%** |
| **EBITDA** | **669,729** | **744,799** | **-10.1%** | **2,019,122** | **2,108,196** | **-4.2%** |

| Net Income for the Period and EBITDA Reconciliation (*) | | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| **NET INCOME FOR THE PERIOD** | **289,674** | **343,887** | | **861,345** | **935,808** | |
| Employee Pension Plan | 918 | (21,038) | | 2,758 | (63,116) | |
| Depreciation and Amortization | 143,887 | 140,679 | | 430,654 | 425,452 | |
| Financial Income (Expense) | 72,671 | 91,791 | | 229,466 | 288,294 | |
| Social Contribution | 44,584 | 50,896 | | 132,644 | 137,218 | |
| Income Tax | 117,995 | 138,584 | | 362,664 | 384,540 | |
| Reversal of Interest on Net Equity | - | - | | (409) | - | |
| **EBITDA** | **669,729** | **744,799** | | **2,019,122** | **2,108,196** | |

(*)information not reviewed by the independent accountants

74

**Gross Operating Revenue**

The Gross Operating Revenue in the third quarter of 2009 was R$ 4,083,541, an increase of 16.0% (R$ 562,461) on the revenue obtained in the same period of the previous year.

The main factors that contributed to this change were:

a) Increase of 14.9% (R$ 449,775) in billed energy supply, justified by the increase of 16.3% in the average tariffs applied, mainly as a result of the distributors tariff review combined with the sales mix partially offset by the reduction in the quantity of energy billed (1.3%);

b) drop of R$ 49,620 in energy supply income due to the effects of the regulatory assets and liabilities, mainly as a result of adjustment of the 2009 Tariff Review of CPFL Piratininga, which generated a loss of income of R$ 90,721 (Note 3.b.1) in the quarter, partially offset by amortization of the effects of the Tariff Reviews of CPFL Paulista and RGE (income of R$ 35,179);

c) Increase of 27.4% (R$ 66,071) in energy supplied, mainly due to the increase of 35.0% in the amount sold, largely as a result of the good performance of the commercialization segment.

d) Increase of 35.4% (R$ 91,941) in other income, mainly due to the start, in July 2009, of collection of ICMS – Tax Substitution from the consumer (R$ 83,862), pursuant to Administrative Ruling CAT 97/2009. This entry has no effect on income statement, as the same amount was recorded in Deductions from Operating Income, in the ICMS, PIS and COFINS accounts;

**• Quantity of Energy Sold**

A decrease of 1.3% was recorded in the quantity of energy billed to final consumers in the third quarter of 2009.

The residential and commercial categories, which account for 46.4% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 4.2% and 2.3% respectively, compared with the same quarter of the previous year. These categories benefit from the accumulated effect of the expansion of total payroll and credit availability in recent years, which has resulted in increased purchases of household electrical goods and dynamic retail trade, in spite of the negative effect of lower temperatures than those recorded in the same period of the previous year. Additionally, the basis for comparison was high, due to the marked growth in the third quarter of 2008, resulting in lower growth rates than those recorded in the previous quarters of 2009.

The amount sold to the industrial category, which accounts for 37.9% of the energy billed, fell by 6.4%, due mainly to the impact of the international crisis on the industry in our concession area, although less intense than in the first half year of 2009.

As regards the quantity of energy sold and transported in the concession areas of CPFL Energia, which impacts both the billed energy and the TUSD charge, there was a 1.3% reduction in comparison with the same period of the previous year.

In contrast, total energy sold, considering energy supplied to final consumers and supplies to concessionaires, licensees and authorized entities (bilateral contracts), rose by 2.9% (339 GWh) in relation to the same quarter of the previous year.

Taking into account the short-term sales made (CCEE), an increase of 10.4% (1.228 GWh) was recorded. This was largely due to the sale of energy by CERAN, ENERCAN and BAESA in the MRE (Energy Reallocation Mechanism), as a result of the greater volume generated on account of the high water levels in the reservoirs (384 GWh – 3.2%), and distributors' sales (487 GWh – 4.1%) in the Electric Energy Trading Chamber - CCEE, mainly due to acquisitions in auctions in the quarter to establish the annual basic coverage requirement for distributors' energy sales.

**• Tariffs**

In the third quarter of 2009, the energy supply tariffs applied increased by an average of 16.3%, mainly due to the impacts of the positive tariff adjustments of the subsidiaries:

- CPFL Paulista and RGE: 21.56% and 3.43% respectively, both as from April 2009;
- CPFL Santa Cruz: 11.85%, CPFL Jaguari: 9.40%, CPFL Mococa: 5.59%, CPFL Leste Paulista: 10.61% and CPFL Sul Paulista: 10.23%, as from February 3, 2009;
- CPFL Piratininga: 15.03% as from October 2008.

**Deductions from Operating Revenue**

Deductions from Operating Income in the third quarter of 2009 amounted to R$ 1,379,432, an increase of 21.8% (R$ 247,221) in relation to the same quarter of 2008, mainly due to:

a) increase of 22.6% (R$ 204,218) in PIS, COFINS and ICMS, as a result of (i) an increase of R$ 120,356 (13.3%) due to the rise in the supply billed (ii) recording of free consumer Tax Substitution of R$ 83,862, as mentioned above.

b) increase of R$ 29,439 (32.4%) in the CCC sector charge.

**Cost of Electric Energy**

Cost of Electric Energy in the quarter totaled R$ 1,726,693, an increase of 27.9% (R$ 376,322) in relation to the same period of the previous year. The variation is explained mainly by:

- the increase of 22.4% (R$ 258,423) in the electricity purchased for resale, mainly due to (i) an increase of 5.8% (719 GWh) in the quantity of energy purchased and (ii) the effects of the price increases of the electricity purchase contracts and (iii) cost increase due to the effects of deferrals and amortization of regulatory assets and liabilities (R$ 106,709.

  The significant increase in the quantity of energy is due to the rise in sales to final consumers and other concessionaires, licensees and authorized entities - bilateral contracts (339 GWh) and acquisitions in auctions (445 GWh) in the quarter, to establish the annual basic coverage requirement, without negative impact on the distributors' operations.

  The increase in deferral and amortization of regulatory assets and passives (R$ 106,709) refers mainly to reversal of energy overcontracting, recorded in the subsidiary CPFL Piratininga in the third quarter of 2008, which generated a reversal of R$ 49,621 in the 2009 tariff review adjustment (Note 3.c.5), and also other effects of overcontracting, mainly in the subsidiary CPFL Paulista and RGE, and CVA effects.

- Increase of 59.5% (R$ 117,899) in the charges for use of the transmission and distribution system, mainly due to the effects of the deferrals and amortizations of regulatory assets and liabilities (R$ 114,985) relating primarily to the costs of bringing the thermoelectric power plants into operation in the previous year.

76

**Operating Costs and Expense**

Operating costs and expenses in the quarter amounted to R$ 448,982, an increase of 9.3% (R$ 38,023) compared to the same period of the previous year, mainly due to:

**• Manageable Operating Expenses**

Comprising costs for Personnel, Private Pension Plan, Material, Third-party Services and Others, these expenses totaled R$ 305,095 in the quarter, an increase of 12.9% (R$ 34,815), mainly as a result of:

- an increase of 8.2% (R$ 9,992) in Personnel, due mainly to the Collective Bargaining Agreement and dismissal expenses;

- the Private Pension Fund recorded expense of R$ 918 in the quarter, against income of R$ 21,038 in the same quarter of 2008, largely as a result of the nominal earnings expected on the plan assets, based on an Actuarial Report;

- increase of 5.9% (R$ 5,085) in Outsourced Services;

- Decrease of 5.9% (R$ 3,961) in Other Expense, due to: (i) recognition of expense of projects for prospecting for new business in the same quarter of 2008, of R$ 8,687 for the Company and R$ 3,821 for the subsidiary CPFL Geração (ii) partially offset by the increase in the expense for Allowance for Doubtful Accounts (R$ 4,041) due to reversals in the previous quarter on account of debt financing and (iii) by the increase in Legal, Court and Indemnity expenses (R$ 4,397), mainly on account of the provision for processes that require amounts to be refunded to the consumer as a result of works carried out in the grid of the subsidiary RGE, totalling R$ 2,120.

**• Depreciation and Amortization**

Depreciation and amortization expense totaled R$ 97,164, an increase of 4.8% (R$ 4,491) in relation to the same quarter of the previous year. This increase was mainly due to the operational start-up of Usina 14 de Julho (CERAN Complex) in December 2008, which recorded expense of R$ 2,050 in the quarter.

**Financial Income (Expense)**

Net Financial Income (Expense) in the quarter was an expense of R$ 72,671, compared with R$ 91,791 in the same period of 2008, a decrease of 20.8% (R$ 19,120).

Financial income dropped by R$ 47,868, largely due to the reduction of R$ 48,825 in Financial Income and Monetary and Exchange Variations as a result of the reduction in investments, lower interest rate and greater dollar devaluation.

Financial expense dropped by R$ 66,988, largely due to the reduction in Debt Charges and Monetary and Exchange Variations of R$ 69,014, due to the reduction in the variation of the main debt indexes in the period (IGP-M, dollar and CDI), and effect of R$ 22,138 on the expense of monetary and exchange adjustments in relation to the subsidiary ENERCAN's loan from the IDB and the BNDES, in US dollars and basket of currencies, respectively, due to devaluation of the dollar.

**Social Contribution and Income Tax**

The taxes on income for the third quarter of 2009 amounted to R$ 162,579, a reduction of 14.2% (R$ 26,901) compared with the same quarter of 2008, largely reflecting the increase in Pre-tax Income (14.9%) .

**Net income and EBITDA**

For the above reasons, the net income recorded in the quarter amounted to R$ 289,674, down 15.8% (R$ 54,213) on the same period of 2008.

The adjusted EBITDA (Net income for the quarter eliminating the effects of the private pension fund, depreciation, amortization, financial income, equity accounting, social contribution and income tax) for the third quarter of 2009 was R$ 669,729, down 10.1% (R$ 75,070) on the EBITDA recorded in the same period of 2008 (Information not examined by the independent auditors).

## 13.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

| 1 - ITEM | 2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY | 3 - CNPJ (Federal Tax ID) | 4 - CLASSIFICATION | 5 - EQUITY IN CAPITAL OF INVESTEE - % | 6 - SHAREHOLDERS' EQUITY - % |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units) | | 9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units) | |
| 01 | COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL | 33.050.196/0001-88 | PUBLIC SUBSIDIARY | 100.00 | 33.73 |
| COMMERCIAL, INDUSTRIAL AND OTHER | | 72,650,091 | | 72,650,091 | |
| 02 | CPFL GERAÇÃO DE ENERGIA S/A | 03.953.509/0001-47 | PUBLIC SUBSIDIARY | 100.00 | 28.83 |
| COMMERCIAL, INDUSTRIAL AND OTHER | | 205,487,715,790 | | 205,487,715,790 | |
| 03 | CPFL COMERCIALIZAÇÃO BRASIL S/A | 04.973.790/0001-42 | PRIVATE SUBSIDIARY | 100.00 | 1.23 |
| COMMERCIAL, INDUSTRIAL AND OTHER | | 2,998,565 | | 2,998,565 | |
| 04 | COMPANHIA PIRATININGA DE FORÇA E LUZ | 04.172.213/0001-51 | PUBLIC SUBSIDIARY | 100.00 | 8.89 |
| COMMERCIAL, INDUSTRIAL AND OTHER | | 53,031,258,896 | | 53,031,258,896 | |
| 05 | RIO GRANDE ENERGIA S/A | 02.016.439/0001-38 | PUBLIC SUBSIDIARY | 100.00 | 27.71 |
| COMMERCIAL, INDUSTRIAL AND OTHER | | 807,168,578 | | 807,168,578 | |

79

**14.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES**

| | |
|---|---|
| 1 - ITEM | 01 |
| 2 - ISSUE ORDER NUMBER | 3 |
| 3 - REGISTRATION NUMBER WITH CVM | CVM/SRE/DEB/2007/042 |
| 4 - DATE OF REGISTRATION WITH CVM | 10/25/2007 |
| 5 - ISSUED SERIES | UN |
| 6 - TYPE | SIMPLE |
| 7 - NATURE | PUBLIC |
| 8 - ISSUE DATE | 09/03/2007 |
| 9 - DUE DATE | 09/03/2014 |
| 10 - TYPE OF DEBENTURE | NO PREFERENCE |
| 11 - REMUNERATION CONDITIONS PREVAILING | |
| 12 - PREMIUM/DISCOUNT | CDI + 0.45% |
| 13 - NOMINAL VALUE (Reais) | 10,000.00 |
| 14 - ISSUED AMOUNT (Thousands of Reais) | 450,000 |
| 15 - NUMBER OF DEBENTURES ISSUED (UNIT) | 45,000 |
| 16 - OUTSTANDING DEBENTURES (UNIT) | 45,000 |
| 17 - TREASURY DEBENTURES (UNIT) | 0 |
| 18 - REDEEMED DEBENTURES (UNIT) | 0 |
| 19 - CONVERTED DEBENTURES (UNIT) | 0 |
| 20 - DEBENTURES TO BE PLACED (UNIT) | 0 |
| 21 - DATE OF THE LAST RENEGOTIATION | |
| 22 - DATE OF NEXT EVENT | 09/03/2012 |

**19.01 – INVESTMENTS**

**(Not reviewed by independent auditors)**

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the nine month-period ended September 30, 2009, as well as the three years ended December 31, 2008, 2007 and 2006.

| | In millions of R$ | | | |
| | | Year Ended December 31, | | |
| | Nine Months | 2008 | 2007 | 2006 |
|---|---|---|---|---|
| **Distribution** | | | | |
| CPFL Paulista | 237 | 279 | 291 | 245 |
| CPFL Piratininga | 94 | 123 | 144 | 131 |
| RGE | 153 | 226 | 221 | 151 |
| CPFL Santa Cruz | 16 | 18 | 11 | - |
| Other | 21 | 19 | 9 | - |
| **Total distribution** | **521** | **665** | **676** | **527** |
| **Generation** | **334** | **502** | **445** | **266** |
| **Commercialization** | **24** | **8** | **9** | **4** |
| **Other** | **-** | **3** | **2** | **-** |
| **Total** | **879** | **1,178** | **1,132** | **797** |

We plan to invest approximately R$ 1,235 million in 2009 and approximately R$ 1,227 million in 2010. Of the total budgeted capital expenditure over this period, R$ 1,750 million is for distribution and R$ 712 million is for generation.

**20.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY**

**Additional information – New Market**

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2009:

| Shareholders | Common Shares | Interest - % |
|---|---|---|
| VBC Energia S.A. | 122,948,720 | 25.62 |
| 521 Participações S.A. | 110,834,225 | 23.09 |
| BB Carteira Livre FIA | 38,399,502 | 8.00 |
| Bonaire Participações S.A. | 60,713,511 | 12.65 |
| BNDES Participações S.A. | 40,526,739 | 8.44 |
| Board of directors | 112 | 0.00 |
| Executive officers | 13,102 | 0.00 |
| Other shareholders | 106,475,027 | 22.20 |
| **Total** | **479,910,938** | **100.00** |

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2009, and 2008:

| | September 30, 2009 | | September 30, 2008 | |
|---|---|---|---|---|
| Shareholders | Common Shares | % | Common Shares | % |
| Controlling shareholders | 333,314,879 | 69.45 | 347,114,888 | 72.33 |
| Administrator | | | | |
| Executive officers | 13,102 | 0.00 | 13,590 | 0.00 |
| Board of directors | 112 | 0.00 | 3,112 | 0.00 |
| Fiscal Council Members | - | - | - | - |
| Other shareholders – Free float | 146,582,845 | 30.54 | 132,779,348 | 27.67 |
| **Total** | **479,910,938** | **100.00** | **479,910,938** | **100.00** |
| **Outstanding shares** | **146,582,845** | **30.54** | **132,779,348** | **27.67** |

82

Shareholders of VBC Energia S/A holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30, 2009.

| Shareholders | Common Shares | % | Preferred Shares | % | TOTAL | % |
|---|---|---|---|---|---|---|
| (a) Atila Holdings S.A. | 1,815,927 | 50.00 | 70,530 | 50.00 | 1,886,457 | 50.00 |
| (b) Camargo Corrêa Energia S.A. | 1,100,652 | 30.31 | 47,018 | 33.33 | 1,147,670 | 30.42 |
| (c) Camargo Corrêa S.A. | 550,323 | 15.15 | 23,512 | 16.67 | 573,835 | 15.21 |
| Other Shareholders | 164,952 | 4.54 | - | - | 164,952 | 4.37 |
| Total | 3,631,854 | 100.00% | 141,060 | 100.00 | 3,772,914 | 100.00 |

**(a) Átila Holdings S/A**

| Shareholders | Common Shares | % |
|---|---|---|
| (d) Construções e Comércio Camargo Corrêa S.A. | 440,877,607 | 61.09 |
| Camargo Corrêa S.A. | 280,767,655 | 38.91 |
| Total | 721,645,262 | 100.00 |

**(b) Camargo Corrêa Energia S.A.**

| Shareholders | Common Shares | % | Preferred Shares | % | TOTAL | % |
|---|---|---|---|---|---|---|
| (e) Camargo Corrêa Investimento em Infra-Estrutura S.A. | 518,860 | 100.00 | 518,854 | 100.00 | 1,037,714 | 100.00 |
| Other Shareholders | - | - | 6 | - | 6 | - |
| Total | 518,860 | 100.00 | 518,860 | 100.00 | 1,037,720 | 100.00 |

**(c) Camargo Corrêa S.A.**

| Shareholders | Common Shares | % | Preferred Shares | % | TOTAL | % |
|---|---|---|---|---|---|---|
| (f) Participações Morro Vermelho S.A. | 48,941 | 99.99 | 93,099 | 100.00 | 142,040 | 100.00 |
| Other Shareholders | 5 | 0.01 | 1 | - | 6 | - |
| Total | 48,946 | 100.00 | 93,100 | 100.00 | 142,046 | 100.00 |

**(d) Construções e Comércio Camargo Corrêa S.A.**

| Shareholders | Common Shares | % | Preferred Shares | % | TOTAL | % |
|---|---|---|---|---|---|---|
| (c) Camargo Corrêa S.A. | 290,108 | 100.00 | 87,772 | 99.99 | 377,880 | 99.99 |
| Other Shareholders | 5 | - | 8 | 0.01 | 13 | 0.01 |
| Total | 290,113 | 100.00 | 87,780 | 100.00 | 377,893 | 100.00 |

**(e) Camargo Corrêa Investimento em Infra- Estrutura S.A.**

| Shareholders | Common Shares | % |
|---|---|---|
| **(c)** Camargo Corrêa S.A. | 685,162,736 | 100.00 |
| Other Shareholders | 6 | 0.00 |
| **Total** | **685,162,742** | **100.00** |

**(f) Participações Morro Vermelho S.A.**

| Shareholders | Common Shares | % | Preferred Shares | % | TOTAL | % |
|---|---|---|---|---|---|---|
| **(g)** RCABON Empreendimentos e Participações S.A | 749,998 | 33.33 | - | - | 749,998 | 11.11 |
| **(h)** RCNON Empreendimentos e Participações S.A | 749,998 | 33.33 | - | - | 749,998 | 11.11 |
| **(i)** RCPODON Empreendimentos e Participações S.A | 749,998 | 33.34 | - | - | 749,998 | 11.12 |
| **(j)** RCABPN Empreendimentos e Participações S.A | - | - | 1,498,080 | 33.29 | 1,498,080 | 22.19 |
| **(k)** RCNPN Empreendimentos e Participações S.A | - | - | 1,498,080 | 33.29 | 1,498,080 | 22.19 |
| **(l)** RCPODPN Empreendimentos e Participações S.A | - | - | 1,498,080 | 33.29 | 1,498,080 | 22.19 |
| **(m)** RRRPN Empreendimentos e Participações S.A | - | - | 5,760 | 0.13 | 5,760 | 0.09 |
| Other Shareholders | 6 | - | - | - | 6 | - |
| **Total** | **2,250,000** | **100.00** | **4,500,000** | **100.00** | **6,750,000** | **100.00** |

**(g) RCABON Empreendimentos e Participações S.A**

| Shareholders | Common Shares | % | Preferred Shares | % | TOTAL | % |
|---|---|---|---|---|---|---|
| Rosana Camargo Arruda Botelho | 749,850 | 100.00 | - | | 749,850 | 99.98 |
| Other Shareholders | - | - | 150 | 100.00 | 150 | 0.02 |
| **Total** | **749,850** | **100.00** | **150** | **100.00** | **750,000** | **100.00** |

**(h) RCNON Empreendimentos e Participações S.A**

| Shareholders | Common Shares | % | Preferred Shares | % | TOTAL | % |
|---|---|---|---|---|---|---|
| Renata Camargo Nascimento | 749,850 | 100.00 | - | | 749,850 | 99.98 |
| Other Shareholders | - | - | 150 | 100.00 | 150 | 0.02 |
| **Total** | **749,850** | **100.00** | **150** | **100.00** | **750,000** | **100.00** |

84

**(i) RCPODON Empreendimentos e Participações S.A**

| Shareholders | Common Shares | % | Preferred Shares | % | TOTAL | % |
|---|---|---|---|---|---|---|
| Regina Camargo Pires Oliveira Dias | 749,850 | 100.00 | - | | 749,850 | 99.98 |
| Other Shareholders | - | - | 150 | 100.00 | 150 | 0.02 |
| **Total** | **749,850** | 100.00 | **150** | **100.00** | **750,000** | **100.00** |

**(j) RCABPN Empreendimentos e Participações S.A**

| Shareholders | Common Shares | % |
|---|---|---|
| Rosana Camargo Arruda Botelho | 1,499,890 | 99.99 |
| Other Shareholders | 110 | 0.01 |
| **Total** | **1,500,000** | **100.00** |

**(k) RCNPN Empreendimentos e Participações S.A**

| Shareholders | Common Shares | % |
|---|---|---|
| Renata Camargo Nascimento | 1,499,890 | 99.99 |
| Other Shareholders | 110 | 0.01 |
| **Total** | **1,500,000** | **100.00** |

**(l) RCPODPN Empreendimentos e Participações S.A**

| Shareholders | Common Shares | % |
|---|---|---|
| Regina Camargo Pires Oliveira Dias | 1,499,850 | 99.99 |
| Other Shareholders | 150 | 0.01 |
| **Total** | **1,500,000** | **100.00** |

**(m) RRRPN Empreendimentos e Participações S.A**

| Shareholders | Common Shares | % |
|---|---|---|
| Rosana Camargo Arruda Botelho | 1,980 | 33.33 |
| Renata Camargo Nascimento | 1,980 | 33.33 |
| Regina Camargo Pires Oliveira Dias | 1,980 | 33.34 |
| **Total** | **5,940** | **100.00** |

Shareholder's composition of 521 Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30, 2009.

| Shareholders | Common Shares | % |
|---|---|---|
| **(a)** Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I | 2,404,994 | 100.00 |
| Other Shareholders | 6 | - |
| **Total** | **2,405,000** | **100.00** |

**(a) Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I**

| Shareholders | Quotes | % |
|---|---|---|
| Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI | 130,163,542 | 100.00 |
| **Total** | **130,163,542** | **100.00** |

Shareholders of Bonaire Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of September 30, 2009.

| Shareholders | Common Shares | % |
|---|---|---|
| **(a)** Energia São Paulo Fundo de Investimento em Participações | 66,728,872 | 100.00 |
| Other Shareholders | 6 | - |
| **Total** | **66,728,878** | **100.00** |

**(a) Energia São Paulo Fundo de Investimento em Participações**

| Shareholders | Quotes | % |
|---|---|---|
| **(b)** Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114 | 353,528,507 | 44.39 |
| Fundação Petrobrás de Seguridade Social - Petros | 181,405,069 | 22.78 |
| Fundação Sabesp de Seguridade Social – Sabesprev | 4,823,881 | 0.61 |
| Fundação Sistel de Seguridade Social | 256,722,311 | 32.22 |
| **Total** | **796.479.768** | **100.00** |

**(b) Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114**

| Shareholders | Common Shares | % |
|---|---|---|
| Fundação CESP | 353,528,507 | 100.00 |
| **Total** | **353,528,507** | 100.00 |

Shareholders of BNDES Participações S.A. holding more than 5% of the shares of the same type and class,up to the individuals level, as of September 30, 2009.

| Shareholders | Common Shares | % |
|---|---|---|
| Banco Nacional de Desenv. Econômico e Social ( * ) | 1 | 100.00 |
| **Total** | **1** | **100.00** |

( * ) State agency – Brazilian Federal.

The quantity of shares are expressed in units

**Commitment to arbitrage**

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company's By-Laws.

Social Report / Nine-month period ended in September 2009 and 2008 (*)
**Company: CPFL ENERGIA S.A.**

| 1 - Basis for Calculation | 9 month-period ended September 2009 | | | 9 month-period ended September 2008 Value | | |
|---|---|---|---|---|---|---|
| Net Revenues (NR) | 7,753,097 | | | 7,183,417 | | |
| Operating Result (OR) | 1,364,539 | | | 1,464,820 | | |
| Gross Payroll (GP) | 359,500 | | | 327,442 | | |
| **2 - Internal Social Indicators** | **Value (000)** | **% of GP** | **% of NR** | **Value (000)** | **% of GP** | **% of NR** |
| Food | 29,268 | 8.14% | 0.38% | 26,168 | 7.99% | 0.36% |
| Mandatory payroll taxes | 94,696 | 26.34% | 1.22% | 86,889 | 26.54% | 1.21% |
| Private pension plan | 17,924 | 4.99% | 0.23% | 18,471 | 5.64% | 0.26% |
| Health | 20,852 | 5.80% | 0.27% | 22,435 | 6.85% | 0.31% |
| Occupational safety and health | 1,450 | 0.40% | 0.02% | 1,696 | 0.52% | 0.02% |
| Education | 1,428 | 0.40% | 0.02% | 1,532 | 0.47% | 0.02% |
| Culture | 0 | 0.00% | 0.00% | 0 | 0.00% | 0.00% |
| Trainning and professional development | 3,870 | 1.08% | 0.05% | 5,746 | 1.75% | 0.08% |
| Day-care / allowance | 824 | 0.23% | 0.01% | 681 | 0.21% | 0.01% |
| Profit / income sharing | 31,444 | 8.75% | 0.41% | 28,169 | 8.60% | 0.39% |
| Others | 2,082 | 0.58% | 0.03% | 3,417 | 1.04% | 0.05% |
| **Total - internal social indicators** | **203,838** | **56.70%** | **2.63%** | **195,204** | **59.61%** | **2.72%** |
| **3 - External Social Indicators** | **Value (000)** | **% of OR** | **% of NR** | **Value (000)** | **% of OR** | **% of NR** |
| Education | 1,346 | 0.10% | 0.02% | 1,591 | 0.11% | 0.02% |
| Culture | 8,442 | 0.62% | 0.11% | 6,220 | 0.42% | 0.09% |
| Health and sanitation | 452 | 0.03% | 0.01% | 418 | 0.03% | 0.01% |
| Sport | 115 | 0.01% | 0.00% | 16 | 0.00% | 0.00% |
| War on hunger and malnutrition | 0 | 0.00% | 0.00% | 0 | 0.00% | 0.00% |
| Others | 535 | 0.04% | 0.01% | 1,850 | 0.13% | 0.03% |
| **Total contributions to society** | **10,890** | **0.80%** | **0.14%** | **10,095** | **0.69%** | **0.14%** |
| Taxes (excluding payroll taxes) | 3,800,612 | 278.53% | 49.02% | 3,535,422 | 241.36% | 49.22% |
| **Total - external social indicators** | **3,811,502** | **279.33%** | **49.16%** | **3,545,517** | **242.04%** | **49.36%** |
| **4 - Environmental Indicators** | **Value (000)** | **% of OR** | **% of NR** | **Value (000)** | **% of OR** | **% of NR** |
| Investments relalated to company production / operation | 65,699 | 4.81% | 0.85% | 31,456 | 2.15% | 0.44% |
| Investments in external programs and/or projects | 47,678 | 3.49% | 0.61% | 20,595 | 1.41% | 0.29% |
| **Total environmental investments** | **113,377** | **8.31%** | **1.46%** | **52,051** | **3.55%** | **0.72%** |
| Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company: | ( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100% | | | ( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100% | | |
| **5 - Staff Indicators** | **9 month-period 2009** | | | **9 month-period 2008** | | |
| Nº of employees at the end of period | 7,369 | | | 7,112 | | |
| Nº of employees hired during the period | 701 | | | 660 | | |
| Nº of outsourced employees | 6,746 | | | 6,072 | | |
| Nº of interns | 199 | | | 226 | | |
| Nº of employees above 45 years age | 2,016 | | | 1,872 | | |
| Nº of women working at the company | 1,390 | | | 1,199 | | |
| % of management position occupied by women | 9.43% | | | 10.14% | | |
| Nº of Afro-Brazilian employees working at the company | 730 | | | 652 | | |
| % of management position occupied by Afro-Brazilian employees | 1.27% | | | 0.61% | | |
| Nº of employees with disabilities | 291 | | | 299 | | |
| **6 - Relevant information regarding the exercise of corporate citizenship** | **9 month-period 2009** | | | **9 month-period 2008** | | |
| Ratio of the highest to the lowest compensation at company | 59.20 | | | 77.87 | | |
| Total number of work-related accidents | 7 | | | 16 | | |
| Social and environmental projects developed by the company were decided upon by: | ( ) directors | (X) directors and managers | ( ) all employees | ( ) directors | (X) directors and managers | ( ) all employees |
| Health and safety standards at the workplace were decided upon by: | ( ) directors and managers | ( ) all employees | (X) all + Cipa | ( ) directors and managers | ( ) all employees | (X) all + Cipa |
| Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company: | ( ) does not get involved | ( ) follows the OIT rules | (X) motivates and follows OIT | ( ) does not get involved | ( ) follows the OIT rules | (X) motivates and follows OIT |
| The private pension plan contemplates: | ( ) directors | ( ) directors and managers | (X) all employees | ( ) directors | ( ) directors and managers | (X) all employees |
| The profit / income sharing contemplates: | ( ) directors | ( ) directors and managers | (X) all employees | ( ) directors | ( ) directors and managers | (X) all employees |
| In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company: | ( ) are not considered | ( ) are suggested | (X) are required | ( ) are not considered | ( ) are suggested | (X) are required |
| Regarding the participation of employees in voluntary work programs, the company: | ( ) does not get involved | ( ) supports | (X) organizes and motivates | ( ) does not get involved | ( ) supports | (X) organizes and motivates |
| Total number of customer complaints and criticisms: | in the company 552,304 | in Procon 393 | in the Courts 845 | in the company 551,732 | in Procon 591 | in the Courts 983 |
| % of complaints and criticisms attended to or resolved: | in the company 100% | in Procon 100% | in the Courts 28.14% | in the company 100% | in Procon 100% | in the Courts 40.39% |
| Total value-added to distribute (R$ 000): | **Nine-month-period 2009: 5,677,483** | | | **Nine-month-period 2008: 5,484,717** | | |
| Value-Added Distribution (VAD): | 68.22% government 6.94% employees 10.07% shareholders 9.67% third parties 5.10%% retained | | | 65.55% government 5.59% employees 10.79% shareholders 11.80% third parties 6.27% retained | | |
| **7 - Other Information** | | | | | | |

**6 - Significant information on the exercising of corporate citizenship**
The Company performed adjustments in Value-Added Distribution (VAD) in 2008 in order to attend the Law 11,638/07 (Revenue related to the Construction of Own Assets).
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
**Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br**

(*) Information not examined by the independent auditors



**CPFL Energia S/A**
**Added Value Statements**
For the quarters and nine-month periods ended September 30, 2009 and 2008

| | Parent Company | | | |
|---|---|---|---|---|
| | **2009** | | **2008** | |
| | **3rd quarter** | **Nine months** | **3rd quarter** | **Nine months** |
| **1 - Revenues** | **42** | **154** | **465** | **3,746** |
| 1.1 - Operating revenues | 3 | 3 | - | - |
| 1.2 - Revenues related to the construction of own assets | 39 | 151 | 465 | 3,746 |
| **2 - (-) Inputs** | **(3,693)** | **(11,414)** | **(11,795)** | **(24,679)** |
| 2.1 - Material | (8) | (20) | (22) | (45) |
| 2.2 - Outsourced Services | (1,249) | (5,070) | (418) | (10,006) |
| 2.3 - Other | (2,436) | (6,324) | (11,355) | (14,628) |
| **3 - Gross Added Value (1 + 2)** | **(3,651)** | **(11,260)** | **(11,330)** | **(20,933)** |
| **4 - Retentions** | **(37,216)** | **(111,650)** | **(32,323)** | **(96,977)** |
| 4.1 - Depreciation and Amortization | (30) | (89) | (24) | (74) |
| 4.2 - Intangible assets (goodwill) amortization | (37,186) | (111,561) | (32,299) | (96,903) |
| **5 - Net Added Value Generated (3 + 4)** | **(40,867)** | **(122,910)** | **(43,653)** | **(117,910)** |
| **6 - Added Value Received in Transfer** | **342,363** | **1,060,249** | **399,068** | **1,136,857** |
| 6.1 - Financial Income | 13,176 | 30,461 | 11,847 | 36,175 |
| 6.2 - Equity in Subsidiaries | 329,187 | 1,029,788 | 387,221 | 1,100,682 |
| **7 - Added Value to be Distributed (5 + 6)** | **301,496** | **937,339** | **355,415** | **1,018,947** |
| **8 - Distribution of Added Value** | | | | |
| 8.1 - Personnel and Charges | **470** | **1,421** | **639** | **1,747** |
| 8.1.1 - Direct Remuneration | 465 | 1,317 | 583 | 1,586 |
| 8.1.2 - Benefits | 8 | 36 | 32 | 75 |
| 8.1.3 - Government severance indemnity fund for employees - F.G.T.S | (3) | 68 | 24 | 86 |
| 8.2 - Taxes, Fees and Contributions | **(1,733)** | **31,688** | **(5,702)** | **23,526** |
| 8.2.1 - Federal | (1,734) | 31,687 | (5,702) | 23,526 |
| 8.2.2 - Municipal | 1 | 1 | - | - |
| 8.3 - Interest on third-party capital | **13,085** | **42,885** | **16,591** | **57,866** |
| 8.3.1 - Interest | 13,055 | 42,786 | 16,591 | 57,866 |
| 8.3.2 - Rental | 30 | 99 | - | - |
| 8.4 - Interest on capital | **289,674** | **861,345** | **343,887** | **935,808** |
| 8.4.1 - Dividends | - | 571,671 | - | 591,921 |
| 8.4.3 - Retained profits | 289,674 | 289,674 | 343,887 | 343,887 |
| | **301,496** | **937,339** | **355,415** | **1,018,947** |

89



**CPFL Energia S/A**
**Added Value Statements**
For the quarters and nine-month periods ended September 30, 2009 and 2008

| | Consolidated | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | 3rd quarter | Nine months | 3rd quarter | Nine months |
| **1 - Revenues** | **4,366,567** | **12,356,980** | **3,747,424** | **11,246,825** |
| 1.1 - Operating revenues | 4,083,541 | 11,598,070 | 3,521,080 | 10,641,876 |
| 1.2 - Revenues related to the construction of own assets | 295,148 | 779,844 | 234,501 | 635,801 |
| 1.3 - Allowance for doubtful accounts | (12,122) | (20,934) | (8,081) | (30,266) |
| 1.4 - Provision for losses on the realization of regulatory assets | - | - | (76) | (586) |
| **2 - (-) Inputs** | **(2,332,399)** | **(6,513,257)** | **(1,867,562)** | **(5,655,587)** |
| 2.1 - Electricity Purchased for Resale | (1,897,938) | (5,301,982) | (1,481,133) | (4,591,884) |
| 2.2 - Material | (165,587) | (401,631) | (130,379) | (356,761) |
| 2.3 - Outsourced Services | (184,801) | (575,363) | (182,314) | (485,761) |
| 2.4 - Other | (82,874) | (230,789) | (72,285) | (215,830) |
| 2.5 - Cost of Service Rendered | (1,199) | (3,492) | (1,451) | (5,351) |
| **3 - Gross Added Value (1 + 2)** | **2,034,168** | **5,843,723** | **1,879,862** | **5,591,238** |
| **4 - Retentions** | **(150,030)** | **(449,445)** | **(146,028)** | **(441,149)** |
| 4.1 - Depreciation and Amortization | (103,307) | (309,271) | (98,022) | (297,129) |
| 4.2 - Intangible assets (goodwill) amortization | (46,723) | (140,174) | (48,006) | (144,020) |
| **5 - Net Added Value Generated (3 + 4)** | **1,884,138** | **5,394,278** | **1,733,834** | **5,150,089** |
| **6 - Added Value Received in Transfer** | **80,567** | **283,205** | **130,351** | **334,628** |
| 6.1 - Financial Income | 84,077 | 291,500 | 132,732 | 341,882 |
| **6.2** - NonNon-ControllingControlling ShareholderShareholder's EquityEquity | **(3,510)** | **(8,295)** | **(2,381)** | **(7,254)** |
| **7 - Added Value to be Distributed (5 + 6)** | **1,964,704** | **5,677,483** | **1,864,185** | **5,484,717** |
| **8 - Distribution of Added Value** | | | | |
| 8.1 - Personnel and Charges | **130,864** | **393,825** | **96,226** | **306,564** |
| 8.1.1 - Direct Remuneration | 87,126 | 264,175 | 76,014 | 243,483 |
| 8.1.2 - Benefits | 36,633 | 107,329 | 11,655 | 39,084 |
| 8.1.3 - Government severance indemnity fund for employees - F.G.T.S | 7,104 | 22,321 | 8,557 | 23,997 |
| 8.2 - Taxes, Fees and Contributions | **1,372,345** | **3,873,333** | **1,192,001** | **3,595,234** |
| 8.2.1 - Federal | 630,326 | 1,862,945 | 600,073 | 1,771,064 |
| 8.2.2 - State | 740,827 | 2,003,323 | 590,875 | 1,816,714 |
| 8.2.3 - Municipal | 1,192 | 7,065 | 1,053 | 7,456 |
| 8.3 - Interest on third-party capital | **171,821** | **548,980** | **232,071** | **647,111** |
| 8.3.1 - Interest | 168,044 | 538,609 | 228,648 | 637,150 |
| 8.3.2 - Rental | 3,777 | 10,371 | 3,423 | 9,961 |
| 8.4 - Interest on capital | **289,674** | **861,345** | **343,887** | **935,808** |
| 8.4.1 - Dividends | - | 571,671 | - | 591,921 |
| 8.4.3 - Retained profits | 289,674 | 289,674 | 343,887 | 343,887 |
| | **1,964,704** | **5,677,483** | **1,864,185** | **5,484,717** |

**21.01 – REPORT ON SPECIAL REVIEW-UNQUALIFIED**

**(Convenience Translation into English from the Original Previously Issued in Portuguese)**

To
The Shareholders and Directors
CPFL Energia S.A.
São Paulo - SP

1 We have reviewed the accompanying quarterly financial information individual and consolidated of CPFL Energia S.A. ("the Company") as of September 30, 2009, comprising the balance sheet, and the statements of income, cash flows and added value, the performance reports and relevant information, prepared under the responsibility of the Company's Management.

2 The quarterly financial information of the jointly-owned indirect subsidiary BAESA - Energética Barra Grande S.A. as of September 30, 2009 were reviewed by other independent auditors, who issued a non qualified special review report on October 21, 2009. CPFL Energia S.A. values its indirect interest in BAESA - Energética Barra Grande S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of September 30, 2009, the balance of this investment is R$ 151,406 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 4,240 thousand. The quarterly financial information of this investee included in the consolidated quarterly financial information presents proportional assets of R$ 359,284 thousand as of September 30, 2009. Our report, in relation to the amounts generated by this indirect investment is based exclusively on the report of the review conducted by the independent auditors of BAESA - Energética Barra Grande S.A.

3 The quarterly financial information of the jointly-owned indirect subsidiary Campos Novos Energia S.A. as of September 30, 2009 were reviewed by other independent auditors, who issued on October 21, 2009 a qualified special review report as follow: As mentioned Note 2.2. (f), the Company uses the depreciation rates established in the DNAEE Administrative

Rule 815/1994 for depreciation of the concession assets; however, Concession Agreement 043/2000, dated May 29, 2000, establishes that if there has not been an extension of the concession at the end of the term of the Agreement that all assets and facilities related to the Hydroelectrical Use and to the Related Transmission System will be incorporated into the Union's equity, without meaning that the Company will be entitled to receive any indemnification for the aforementioned assets and facilities, exception made in those cases in which the investments were made subsequently to the operations start up of the last machine and which have not yet been amortized, provided that these are authorized by the Brazilian Electricity Regulatory Agency (ANEEL). Therefore, in compliance with the accounting practices adopted in Brazil, the assets comprising the basic project would have to be amortized over the term of the Concession Agreement. Thus, the shareholders' equity as of September 30, 2009, is presented herein above the expected figure in R$34,674 thousand (R$26,303 thousand of which refer to prior years) and the profit for the period of nine months then ended is presented herein above the expected figure in R$8,371 thousand, net of tax effects. The proportional effect of the CPFL Energia S.A. indirect interest in the shareholders' equity, income for prior years and profit for the quarter, is R$ 16,894 thousand, R$ 15,526 thousand and R$ 1,368 thousand, respectively. CPFL Energia S.A. values its indirect interest in Campos Novos Energia S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of September 30, 2009, the balance of this investment is R$ 335,392 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 21,850 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 747,970 thousand as of September 30, 2009. Our report, in relation to the amounts generated by this investment is based exclusively on the report of the review conducted by the independent auditors of Campos Novos Energia S.A.

4 Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

5 Based on our special review and the review report issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in paragraph 1 for it to be in conformity with the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

6 As mentioned in Note 3 - item (c. 5) to the quarterly financial information, as result of the 2009 tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the financial components of the power overcontracted of its direct subsidiaries Companhia Piratininga de Força e Luz and Companhia Paulista de Força e Luz. The possible effects resulting from this final review, if any, will be recorded in the Company's equity and financial position in subsequent periods.

7 As mentioned in Note 2.1, as a result of the changes in accounting practices adopted in Brazil during 2008, the quarterly financial information related to the three months period ended as of September 30, 2008, presented for comparison purposes, were restated and are being presented as established in NPC 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors ratified by Determination CVM 506.

October 28, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

**22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES**

**Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL**

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2009, filed with the CVM (Brazilian Securities Commission)

**22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES**

**Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.**

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of September 30, 2009, filed with the CVM (Brazilian Securities Commission).

**22.01 – STATEMENT INCOME OF SUBSIDIARY (in thousands of Brazilian reais – R$)**

**Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S/A**

| 1 – Code | 2 – Description | 3 - 07/01/2009 to 09/30/2009 | 4 - 01/01/2009 to 09/30/2009 | 5 - 07/01/2008 to 09/30/2008 | 6 - 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 3.01 | Operating revenues | 533,603 | 1,456,198 | 541,955 | 1,444,658 |
| 3.02 | Deductions from operating revenues | (52,909) | (183,797) | (77,917) | (217,389) |
| 3.02.01 | ICMS | (4,819) | (52,716) | (29,032) | (87,417) |
| 3.02.02 | PIS | (8,481) | (23,079) | (8,660) | (22,986) |
| 3.02.03 | COFINS | (39,064) | (106,303) | (39,892) | (105,874) |
| 3.02.04 | ISS | (545) | (1,699) | (333) | (1,112) |
| 3.03 | Net operating revenues | 480,694 | 1,272,401 | 464,038 | 1,227,269 |
| 3.04 | Cost of sales and/or services | (384,649) | (1,023,850) | (371,581) | (1,014,651) |
| 3.04.01 | Electric energy purchased for resale | (377,887) | (1,003,910) | (364,556) | (990,289) |
| 3.04.02 | Electric energy network usage charges | 1 | 423 | 0 | (430) |
| 3.04.03 | Material | (450) | (836) | (248) | (1,635) |
| 3.04.04 | Outsourced services | (6,313) | (19,527) | (6,777) | (22,297) |
| 3.05 | Gross operating income | 96,045 | 248,551 | 92,457 | 212,618 |
| 3.06 | Operating expenses/income | (5,313) | (11,556) | 3,113 | (12,713) |
| 3.06.01 | Sales and Marketing | (6,300) | (18,739) | (3,999) | (14,608) |
| 3.06.02 | General and administrative | (515) | (1,558) | (359) | (3,835) |
| 3.06.03 | Financial | 1,491 | 8,730 | 7,464 | 5,729 |
| 3.06.03.01 | Financial income | 4,144 | 11,084 | 6,825 | 14,399 |
| 3.06.03.02 | Financial expenses | (2,653) | (2,354) | 639 | (8,670) |
| 3.06.04 | Other operating income | 0 | 0 | 0 | 0 |
| 3.06.05 | Other operating expense | 11 | 11 | 7 | 1 |
| 3.06.05.01 | Amortization of intangible assets | 0 | 0 | (2) | (8) |
| 3.06.05.02 | Other operating expense | 11 | 11 | 9 | 9 |
| 3.06.06 | Equity in subsidiaries | 0 | 0 | 0 | 0 |
| 3.07 | Income from operations | 90,732 | 236,995 | 95,570 | 199,905 |

**22.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)**

**Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S/A**

| 1 – Code | 2 – Description | 3 - 07/01/2009 to 09/30/2009 | 4 - 01/01/2009 to 09/30/2009 | 5 - 07/01/2008 to 09/30/2008 | 6 - 01/01/2008 to 09/30/2008 |
|---|---|---|---|---|---|
| 3.08 | Nonoperating income (expense) | 0 | 0 | 0 | 0 |
| 3.08.01 | Income | 0 | 0 | 0 | 0 |
| 3.08.02 | Expenses | 0 | 0 | 0 | 0 |
| 3.09 | Income before taxes on income and minority interest | 90,732 | 236,995 | 95,570 | 199,905 |
| 3.10 | Income tax and social contribution | (11,831) | (55,481) | (26,336) | (81,190) |
| 3.10.01 | Social contribution | (4,799) | (16,487) | (7,032) | (21,675) |
| 3.10.02 | Income tax | (7,032) | (38,994) | (19,304) | (59,515) |
| 3.11 | Deferred income tax and social contribution | (17,385) | (19,055) | (4,295) | 19,128 |
| 3.11.01 | Social contribution | (4,602) | (5,044) | (1,137) | 5,046 |
| 3.11.02 | Income tax | (12,783) | (14,011) | (3,158) | 14,082 |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on shareholders' equity | 0 | 0 | 0 | 0 |
| 3.15 | Net income (loss) for the period | 61,516 | 162,459 | 64,939 | 137,843 |
| | SHARES OUTSTANDING EX-TREASURY STOCK (in units) | 2,998,565 | 2,998,565 | 2,998,565 | 2,998,565 |
| | EARNINGS PER SHARE (Reais) | 20.51515 | 54.17892 | 21.65669 | 45.96966 |
| | LOSS PER SHARE (Reais) | | | | |

## 22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

**Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.**

**Gross Revenue**

Gross Revenue for the third quarter of 2009, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul, was R$ 480,694, an increase of R$ 16,656 (3.6%) in relation to the same quarter of 2008.

This increase is basically explained by: i) the increase of 1.6% in the volume of energy sales, representing additional income of R$ 5,182; ii) the additional R$ 4,011 in services income; and iii) recording in the third quarter of 2009 of additional income of R$ 6,337 in relation to compensation for cancellation of energy contracts.

**Net Income and EBITDA**

Net income of R$ 61,516 was recorded in the third quarter of 2009, an increase of R$ 3,423 (5.3%), compared with the same quarter of 2008.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the third quarter of 2009 was R$ 89,735, 1.4% higher than the R$ 88,513 recorded in the same quarter of 2008 (information not reviewed by the Independent Auditors).

**22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES**

**Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ**

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2009, filed with the CVM (Brazilian Securities Commission).

**22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES**

**Subsidiary: RIO GRANDE ENERGIA S.A.**

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2009, filed with the CVM (Brazilian Securities Commission).

98

# SUMMARY

| Group | Table | Description | Page |
|-------|-------|-------------|------|
| 01 | 01 | IDENTIFICATION | 1 |
| 01 | 02 | HEAD OFFICE | 1 |
| 01 | 03 | INVESTOR RELATIONS OFFICER (Company Mailing Address) | 1 |
| 01 | 04 | ITR REFERENCE AND AUDITOR INFORMATION | 1 |
| 01 | 05 | CAPITAL STOCK | 2 |
| 01 | 06 | COMPANY PROFILE | 2 |
| 01 | 07 | COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS | 2 |
| 01 | 08 | CASH DIVIDENDS | 2 |
| 01 | 09 | SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR | 3 |
| 01 | 10 | INVESTOR RELATIONS OFFICER | 3 |
| 02 | 01 | BALANCE SHEET – ASSETS | 4 |
| 02 | 02 | BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY | 5 |
| 03 | 01 | INCOME STATEMENT | 7 |
| 04 | 01 | STATEMENTS OF CASH FLOW | 9 |
| 05 | 01 | STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JULY 01, 2009 TO SEPTEMBER 30, 2009 | 11 |
| 05 | 02 | STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2009 TO SEPTEMBER 30, 2009 | 13 |
| 06 | 01 | NOTES TO THE INTERIM FINANCE STATEMENTS | 14 |
| 07 | 01 | COMMENTS ON PERFORMANCE IN THE QUARTER | 63 |
| 08 | 01 | CONSOLIDATED BALANCE SHEET - ASSETS | 64 |
| 08 | 02 | CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY | 65 |
| 09 | 01 | CONSOLIDATED INCOME STATEMENT | 67 |
| 10 | 01 | CONSOLIDATED STATEMENTS OF CASH FLOW | 70 |
| 11 | 01 | CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JULY 01, 2009 TO SEPTEMBER 30, 2009 | 72 |
| 11 | 02 | CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2009 TO SEPTEMBER 30, 2009 | 73 |
| 12 | 01 | COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER | 74 |
| 13 | 01 | INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES | 79 |
| 14 | 01 | CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES | 80 |
| 19 | 01 | INVESTMENTS | 81 |
| 20 | 01 | OTHER IMPORTANT INFORMATION ON THE COMPANY | 82 |
| 21 | 01 | REPORT ON SPECIAL REVIEW-UNQUALIFIED | 91 |
| 22 | 01 | COMMENTS ON PERFORMANCE OF SUBSIDIARIES | 92 |
| | | COMPANHIA PAULISTA DE FORÇA E LUZ – CPFL | |
| 22 | 01 | COMMENTS ON PERFORMANCE OF SUBSIDIARIES | 93 |
| | | CPFL GERAÇÃO DE ENERGIA S.A. | |
| 22 | 01 | INCOME STATEMENT OF SUBSIDIARIES | 94 |
| 22 | 01 | COMMENTS ON PERFORMANCE OF SUBSIDIARIES | 96 |
| | | CPFL COMERCIALIZAÇÃO BRASIL S.A. | |
| 22 | 01 | COMMENTS ON PERFORMANCE OF SUBSIDIARIES | 97 |

99

| Group | Table | Description | Page |
|---|---|---|---|
|  |  | COMPANHIA PIRATININGA DE FORÇA E LUZ |  |
| 22 | 01 | COMMENTS ON PERFORMANCE OF SUBSIDIARIES | 98 |
|  |  | RIO GRANDE ENERGIA S.A. |  |

100

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009


CPFL ENERGIA S.A.


| By: | /s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO |
|---|---|
| | **Name:** **José Antonio de Almeida Filippo** |
| | **Title:** **Chief Financial Officer and Head of Investor Relations** |

## FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.